As filed with the Securities and Exchange Commission on May 26, 2011

File No. 001-10932

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

WisdomTree Investments, Inc.

(Exact name of registrant as specified in its charter)

Delaware	13-3487784
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

380 Madison Avenue, 21st Floor New York, New York	10017
(Address of Principal Executive Office)	(Zip Code)

Registrant’s telephone number, including area code:

(212) 801-2080

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	The Nasdaq Stock Market, LLC

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this registration statement, including documents incorporated by reference herein, constitute “forward-looking statements.” Forward-looking statements generally can be identified by the use of forward- looking terminology such as “outlook,” “objective,” “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans,” or “continue,” or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect our current expectations regarding future events and operating performance and speak only as of the date of this registration statement. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to the assumption that the projects will operate and perform in accordance with our expectations. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under “Risk Factors.” Our business is both competitive and subject to various risks.

These risks include, without limitation:

•

We have only a limited operating history and, as a result, recent historical growth may not provide an accurate representation of the growth we may experience in the future, which will make it difficult to evaluate our future prospects.

•

Difficult market conditions and declining prices of securities can adversely affect our business by reducing the market value of the assets we manage or causing customers to sell their fund shares and triggering redemptions.

•

Volatility and disruption of the capital and credit markets, and adverse changes in the global economy, may significantly affect our results of operations and may put pressure on our financial results.

•	The amount and mix of our assets under management, which impact revenue, are subject to significant fluctuations.

•	Most of our assets under management are held in ETFs that invest in foreign securities and we have substantial exposure to foreign market conditions and we are subject to currency exchange rate risks.

•

We derive a substantial portion of our revenue from products invested in emerging markets and are exposed to the market-specific political and economic risks as well as general investor sentiment regarding future growth of those markets.

•

We derive a substantial portion of our revenue from a limited number of products and, as a result, our operating results are particularly exposed to the performance of those funds, investor sentiment toward investing in the strategies pursued by those funds and our ability to maintain the assets under management of those funds.

Other factors, such as general economic conditions, including currency exchange rate fluctuations, also may have an effect on the results of our operations. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. For a description of risks that could cause our actual results to materially differ from our current expectations, please see Item 1A. “Risk Factors” in this registration statement.

These forward-looking statements are made as of the date of this registration statement and, except as expressly required by applicable law, we assume no obligation to update or revise them to reflect new events or circumstances.

ii

ITEM 1. BUSINESS

Unless otherwise stated, or the context otherwise requires, references in this registration statement to “we,” “us,” “our” and “WisdomTree” refer to WisdomTree Investments, Inc. and those entities owned or controlled by WisdomTree Investments, Inc. “WisdomTree ETFs” refer to the exchange traded funds issued by the WisdomTree Trust for which we serve as investment advisor. WisdomTree® is our U.S. registered service mark. Diversified Trends Indicator™ and DTI® are trademarks of Alpha Financial Technologies, LLC.

Summary

We are the eighth largest sponsor of exchange traded funds, or ETFs, in the United States based on assets under management, or AUM, as of April 29, 2011, with an AUM of more than $12 billion. An ETF is an investment fund that holds assets such as equities, bonds, currencies or commodities and trades at approximately the same price as the net asset value of its underlying assets. ETFs offer exposure to a wide variety of investment themes, including the broad U.S. and global markets, as well as specific sectors, regions, countries and asset classes, such as commodities, real estate or currencies. We currently offer a comprehensive family of 46 ETFs, which includes 34 international and domestic equity ETFs, 9 currency ETFs, two recently launched international fixed income ETFs and one recently launched managed futures strategy ETF.

We believe ETFs have been one of the most innovative, revolutionary and disruptive technologies to emerge in the last two decades in the asset management industry. The ETF industry is among the fastest growing sectors of the broader asset management industry, experiencing a compound annual growth rate of 31.2% over the past ten years, from $66 billion in AUM in 2000 to nearly $1 trillion in AUM at the end of 2010. Despite this rapid growth, we believe there is considerable potential for further growth in the ETF industry as investors become more familiar with the benefits of ETFs compared to mutual funds and other investment products. Over the last several years, as a percent of total ETF and long-term mutual fund inflows and AUM, ETFs’ share has been growing. In fact, in 2008, the mutual fund industry experienced net outflows while the ETF industry experienced net inflows. We believe the trend towards ETFs will continue and accelerate as the ETF industry benefits from investor education initiatives, the shift by financial advisors to fee-based models, the launch of innovative new products, the introduction of new distribution channels and changing investor demographics.

We are not a traditional asset manager. We are an ETF sponsor focused on creating the most innovative and thoughtful ETFs for the marketplace. We believe there is a considerable growth opportunity for ETFs and are positioning WisdomTree to capitalize on this growth. Our goal is to become one of the top five ETF sponsors in the United States by focusing on our core competitive strengths:

•	the strong performance of our ETFs;

•	a track record of innovative product development;

•	our strong, seasoned and innovative management team;

•	our marketing, research and sales expertise;

•	strong brand recognition;

•	our ability to develop our own proprietary indexes; and

•	our highly scalable business model.

We intend to use these core competitive strengths to:

•	leverage our asset levels, trading volumes and performance track record;

•	continue to launch innovative new products that diversify our product offerings and revenue stream; and

•	selectively pursuing acquisitions and partnerships.

We provide investment advisory and other management services to the WisdomTree Trust and WisdomTree ETFs. In exchange for providing these services, we receive advisory fee revenues based on a percentage of the ETFs average daily net assets. Our expenses are predominantly related to selling, operating and marketing our ETFs. Our revenues have increased substantially since we launched in June 2006. Our revenues increased to $41.6 million in 2010 compared to $22.1 million in 2009 and $23.6 million in 2008. For the first quarter of 2011, our revenues were $14.5 million, compared to $8.7 million in the first quarter of 2010. We have improved our net loss to $7.5 million in 2010, from a loss of $21.2 million in 2009 and a loss of $27.0 million in 2008. We recorded our first net income of approximately $0.2 million during the first quarter of 2011, compared to a net loss of $3.6 million in the first quarter of 2010.

Our principal executive office is located at 380 Madison Avenue, 21st Floor, New York, New York, 10017, and our telephone number is (212) 801-2080. Our website is www.WisdomTree.com. Information contained on, or that can be accessed through, our website is not part of this registration statement.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “WETF.”

Our Industry

ETFs have been in existence for nearly two decades. The first ETF, the Standard & Poor’s Depositary Receipts commonly known as the SPDR, or the “Spider,” was launched in the United States in 1993 and tracked the Standard & Poor’s 500 index. The success of this first ETF led to the creation of additional ETFs. In 1996, Barclays Global Investors launched “iShares” ETFs (then known as World Equity Benchmark Shares, or WEBS) based on MSCI country indexes. The “Diamond” ETF, which is based on the Dow Jones Industrial Average Index, was introduced in 1998 and the “QQQ”, which tracks the Nasdaq 100 index, was launched in 1999. Due to the success of these and other early ETFs, the scale and scope of ETFs has grown rapidly. As of April 29, 2011, there were approximately 1,200 ETFs in the United States with an aggregate AUM reaching over $1 trillion.

ETFs were initially marketed mostly to institutional investors for use primarily in sophisticated trading strategies like hedging, but today, industry experts believe that institutional investors account for only about half of the assets held in ETFs. ETFs have gained in popularity among a broad range of investors and have impacted the way they invest and where they invest. ETFs have provided investors with access to various investment themes and asset classes such as international and emerging market equities, commodities, real estate, currencies and sophisticated trading strategies, which were once reserved for the exclusive use of hedge funds and other institutional investors, and all at significantly lower fees.

Exchange Traded Funds

An ETF is an investment fund that holds assets such as equities, bonds, currencies or commodities and trades at approximately the same price as the net asset value of its underlying assets over the course of the trading day. ETFs offer exposure to a wide variety of asset classes and investment themes, including the broad U.S. and global markets and specific sectors, regions and countries, as well as the standard asset classes and investment styles. There are also ETFs that track certain specific investments, such as commodities, real estate or currencies. Like mutual funds, equity ETFs are baskets of investments that represent a diversified group of companies. However, ETFs have the following characteristics that distinguish them from mutual funds:

•

Transparency. ETFs disclose the composition of their underlying portfolios on a daily basis, unlike mutual funds which typically disclose their holdings every 90 days. As a result, investors “know what they own” and can make more informed investment decisions and respond to market activity.

•

Intraday Trading. Like stocks, ETFs can be bought and sold on exchanges throughout the trading day at market prices. ETFs update the indicative values of their underlying portfolios every 15 seconds. In contrast, mutual funds cannot be bought or sold using intraday prices but rather are bought or sold using end-of-day net asset values. As publicly-traded securities, ETF shares can be purchased on margin and sold short, enabling the use of hedging strategies, and traded using stop orders and limit orders, which allow investors to specify the price points at which they are willing to trade.

•

Tax Efficiency. In the United States, whenever a mutual fund or ETF realizes a capital gain that is not balanced by a realized loss, it must distribute the capital gain to its shareholders. These gains are taxable to all shareholders, even those who reinvest the gain distributions in additional shares of the fund. However, most ETFs have an additional mechanism not utilized by mutual funds that helps them reduce or eliminate taxable gains. ETFs typically redeem their shares through “in-kind” redemptions in which low-cost securities are transferred out of the ETF in exchange for fund shares. As a practical matter, mutual funds can not use this process. These in-kind redemption transactions are not taxable events for the ETF. By using this process, ETFs avoid the transaction fees and tax impact incurred by mutual funds that sell securities to generate cash to pay out redemptions. It is not uncommon for equity ETFs to distribute no capital gains to shareholders at the end of the year. In fact, all of our 34 WisdomTree equity ETFs had zero capital gain distributions in 2010. Tax-efficiency is also improved by the relatively low turnover in the indexes the ETFs are designed to track, which contrasts with active mutual fund managers who typically trade their holdings much more frequently.

•

Lower Fees. ETFs typically offer lower expense ratios because the vast majority of ETFs are not actively managed. While there are typically brokerage commissions charged for the purchase and sale of an ETF similar to what you would pay when you purchase or sell individual securities, the administrative fees that ETFs charge tend to be significantly lower as compared to their mutual fund counterparts. Also, ETFs are generally shielded from the costs associated with buying and selling shares to accommodate purchases and redemptions. On average, the fee for U.S. equity funds charged by ETFs is 0.53% while mutual funds are 1.42%.

Since ETFs trade like an equity security, they also offer significant accessibility and flexibility for investors. ETFs do not carry a minimum holding period or trade size. They can be easily accessed through online brokers or through a financial advisor. No paperwork is required between the fund sponsor and the end customer. Although investors typically pay brokerage commissions to buy or sell an ETF, ETFs do not carry “sales loads” or pay trailer fees to brokers like mutual funds. We believe these features make ETFs an attractive alternative to mutual funds or high-fee financial products or structures such as hedge funds.

Reasons for Using ETFs

ETFs are used in various ways by a range of investors, from conservative to speculative. ETF strategies include:

•	Low Cost Index Investing. Because of their low cost, ETFs are used by investors seeking to track a variety of indexes encompassing equities, commodities or fixed income over the short and long term.

•

Improved Access to Specific Asset Classes. Investors often use ETFs to gain access to specific market sectors or regions around the world using an ETF that holds a portfolio of securities in that region or segment instead of buying individual securities.

•	Protective Hedging. Investors seeking to protect their portfolios may use ETFs as a hedge against unexpected declines in prices.

•

Income Generation. Investors seeking to obtain income from their portfolios may buy dividend-paying ETFs, which encompass a basket of dividend-paying stocks rather than buying individual stocks or a fixed income ETF that typically distributes monthly income.

•	Speculative Investing. Investors with a specific directional opinion about a market sector may choose to buy or sell (long or short) an ETF covering or leveraging that market sector.

•	Arbitrage. Sophisticated investors may use ETFs in order to exploit perceived value differences between the ETF and the value of the ETF’s underlying portfolio of securities.

•

Asset Allocation. Investors seeking to invest in various asset classes to develop an asset allocation model in a cost-effective manner can do so easily with ETFs, which offer broad exposure to various asset classes in a single security.

•

Diversification. By definition, ETFs represent a basket of securities and each fund may contain hundreds or even thousands of different individual securities. The “instant diversification” of ETFs provides investors with broad exposure to an asset class, market sector or geography.

•

Unconflicted Advice. Currently, ETFs are not sold with a sales loads or 12b-1 fees, which are fees paid for marketing and selling mutual fund shares, such as compensating brokers and others who sell fund shares. Therefore, we believe a financial advisor recommending an ETF for their client is generally giving objective advice when recommending an ETF over a mutual fund. We do not pay commissions nor do we offer 12b-1 fees to financial advisors to use or recommend our ETFs.

The ETF Industry

Over the last decade, ETFs have experienced a compound annual growth rate of 31.2% from $66 billion in AUM in 2000 to nearly $1 trillion in AUM at the end of 2010, yet, at the end of 2010, there were approximately 900 ETFs compared to more than 8,000 mutual funds. The chart below reflects the AUM of the ETF industry in the United States since 1995:

Source: Investment Company Institute, Bloomberg, WisdomTree

As of April 29, 2011, we were the eighth largest ETF sponsor in the United States by AUM:

		Total
		(in millions)
1	iShares	$498,075
2	StateStreet	$269,478
3	Vanguard	$172,880
4	PowerShares	$49,182
5	ProShares	$26,731
6	Van Eck	$23,217
7	Deutsche Bank	$14,972
8	WisdomTree	$12,151
9	Rydex	$8,790
10	First Trust	$8,005
11	Direxion	$6,501
12	Merrill (HOLDRs)	$5,428
13	U.S. Commodity Funds	$4,884
14	ETF Securities	$4,530
15	Schwab	$4,249
16	Claymore	$4,015
17	PIMCO	$2,704
18	GlobalX	$1,795
19	ALPS	$1,403
20	GreenHaven	$868
21	RevenueShares	$635
22	Emerging Global Shares	$557
23	IndexIQ	$515
24	AdvisorShares	$287
25	Fidelity	$192
26	X-Shares	$138
27	Teucrium	$113
28	Focus Shares	$79
29	Grail	$30
30	FactorShares	$24
31	Javelin	$15
32	OneFund	$14
33	FaithShares	$11
34	ESG Shares	$3

	Total	$1,122,471

Source: Bloomberg, WisdomTree

ETF Industry Growth Opportunity

We believe there is considerable growth potential in the ETF industry and that we are well-positioned to capitalize on this growth. We believe our growth, and the growth of the ETF industry in general, will be accelerated by the following factors:

•	Education and Greater Investor Awareness. Over the last several years, ETFs have been taking a greater share of inflows and AUM from mutual funds. For example:

•

As a percent of total ETF and long-term mutual fund inflows, ETF inflows have increased from 23% in 2005 to 34% in 2010, according to the Investment Company Institute, and we expect this trend to continue or accelerate.

•

The same data reflects that during the recent market downturn in 2008, while traditional long-term mutual funds were experiencing outflows of $225 billion, ETFs were experiencing inflows of $177 billion.

•	As a percent of total ETF and long-term mutual fund AUM, ETF AUM has increased from 4.2 % in 2005 to 10% in 2010.

We believe as a result of the recent market downturn, investors have become more aware of some of the deficiencies of their mutual fund and other financial products. In particular, we believe investors are beginning to focus on important characteristics of their traditional investments – namely transparency, liquidity and fees. Their attention and education focused on these important investment characteristics may be one of the drivers of the shift in inflows from traditional mutual funds to ETFs. We believe as investors become more aware and educated about ETFs and their benefits, ETFs will continue to take market share from traditional mutual funds and other financial products or structures such as hedge funds, separate accounts and single stocks.

•

Move to Fee-Based Models. Over the last several years, many financial advisors have changed the fees they charge clients from one that is “transaction-based”, that is based on commission for trades or receiving sales loads, to a “fee-based” approach, where an overall fee is charged based on the value of AUM. This fee-based approach lends itself to the advisor selecting no-load, lower-fee financial products, and in our opinion, better aligns the advisor with the interests of their client. Since ETFs generally charge lower fees than mutual funds, we believe this model shift will benefit the ETF industry. As major brokerage firms and asset managers encourage their advisors to move towards fee-based models, we believe overall usage of ETFs will likely increase.

•

Innovative Product Offerings. Historically, ETFs tracked traditional equity indexes, but the volume of ETF growth has lead to significant innovation and product development. As demand increased, ETF sponsors continued to innovate and today, ETFs are in virtually every asset class including commodities, fixed income, alternative strategies, leveraged/inverse, real estate and currencies. We believe there are substantial areas for ETFs to continue to innovate, including alternative-based strategies, hard and soft commodities, and actively-managed strategies. We believe the expansion of ETFs into these new asset classes will fuel further growth and investments from investors who typically access these products through hedge funds, separate accounts, stock investments or the futures and commodity markets.

•

New Distribution Channels. Discount brokers, including TD Ameritrade, E*Trade and Fidelity, now offer free trading and promotion of select ETFs. We believe the promotion of ETF trading by discount brokers and their marketing of ETFs to a wider retail channel will contribute to the future growth of ETFs.

•

Changing Demographics. As the “baby boomer” generation continues to mature and begins to retire, we expect that there will be a greater demand for a broad range of investment solutions, with a particular emphasis on income generation and principal protection, and that more of these retiring investors will seek advice from professional financial advisors. We believe these financial advisors will migrate more of their clients’ portfolios to ETFs due to their lower fees, better fit within fee-based models, and their ability to (i) provide access to more diverse market sectors, (ii) improve multi-asset class allocation and (iii) be used for different investment strategies, including income generation. Overall, we believe ETFs are well-suited to meet the needs of this large and important group of investors.

•

Expansion Into 401(k) Retirement Plans. Historically, 401(k) plans were almost exclusively comprised of mutual funds. However, we believe ETFs are particularly well-suited to 401(k) retirement plans and that these plans present a large and growing opportunity for our industry. ETFs are easy-to-implement, fully transparent investment vehicles covering the full range of asset allocation categories, and are available at significantly lower costs than most traditional mutual funds. In addition, regulatory reform laws are anticipated to go into effect in the second half of 2011 that will require 401(k) retirement plan sponsors to disclose all fees associated with their plans. We believe that as investors become aware of fees associated with using mutual funds in traditional 401(k) retirement plans, they will replace their mutual funds with ETFs because of their lower fees.

Regulatory Framework of the ETF Industry

Not all exchange traded products, or ETPs, are ETFs. ETFs are a distinct type of security that have benefits very different than other ETPs. ETFs are open-end investment companies or unit investment trusts regulated by the Investment Company Act of 1940, as amended. This regulatory structure provides for the highest level of investor protection within a pooled investment product. For example, each ETF is required to have an independent board of Trustees not affiliated with the fund’s investment manager. In addition, ETFs operate under regulations that prohibit affiliated transactions, have standard pricing and valuation rules and mandated compliance programs. ETPs that are not ETFs are not registered under the Investment Company Act and are not required to operate under these higher standards. ETPs can take a number of forms, including exchange traded notes, grantor trusts or limited partnerships. A key differentiating factor between exchange traded funds, grantor trust and limited partnerships from exchange traded notes is that the former holds assets underlying the ETP. Exchange traded notes on the other hand are backed by debt instruments issued by the exchange traded note sponsor. Because of this differentiation, exchange traded funds, grantor trust and limited partnerships are generally referred together as exchange traded funds even though there are technical differences. Also, each of these structures has implications for taxes, liquidity, tracking error and credit risk. Though creating an ETF may require additional regulatory and operational hurdles, we believe that ETFs are the best investment structure for investors and we expect to continue creating products using the ETF structure.

Because ETFs do not fit into the regulatory provisions governing mutual funds, ETF sponsors need to apply to the Securities and Exchange Commission, or SEC, for “exemptive relief” from certain provisions of the Investment Company Act in order to operate ETFs. This exemptive relief allows the ETF sponsor to bring products to market for the specific products or structures they have applied for. Applying for exemptive relief can be costly and take several months to several years depending on the type of exemptive relief sought.

Corporate Structure

The WisdomTree ETFs are issued by the WisdomTree Trust. The WisdomTree Trust is a Delaware statutory trust registered with the SEC as an open-end management investment company. The Board of the WisdomTree Trust, or the Trustees, is separate from the Board of Directors of our company, WisdomTree Investments, Inc. The Trustees are primarily responsible for overseeing the management and affairs of the WisdomTree ETFs and the Trust for the benefit of the WisdomTree ETF stockholders. We have licensed the use of our own fundamentally-weighted indexes for ETFs on an exclusive basis to the WisdomTree Trust for the WisdomTree ETFs.

Like most ETFs, the day-to-day business of the Trust is generally performed by third-party service providers, such as the adviser, sub-adviser, distributor and administrator, although the Trustees are responsible for overseeing the Trust’s service providers. The Trustees have approved us to serve as the investment adviser to the WisdomTree Trust as well as provide general management and administration of WisdomTree Trust and each of its ETFs. In turn, we have contracted with other third party service providers for some of these services. In addition, Jonathan Steinberg, our Chief Executive Officer, serves as a Trustee and President of the WisdomTree Trust and Amit Muni, our Chief Financial Officer, serves as Treasurer of the Trust.

Our investment management agreement with the WisdomTree Trust and WisdomTree ETFs must be renewed and specifically approved at least annually by a vote of the Trustees.

The following diagram depicts the corporate structure:

Corporate History

WisdomTree Investments, Inc. was incorporated by our Chief Executive Officer and founder, Jonathan Steinberg, in Delaware as Financial Data Systems, Inc., on September 19, 1985, but was inactive until October 1988 when it acquired the assets relating to what would become Individual Investor magazine, a monthly personal finance magazine. In December 1991, it completed an initial public offering and commenced trading on the Nasdaq Stock Market. In 1993, the company’s name was changed to Individual Investor Group, Inc. and throughout the 1990’s it was a financial media company that published several magazines, including Individual Investor and Ticker, newsletters, as well as maintained several online financial related websites. In addition, the company also began developing stock indexes. Due to the economic downturn in the financial media industry in 2000 and 2001, the company sold its media properties in order to preserve its capital while it pursued a new business plan focusing on developing and licensing its stock indexes. The company’s common stock was de-listed from Nasdaq and began quotation on the over-the-counter market known as the Pink Sheets. In 2002, the company’s name was changed to Index Development Partners, Inc., and Jonathan Steinberg, along with Luciano Siracusano, our Chief Investment Strategist, continued development of the concepts for our fundamentally weighted index methodology. While this concept was being developed, the company sought to obtain financing to recapitalize and become an ETF sponsor. Between 2004 and 2005, the company obtained financing from a core group of investors including former hedge fund manager Michael Steinhardt, Professor Jeremy Siegel of The Wharton School of the University of Pennsylvania and the venture capital firm of RRE Ventures, LLC. Michael Steinhardt became our Chairman and Professor Jeremy Siegel became the senior investment strategy advisor for our company and Board. James Robinson, IV of RRE Ventures also joined our Board. In 2005, the company’s name was changed to WisdomTree Investments, Inc. WisdomTree Investments, Inc. launched its first 20 ETFs in June 2006. Our common stock continues to be quoted on the Pink Sheets, now known as OTC Markets, and we intend to seek listing of our common stock on in connection with the filing of this Form 10 with the U.S. Securities and Exchange Commission.

Our Business

Overview

We are the eighth largest sponsor of ETFs in the United States based on AUM. In June 2006, we launched 20 ETFs and, as of April 29, 2011, we had 46 ETFs with AUM of approximately $12.2 billion.

Through our operating subsidiary, we provide investment advisory and other management services to the WisdomTree Trust and WisdomTree ETFs. In exchange for providing these services, we receive advisory fee revenues based on a percentage of the ETFs average daily net assets. Our expenses are predominantly related to selling, operating and marketing our ETFs.

We have contracted with third parties to provide some of the investment advisory and other management services to the WisdomTree ETFs. We have contracted with Mellon Capital Management Corporation to act as sub-advisor and provide portfolio management services for the WisdomTree ETFs. We have also contracted with Bank of New York to provide fund administration, custody, accounting and other related services for the WisdomTree ETFs. Both of these parties are part of The Bank of New York Mellon Corporation, collectively BNY Mellon.

Our primary business is an ETF sponsor. However, in conjunction with the development of our indexes for our ETFs, we also license our indexes to third parties for use in financial products or for separate accounts. This is not currently a material part of our business and we do not believe this will become a material part of our business in the future.

We also have a small team dedicated to promoting the use of WisdomTree ETFs in 401(k) retirement plans through our wholly-owned subsidiary, WisdomTree Retirement Services, Inc. We believe the benefits of ETFs, along with pending regulatory disclosure of fees paid by 401(k) plan participants and sponsors, will foster more use of low cost ETFs in 401(k) plans. This initiative is still in its early stages and is expected to be a long-term investment.

Our revenues have increased substantially since we launched in June 2006. Our revenues increased to $41.6 million in 2010 compared to $22.1 million in 2009 and $23.6 million in 2008. For the first quarter of 2011, our revenues were $14.5 million, compared to $8.7 million in the first quarter of 2010. With only approximately five years of operations, we have improved our net loss to $7.5 million in 2010, from a loss of $21.2 million in 2009 and a loss of $27.0 million in 2008. We recorded our first net income of approximately $0.2 million during the first quarter of 2011, compared to a net loss of $3.6 million in the first quarter of 2010.

Our Products

Today, we offer a comprehensive family of 46 ETFs, which includes 34 international and domestic equity ETFs, 9 currency income ETFs, two recently launched international fixed income ETFs and one recently launched managed futures strategy ETF. 45 of our ETFs are listed on NYSE Arca, a listing venue of NYSE Euronext, and one of our ETFs is listed on the Nasdaq Stock Market. In April 2010, ten of our ETFs also were cross-listed in the special international section on the Mexican stock exchange, Bolsa Mexicana De Valores, where certain institutional investors trade foreign securities in Mexico.

Equity ETFs

We offer equity ETFs covering the U.S. and international developed and emerging markets. These ETFs offer access to the securities of large, mid and small-cap companies, companies located in the United States, developed markets and emerging markets, as well as companies in particular market sectors, including basic materials, energy, utilities and real estate. As described in more detail below, our equity ETFs track our proprietary fundamentally weighted indexes, as opposed to market capitalization weighted indexes, which assign more weight to stocks with the highest market capitalizations. These fundamentally weighted indexes focus on securities of companies that pay regular cash dividends or on securities of companies that have generated positive cumulative earnings over a certain period. We believe these factors, rather than market capitalization alone, provide investors with better risk adjusted returns.

Currency ETFs

We offer currency ETFs that provide investors with exposure to developed and emerging market currencies, including the Chinese Yuan, the Brazilian Real, the Euro and the Japanese Yen. Currency ETFs invest in U.S. money market securities, forward currency contracts and swaps and seek to achieve the total returns reflective of both money market rates in selected countries available to foreign investors and changes to the value of these currencies relative to the U.S. dollar. We launched the industry’s first currency ETFs in May 2008 using an actively managed strategy.

International Fixed Income ETF

In August 2010, we launched an ETF that predominantly invests in a broad range of local debt denominated in the currencies of emerging market countries and on March 17, 2011, we launched an ETF that invests in local debt denominated in the currencies of Asia Pacific ex-Japan countries. We intend to launch additional fixed income bond funds and broaden our product offerings in this category.

Alternative Strategy ETF

In January 2011, we launched the industry’s first managed futures strategy ETF. This fund seeks to achieve positive returns in rising or falling markets that are not directly correlated to broad market equity or fixed income returns. This fund is managed using a quantitative, rules-based strategy designed to provide returns that correspond to the Diversified Trends Indicator™, or DTI®. The DTI is a long/short rules-based managed futures indicator developed by Victor Sperandeo of Alpha Financial Technologies, LLC and is a widely used indicator designed to capture the economic benefit derived from rising or declining price trends in the markets for commodity, currency and U.S. Treasury futures. We have an exclusive license to manage an ETF against this indicator. We also intend to explore additional alternative strategy products in the future.

The type and AUM for each of our ETFs are listed below as of April 29, 2011:

	Number of Funds	Type	AUM
			(in millions)
Equity ETFs:
U.S. Equity ETFs	12	Index based	$2,342
Emerging Markets Equity ETFs	4	Index based	$3,914
International Developed Equity ETFs	14	Index based	$2,737
International Sector Equity ETFs	4	Index based	$273
Currency ETFs	9	Actively Managed	$1,596
International Fixed Income ETFs	2	Actively Managed	$1,193
Alternative Strategy ETF	1	Actively Managed	$96

Total	46		$12,151

Index Based ETFs

Our equity ETFs seek to track our own fundamentally weighted indexes. Most of today’s ETFs track market capitalization weighted indexes. Market capitalization weighted ETFs assign more weight to stocks with the highest market capitalizations, which is a function of stock price. This means that if a stock is overvalued, market capitalization weighted funds will give the overvalued stock greater weight as its price and market capitalization increases and the opposite is true if a stock is undervalued, where market capitalization weighted funds will give it less weight. Without a way to rebalance away from these stocks, market capitalization weighted funds essentially hold more of a company’s stock as its price is going up and less as the price of the company’s stock is going down. In other words, these funds buy high and sell low. Market history contains many examples of overvalued stocks, for example, the technology and dot-com bubble of the late 1990s. We believe this structural flaw can expose investors to potentially higher risks and lower returns.

To address the structural flaw of market cap-weighting, we developed fundamentally weighted indexes that weight companies in our ETFs by a measure of fundamental value instead of market capitalization using a rules-based methodology. After researching fundamental indicators of value, we believe the most effective metrics are cash dividends or earnings. Our research indicated that weighting by cash dividends or earnings provided investors with better risk adjusted returns than market capitalization weighted indexes. The rules-based methodology that we created weights companies in our index based on either dividends or earnings in order to magnify the effect that dividends or earnings play on the total return of the index. Under our rules-based methodology, we weight each company based on their projected cash dividends to be paid over the coming year over the sum of the projected cash dividends to be paid by all companies or we weight each company based on their previous annual earnings over the sum of the earnings by all companies in the index. Our funds are rebalanced annually and designed to reset back to an indicator of fundamental value – either cash dividends paid or earnings generated. All of our index based equity ETFs are based on this approach. We believe this fundamentally weighted approach offers better returns than comparable ETFs or mutual funds tracking market capitalization weighted indexes over the long-term.

We benchmark each of our fundamentally weighted indexes against traditional market capitalization-weighted indexes designed to track similar companies, sectors, regions or exposure. As of April 29, 2011, approximately 80% of the approximately $9.3 billion invested in our 34 equity ETFs on April 29, 2011 were in funds that, since their respective inceptions, outperformed their competitive market capitalization-weighted benchmarks through that date. 21 of our 34 equity ETFs outperformed their competitive capitalization-weighted benchmarks since their respective inception through April 29, 2011. We believe this outperformance has been achieved primarily due to the weighting and selection of companies in our fundamentally weighted indexes using our rules-based methodology, rather than market capitalization-weighted indexes.

Actively Managed ETFs

In 2008, we obtained regulatory approval to launch actively managed ETFs, which are ETFs that are not based on an index but rather are actively managed with complete transparency of the ETF’s portfolio on a daily basis. We are one of only a limited number of ETF sponsors who have obtained permission from the SEC to launch actively managed ETFs. This has enabled us to develop products not yet offered by other ETF sponsors. Our actively managed ETFs include our currency ETFs, international fixed income ETFs and managed futures strategy ETF.

The securities purchased and sold by our ETFs include U.S. and foreign equities, forward currency contracts and U.S. and foreign debt instruments. In addition, we enter into derivative transactions, in particular U.S. listed futures contracts, non-deliverable currency forward contracts, and total return swap agreements in order to gain exposure to commodities, foreign currencies, and interest rates. The exchanges these securities trade on include all the major exchanges worldwide including:

• Amman Stock Exchange	• Johannesburg Stock Exchange

• Athens Exchange	• Korea Exchange

• Australian Securities Exchange	• London Stock Exchange

• BM&FBOVESPA S.A.	• NASDAQ OMX

• BME Spanish Exchanges	• National Stock Exchange of India Limited

• Bolsa de Comercio de Santiago	• NYSE Euronext

• Bolsa Mexicana de Valores	• Philippine Stock Exchange

• Bombay Stock Exchange Ltd.	• Singapore Exchange

• Borsa Italiana SpA (London Stock Exchange Group)	• SIX Swiss Exchange

• Budapest Stock Exchange Ltd. (Wiener Börse AG)	• Stock Exchange of Thailand

• Bursa Malaysia	• Taiwan Stock Exchange

• Deutsche Börse AG	• Tel-Aviv Stock Exchange

• Hong Kong Exchanges and Clearing	• The Egyptian Exchange

• Indonesia Stock Exchange	• Tokyo Stock Exchange Group, Inc.

• Irish Stock Exchange	• Warsaw Stock Exchange

• Istanbul Stock Exchange

Historical Net ETF Inflows and AUM

The following charts reflect our historical net ETF inflows, market share of industry inflows and ETF AUM since we launched our funds in June 2006:

We have experienced positive net inflows each year since we launched our first ETFs in June 2006. While we have experienced significant fluctuations in our net inflows quarter to quarter, we have only experienced one quarter of net outflows – approximately $15.5 million of net outflows in the third quarter of 2008 – when the overall market sentiment was extremely negative. Our ETF AUM declined from $4.6 billion in 2007 to $3.2 billion at the end of 2008 as a result of $2.3 billion decline in the market value of the securities our ETFs hold resulting from the global economic crisis despite $907 million of net inflows. Our market share also declined during that period as investors began to sell off equity investments and invest in government fixed income and commodity ETFs. At that time, we did not have fixed income or commodity presence. Part of our growth strategy is to diversify our product offering.

Over the last several quarters, our market share of net ETF inflows has also been increasing. We believe this trend is a result of our strong product offering in emerging market equities, new products we launched such as currency and international fixed income, as well as a longer track record for our equity funds launched in 2006 and 2007. Our growth strategy seeks to increase our market share of ETF industry inflows.

Distribution and Sales

We distribute our funds primarily through financial advisors in the major channels in the asset management industry using our own sales professionals. These channels include brokerage firms, registered investment advisors, institutional investors, private wealth managers and discount brokers. We typically do not target our ETFs directly to the retail segment but rather to financial advisors who act as the intermediary between the end client and us. We do not pay commissions nor do we offer 12b-1 fees to financial advisors to use or recommend the use of our ETFs.

We have developed an extensive network and relationships with financial advisors and we believe our ETFs and related research are structured to meet their needs and those of their clients. Our sales professionals act in a consultative role to provide the financial advisor with value-added services. We consistently grow our network of financial advisors and we opportunistically seek to introduce new products that best deliver our investment strategies to investors through these distribution channels. We have our own team of 25 sales professionals located in the United States as of April 29, 2011.

In 2010, we entered into agreements with Advisors Asset Management, Inc. and Compass Group Holdings S.A. to serve as the external marketing agents for the WisdomTree ETFs in the U.S. independent broker-dealer channel and in Latin America, respectively. These arrangements expand our distribution capabilities to channels that we believe we would have difficulty accessing in a cost-effective manner. Under these agreements, we pay these marketing agents a percentage of our advisory fee revenue based on incremental growth in assets under management in the respective sales channel. Since inception, we have incurred in total approximately $0.2 million in expenses as of March 31, 2011 related to these marketing arrangements. We do not expect this expense to be material in any fiscal period.

Marketing and Advertising

Our marketing effort is focused on three objectives: (1) generating new clients and inflows to our ETFs; (2) retaining existing clients, with a focus on cross-selling additional WisdomTree ETFs; and (3) building brand awareness. We pursue these objectives through a multi-faceted marketing strategy targeted at financial advisors within the asset management industry. We utilize the following strategies:

•

Targeted Advertising. In an effort to maximize the goal of reaching financial advisors, we create highly targeted multi-media advertising campaigns limited to established core financial media. For example, our television advertising runs exclusively on the cable networks, CNBC, and Bloomberg Television; online advertising runs on ETF-specific web sites, such as www.seekingalpha.com and www.etfdatabase.com; and print advertising runs in core financial publications, including Barron’s and Institutional Investor.

•

Media Relations. We have a full time public relations manager who has established relationships with the major financial media outlets including: the Wall Street Journal, Barron’s, the Financial Times, Bloomberg, Reuters and USA Today. We utilize these relationships to help create awareness of the WisdomTree ETFs and the ETF industry in general. Key members of management including our Chief Investment Strategist, Luciano Siracusano, our President and Chief Operating Officer, Bruce Lavine, and our Director of Research, Jeremy Schwartz, are frequent market commentators and conference panelists regarding the ETF industry.

•

Direct Marketing. We have a database of approximately 100,000 financial advisors to which we regularly market through targeted and segmented communications such as on-demand research presentations, ETF-specific or educational events and presentations, quarterly newsletters and market commentary from our senior investment strategy advisor, Professor Jeremy Siegel.

•	Sales Support. We create comprehensive marketing materials to support our sales process including whitepapers, research reports, investment ideas and performance data for all WisdomTree ETFs.

We will continue to evolve our marketing and communication efforts in response to changes in the ETF industry, market conditions and marketing trends.

Research

Our research team has three core functions: index development and oversight, investment research and sales support. In its index development role, the research group is responsible for creating the investment methodologies and overseeing the maintenance of our indexes that WisdomTree’s equity ETFs are designed to track. The team also provides a variety of investment research around these indexes and market segments. Our research is typically academic-type research to support our products, including white papers on the strategies underlying our indexes and ETFs, investment insight on current market trends, and types of investment strategies that drive long-term performance. We distribute our research through our sales professionals, online through our website, targeted emails to financial advisors, or through financial media outlets, including interviews on CNBC. On some occasions our research has been included in “op-ed” letters appearing in the Wall Street Journal. Finally, the research team supports our sales professionals in meetings as market experts and through custom reports. In addition, we often consult with our senior investment strategy advisor, Professor Jeremy Siegel, on product development ideas.

Business Transactions

Joint Venture with Mellon Capital Management Corporation and The Dreyfus Corporation

In 2008, we entered into a mutual participation agreement with Mellon Capital Management Corporation and The Dreyfus Corporation in which we agreed to collaborate in developing currency and fixed income ETFs under the WisdomTree Trust. Under the agreement, we contribute our expertise in operating the ETFs, sales, marketing and research, and Mellon Capital and Dreyfus contributed sub-advisory, fund administration and accounting services for these collaborated ETFs. All third-party costs and profits and losses are shared equally. This agreement expires in March 2013. As of February 28, 2011, approximately $2.0 billion of our AUM is related to this agreement. If this agreement were to expire, we would be required to contract separately with Mellon Capital and Dreyfus, or pay another third party to provide for these services. Although we would then have to pay for these services, we would not have to share any profits or losses related to these ETFs. At this time, we are not aware if this agreement will expire or be renewed.

Treasury Equity, LLC

In 2007, we acquired the rights to an application pending with the SEC for exemptive relief to operate currency funds from Treasury Equity, LLC, a private company. Following this purchase we continued to pursue the application for the exemptive relief and ultimately it formed the basis for our regulatory ability to operate currency ETFs. In exchange, we issued approximately 1.2 million shares of common stock valued at approximately $2.3 million during 2008 and 2009. In addition, until March 2017, we will pay Treasury Equity, LLC a quarterly fee which is calculated as the lesser of 0.03% of the average daily assets under management for our currency ETFs or 10% of revenues we earn from our currency ETFs. We have paid in total $0.1 million in trailer fees as of March 31, 2011.

Our Competitive Strengths

Our business strategy is designed to support our efforts to be among the top 5 ETF sponsors in the United States. Key to executing this strategy is a focus on our core competitive strengths:

•

Strong ETF Performance. We created indexes that weight companies in our equity ETFs by a measure of fundamental value instead of market capitalization. We believe this approach will yield better risk adjusted returns over the long-term than our competitors’ market capitalization weighted products. Approximately 80% of the approximately $9.3 billion invested in our 34 equity ETFs on April 29, 2011 were in funds that, since their respective inceptions, outperformed their competitive market capitalization-weighted benchmarks through that date. 21 of our 34 equity ETFs outperformed their competitive market capitalization-weighted benchmarks since their respective inception through April 29, 2011. Our strategy is to maintain our performance by consistently applying our investment philosophy and process.

•

Track Record of Innovative Product Development. We believe we have created a track record of innovation that places us at the forefront of ETF providers. This innovation began with our equity ETFs which follow our own fundamentally weighted methodology. Our recent innovations include:

•	We launched the industry’s first emerging markets small cap equity ETF.

•	We launched the industry’s first actively managed currency ETFs.

•

We launched the industry’s first equity ETF that invests in local shares in India using an innovative ETF structure that complies with regulations related to foreign ownership limits of Indian companies.

•

We launched the industry’s first ETF designed to offer investors broad exposure to the international developed equity markets while at the same time hedging the currency fluctuations between foreign currencies.

•

We launched the industry’s first managed futures strategy ETF. This ETF allows investors access to a sophisticated strategy at a much lower cost point than most competing products. We launched this fund under our actively managed ETF approval and used derivatives to maximize the ETFs performance in a cost-effective and risk-appropriate manner.

We believe our expertise in using the breadth and depth of our regulatory exemptive relief, which allows us to launch index-based and actively managed ETFs, including ETFs that use alternative strategies and derivatives, creates a strategic advantage by enabling us to launch innovative ETFs that others may not be able to launch in the short-term.

•

Strong, Seasoned and Innovative Management Team. We have built a strong and dedicated senior leadership team. Most of our leadership team have significant ETF or financial services industry experience in fund operations, regulatory and compliance oversight, product development and management or marketing and communications. We believe our team, by developing an ETF sponsor from the ground up despite significant competitive, regulatory and operational barriers, has demonstrated an ability to innovate as well as recognize and respond to market opportunities.

•

Marketing, Research and Sales Expertise. The majority of our personnel are professionals dedicated to marketing, research and sales. While our sales professionals are the primary point of contact with financial advisors who use our ETFs, their efforts are enhanced through value-added services provided by our research and marketing efforts. We believe the recent growth we have experienced by strategically aligning marketing campaigns with targeted research and sales initiatives differentiates us from our competitors.

•

Strong Brand Recognition. With our launch in 2006, we made a tactical decision to establish the WisdomTree brand through targeted television, print and online advertising, as well as public relations efforts using our investors, Michael Steinhardt and Professor Jeremy Siegel. We believe we have been successful in these efforts and WisdomTree has created a strong and recognized brand associated with product innovation, customer service and integrity.

•

Development of Indexes. Our equity ETFs use our own indexes, which we believe gives us several advantages. Most importantly, we are able to considerably increase our speed to market. Our product development and index teams work closely to identify potential new ETFs for the marketplace. Because we can create indexes ourselves, we have the ability to create innovative indexes and related ETFs much more rapidly than our competitors who have to work with third party index providers. Also, we are able to maintain a consistent investment philosophy for our products which creates a unified investing experience for investors. The second advantage of being able to create our own proprietary indexes is cost. Our competitors license indexes from third parties and in exchange, they pay licensing fees, which in some cases may be significant. Since we create our own indexes, we do not incur any of these licensing costs and can therefore be more competitive on the fees we charge for our ETFs.

•

Highly Scalable Business Model. We have built a lean and efficient organization focused on our core competencies of product development, marketing, research and sales of ETFs. We have chosen to outsource to third parties those services which do not fit our core competency or are either cost, risk or people intensive. For example, we have outsourced the portfolio management responsibilities and fund accounting operations of our ETFs to BNY Mellon; therefore, we do not bear the risks or costs associated with trading securities nor need to maintain complex fund accounting systems or staff required to perform those functions. We believe outsourcing these commoditized functions is more cost efficient than building these capabilities internally. In turn, we believe we have built a very highly scalable business model.

Our Growth Strategy

Our goal is to be among the top five ETF sponsors in the United States. To achieve this goal, our strategy is to position us to capitalize on the growth of the ETF industry as well as increase our market share of industry inflows at a higher rate than we have historically experienced. Our average market share of industry inflows since inception was 1.6% as of March 31, 2011. Our market share in recent quarters has been increasing and is higher than our average since inception. We believe this is a result of a variety of factors including increased investor demand for equities; greater acceptance of WisdomTree ETFs, and in particular, our strong product offering in emerging market equities; introduction of new WisdomTree ETFs; and a longer track record for our existing ETFs. We will seek to increase our market share by continuing to implement the following growth strategies:

•

Leverage our Asset Levels, Trading Volumes and Performance Track Record. We have built a professional sales force, established a strong brand, introduced innovative ETFs and established a performance track record. As we grow our assets under management, we believe several factors will continue to foster additional growth:

•

First, we believe higher asset levels in some of our ETFs make those ETFs more attractive to investors and financial advisors. For example, at December 31, 2009, our top 5 largest ETFs had assets under management of approximately $2.4 billion, yet one year later, they collectively had approximately $4.4 billion under management.

•

Second, higher trading volumes for ETFs make those ETFs more attractive for financial advisors and traders. As our assets under management have grown, so have our trading volumes. The average daily trading volume for our ETFs in 2009 was 1.8 million shares a day. In 2010, the average daily trading volume increased to approximately 3.6 million shares a day.

•

Third, a longer performance track record makes ETFs more attractive to all investors and in particular large institutional investors such as endowments or pension plans. Of particular significance are 3 year, 5 year and 10 year track records. At June 30, 2011, 31 of our ETFs will have at least 3 year track records, 19 of which will also have 5 year records. The existence of these track records now makes our ETFs eligible for evaluations by large investment research firms like Morningstar.

•

Continue to Launch Innovative New Products that Diversify our Product Offerings and Revenue Stream. Another key to increasing our AUM will be our ability to introduce new ETFs to the market place that meet investor needs. We believe our track record has shown we have the ability to create and sell innovative ETFs that meet market demand. It will also be important to diversify our product offering into different asset classes. As of April 29, 2011, 34 of our 46 ETFs are in equities. In 2008, we expanded into currency ETFs. In 2010, we launched our first international fixed income ETF and in early 2011, we launched our first alternative strategy ETF and another international fixed income ETF. Beginning in late 2008 and continuing into 2009 and early 2010, many investors sold their equity positions and invested in fixed income and commodity ETFs. At that time, we did not have fixed income or commodity presence and, although we did not experience net outflows, our AUM and revenues declined as we experienced negative market movement. We believe continued diversification will strengthen our business by allowing us to obtain inflows, maintain AUM and generate revenues during different market cycles.

•

Selectively Pursue Acquisitions or Partnerships. We may pursue acquisitions or enter into partnership or other commercial arrangements that will enable us to strengthen our current business, expand and diversify our product offering, increase our assets under management or enter into new markets. We believe entering into partnerships or acquisitions is a cost-effective means of growing our business and AUM. In 2007, we purchased certain assets and intellectual property from Treasury Equity, LLC which formed the basis for our currency ETFs. In 2008, we entered into a joint venture with Mellon Capital Management Corporation and The Dreyfus Corporation with respect to our currency and fixed income ETFs. We believe our management team is well equipped to identify and execute strategic opportunities for us.

Competition

The asset management industry is highly competitive and we face substantial competition in virtually all aspects of our business. Factors affecting our business include fees for our products, investment performance, brand recognition, business reputation, quality of service, and the continuity of our financial advisor relationships. We compete primarily with other ETF sponsors and mutual fund companies and secondarily against other investment management firms, insurance companies, banks, brokerage firms and other financial institutions that offer products that have similar features and investment objectives to those offered by us. The vast majority of the firms we compete with are subsidiaries of large diversified financial companies and many others are much larger in terms of AUM, years in operations, and revenues and, accordingly, have much larger sales organizations and budgets. In addition, these larger competitors may attract business through means that are not available to us, including retail bank offices, investment banking and underwriting contacts, insurance agencies and broker-dealers.

Recently, our competitors, Vanguard, Charles Schwab, iShares and FocusShares (through Scottrade Inc.), became engaged in significant price competition by lowering fees charged for ETFs offering similar investment strategies and waiving trading commission. These ETFs are broad based market capitalization weighted equity ETFs or with respect to iShares, related to gold. We do compete against these firms for similar related equity strategies; however, as described above, our indexes are fundamentally weighted, not market capitalization weighted. However, an index developer has created a series of fundamentally weighted indexes similar to ours which may be licensed by a competitor of ours. Some of our competitors have launched or will be launching fundamentally weighted ETFs of their own. Both the indexer and our competitors are using indexes with different fundamental weighting than our approach. If price competition intensifies or we begin to compete with other ETF sponsors using a fundamentally weighted approach at a lower price than ours, we may be required to reduce the advisory fees we charge in order to compete.

In 2008, the SEC announced a proposal to allow ETFs to form and operate without the need to obtain exemptive relief. This proposed rule has not yet been adopted and we do not know if or when it may be adopted. Removing the time barrier and expense needed to obtain exemptive relief may bring additional competitors into the marketplace.

We believe our ability to successfully compete will be based on our competitive fee structure and our ability to achieve consistently strong investment performance, develop distribution relationships, create new investment products, offer a diverse platform of investment choices and attract and retain talented sales professionals and other employees.

Regulation

The investment management industry is subject to extensive regulation and virtually all aspects of our business are subject to various federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and stockholders of registered investment companies. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of our business and to impose sanctions for failure to comply with these laws and regulations. Further, such laws and regulations may provide the basis for litigation that may also result in significant costs to us. The costs of complying with such laws and regulations have increased and will continue to contribute to the costs of doing business:

•

The Investment Advisers Act of 1940 – The SEC is the federal agency generally responsible for administering the U.S. federal securities laws. Our subsidiary, WisdomTree Asset Management, Inc., or WTAM, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) and, as such, is regulated by the SEC. The Investment Advisers Act requires registered investment advisers to comply with numerous and pervasive obligations, including, among others, recordkeeping requirements, operational procedures, registration and reporting and disclosure obligations.

•

The Investment Company Act of 1940 – The WisdomTree ETFs are registered with the SEC pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”). WTAM, as an adviser to a registered investment company, must comply with the requirements of the 1940 Act and related regulations including, among others, requirements relating to operations, fees charged, sales, accounting, recordkeeping, disclosure and governance. In addition, the WisdomTree Trust generally has obligations with respect to the qualification of the registered investment company under the Internal Revenue Code.

•

Broker-Dealer Regulations – Although we are not registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, as amended, nor are we a member firm of the Financial Industry Regulatory Authority, or FINRA, many of our employees, including all of our salespersons, are licensed with FINRA and are registered as associated persons of the distributor of the WisdomTree ETFs and, as such, are subject to the regulations of FINRA that relate to licensing, continuing education requirements and sales practices. FINRA also regulates the content of our marketing and sales material.

In addition, in connection with this Form 10 filing, we intend to list our common stock on The Nasdaq Global Market and will therefore be also subject to their rules including corporate governance listing standards.

Intellectual Property

We regard our name, WisdomTree, as material to our business and have registered WisdomTree® as a service mark with the U.S. Patent and Trademark Office and in various foreign jurisdictions.

Our index-based equity ETFs are based on our own indexes and we do not license them from, nor do we pay licensing fees to, third parties for these indexes.

We have three patent applications pending with the U.S. Patent and Trademark office that relate to the operation of our ETFs and our index methodology. There is no assurance that patents will be issued from these applications and we do not rely upon future patents for a competitive advantage.

Employees

As of April 29, 2011, we had 61 full-time employees. Of these employees, 25 are engaged in our sales function with the remainder in providing managerial, finance, marketing, legal, regulatory compliance, operations and research functions. None of our employees are covered by a collective bargaining agreement and we consider our relations with employees to be good.

ITEM 1A. RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus before making a decision to invest in our common stock. If any of these risks actually occur, our business, operating results, financial condition and prospects could be harmed. This could cause the trading price of our common stock to decline and a loss of all or part of your investment.

Risks Relating to our Industry and Business

We have only a limited operating history and, as a result, recent historical growth may not provide an accurate representation of the growth we may experience in the future, which will make it difficult to evaluate our future prospects.

We launched our first 20 ETFs in June 2006 and have only a limited operating history in the asset management business upon which an evaluation of our performance can be made. Since we launched our first ETFs, we have incurred significant losses and we first reported net income in the first quarter of 2011. We only began to generate positive cash flow on a full quarterly basis in the second fiscal quarter of the year ended December 31, 2010 and, as a result, recent historical growth may not provide an accurate representation of the growth we may experience in the future, which will make it difficult to evaluate our future prospects. We have a history of net losses and have not achieved sustained profitability and we may not be able to maintain or increase our level of profitability. We incurred net losses of $27.0 million, $21.2 million and $7.5 million in the years ended December 31, 2008, 2009 and 2010, respectively. Even though we achieve profitability in one quarter, because of the various risks outlined in this registration statement, we cannot be assured that we will continue to be profitable. As a result, recent historical growth may not provide an accurate representation of the growth we may experience in the future, which will make it difficult to evaluate our future prospects.

Difficult market conditions and declining prices of securities can adversely affect our business by reducing the market value of the assets we manage or causing customers to sell their fund shares and triggering redemptions.

We are subject to risks arising from adverse changes in market conditions and the declining price of securities, which may result in a decrease in demand for investment products, a higher redemption rate or a decline in AUM. Our revenue is directly impacted by the value of the securities held by our funds. As a result, our business can be expected to generate lower revenue in declining markets or general economic downturns. Substantially all of our revenue is determined by the amount of our AUM and much our AUM is represented by equity securities. Under our advisory fee arrangements, the advisory fees we receive are based on the market value of our AUM. A decline in the prices of securities held by the WisdomTree ETFs may cause our revenue to decline by either causing the value of our AUM to decrease, which would result in lower advisory fees, or causing investors in the WisdomTree ETFs to sell their shares in favor of investments they perceive to offer greater opportunity or lower risk, thus triggering redemptions that would also result in decreased AUM and lower fees. The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including general economic conditions, political events, acts of terrorism and other matters beyond our control.

Volatility and disruption of the capital and credit markets, and adverse changes in the global economy, may significantly affect our results of operations and may put pressure on our financial results.

Since our family of ETFs invests in both U.S. and international markets, its investment performance is subject to changing conditions in the global financial markets, and may also be affected by political, social and economic conditions in general. Beginning in the second half of 2007, and particularly during the second half of 2008 through early 2009, the financial markets were characterized by unprecedented levels of volatility and limited liquidity. This materially and adversely affected the capital and credit markets and led to a widespread loss of investor confidence. Although we did not experience significant net outflows of AUM, the effects of the financial crisis on the economy caused a significant decline in the value of equity securities, the market value of our AUM declined substantially and we faced a severe reduction of revenue. A similar disruption in the future, even if of a lesser magnitude, could cause us to experience net outflows of AUM or a decline in the value of equity and debt securities, thus reducing our AUM and revenue.

Fluctuations in the amount and mix of our assets under management may negatively impact revenue and operating margin.

The level of our revenue depends on the level and mix of assets under management. Our revenue is derived primarily from advisory fees based on a percentage of the value of our AUM and varies with the nature of the ETF, which have different fee levels. Any decrease in the value or amount of our assets under management because of market volatility or other factors negatively impacts our revenue. A decline in the prices of the securities held by our ETFs or in the sales of our investment products would reduce our revenue. Fluctuations in the amount and mix of our assets under management may be attributable in part to market conditions outside of our control that have had, and in the future could have, a negative impact on our revenue and operating margin.

We are subject to an increased risk of asset volatility from changes in the foreign markets as discussed below. Individual markets may be adversely affected by economic, political, financial, or other instabilities that are particular to the country or regions in which a market is located, including without limitation local acts of terrorism, economic crises or other business, social or political crises. Declines in these markets and currency fluctuations have caused in the past, and may cause in the future, a decline in our revenue. Changing market conditions and currency fluctuations may cause a shift in our asset mix between foreign and U.S. assets, potentially resulting in a decline in our revenue since we generally derive higher fee revenue from our ETFs investing in foreign markets, particularly in emerging markets.

Most of our assets under management are held in ETFs that invest in foreign securities and we have substantial exposure to foreign market conditions and we are subject to currency exchange rate risks.

Many of our ETFs invest in securities of companies, governments and other organizations located outside the United States and at April 29, 2011, approximately 67% of our AUM was held by these ETFs. Therefore the success of our business is closely tied to market conditions in foreign markets. Investments in non-U.S. issuers are effected by political, social and economic uncertainty effecting a country or region in which we are invested. In addition, fluctuations in foreign currency exchange rates could reduce the revenue we earn from these foreign invested ETFs. This occurs because an increase in the value of the U.S. dollar relative to non-U.S. currencies may result in a decrease in the dollar value of the AUM in these ETFs, which, in turn, would result in lower revenue. In addition, investors are likely to believe these ETFs, as well as our suite of currency ETFs, are a less attractive investment opportunity when the value of the U.S. dollar rises relative to non-U.S. currencies, which could have the effect of reducing investments in these ETFs, thus reducing revenue.

We derive a substantial portion of our revenue from products invested in emerging markets and are exposed to the market-specific political and economic risks as well as general investor sentiment regarding future growth of those markets.

At April 29, 2011, approximately 40% of our ETF AUM were concentrated in four of our WisdomTree ETFs that invest in equity or fixed income securities issued by companies in emerging markets. In the year ended December 31, 2010, 42% of our revenue was derived from these four ETFs. As a result, our operating results are particularly exposed to the performance of those funds, economic and market conditions in this region, general investor sentiment regarding future growth in this region, and our ability to maintain the assets under management of those funds. In addition, because these funds have a higher expense ratio than our fund family in general, they generate a disproportionate percentage of our total revenue. If the AUM in these funds were to decline, either because of declining market values or because of net outflows from these funds, our revenue would be adversely affected.

We derive a substantial portion of our revenue from a limited number of products and, as a result, our operating results are particularly exposed to the performance of those funds, investor sentiment toward investing in the strategies pursued by those funds and our ability to maintain the assets under management of those funds.

At April 29, 2011, approximately 51% of our ETF assets under management were concentrated in six of our 46 WisdomTree ETFs. As a result, our operating results are particularly exposed to the performance of those funds, investor sentiment toward investing in the strategies pursued by those funds and our ability to maintain the assets under management of those funds.

The WisdomTree ETFs have a limited track record and poor investment performance could cause our revenue to decline.

The WisdomTree ETFs have a limited track record upon which an evaluation of their investment performance can be made. The investment performance of our funds is important to our success. While strong investment performance could stimulate sales of our ETFs, poor investment performance, on an absolute basis or as compared to third-party benchmarks or competitive products, could lead to a decrease in sales or stimulate redemptions, thereby lowering the assets under management and reducing our revenue. Our fundamentally-weighted equity ETFs are designed to provide the potential for better risk-adjusted investment returns over full market cycles and are best suited for investors with a longer-term investment horizon. The investment approach of our equity ETFs may not perform well during certain shorter periods of time during different points in the economic cycle. While 21 of our 34 equity ETFs at April 29, 2011 outperformed their respective market capitalization-weighted competitive benchmarks since their respective inceptions through April 29, 2011, the investment performance of our funds over shorter periods with different market conditions has not been as strong. Only seven of our 34

ETFs have outperformed their respective market equalization-weighted benchmarks for the one year period ended December 31, 2010. Past or present performance is not indicative of future performance.

We depend on BNY Mellon to provide us with critical services to operate our business and the WisdomTree ETFs and the failure of BNY Mellon to adequately provide such services could materially affect our operating business and harm our customers.

We depend upon BNY Mellon to provide the WisdomTree Trust with portfolio management services. BNY Mellon also provides us with custody services, fund accounting, administration, transfer agency and securities lending services. The failure of BNY Mellon to provide to us and the WisdomTree ETFs with these services could lead to operational issues and could result in financial loss to us and our customers. In addition, because our relationship with BNY Mellon involves a multitude of important services to us and portfolio management for the WisdomTree ETFs covers several different asset classes, changing this vendor relationship would require us to devote a significant portion of management’s time to negotiate a similar relationship with a new vendor or to have these services divided and provided by more than one vendor and subsequently to coordinate the transfer of these functions to this new vendor or vendors.

We depend on other third parties to provide many critical services to operate our business and the WisdomTree ETFs and the failure of key vendors to adequately provide such services could materially affect our operating business and harm our customers.

In addition to BNY Mellon, we depend on other third-party vendors to provide us with many services that are critical to operating our business, including a third-party provider of index calculation services for our indexes, a distributor of the WisdomTree ETFs and a third-party provider of indicative values of the portfolios of the WisdomTree ETFs. The failure of these key vendors to provide to us and the WisdomTree ETFs with these services could lead to operational issues and could result in financial loss to us and our customers.

The asset management business is intensely competitive and many of our competitors have greater market share, offer a broader range of products and have greater financial resources than we do. As a result, we may experience pressures on our pricing and market share.

Our business operates in intensely competitive industry segments. Our competitors include other ETF sponsors as well as mutual fund companies, commercial banks and thrift institutions, insurance companies, hedge funds, asset managers, brokerage and investment banking firms and other financial institutions, including multinational firms and subsidiaries of diversified conglomerates. We compete based on a number of factors, including name recognition, service, investment performance, product features and breadth of product choices, and fees. Many of our competitors have greater market share, offer a broader range of products and have greater financial resources than we do. Some financial institutions operate in a more favorable regulatory environment and have proprietary products and distribution channels which may provide certain competitive advantages to them and their investment products. In addition, over time certain sectors of the financial services industry have become considerably more concentrated, as financial institutions involved in a broad range of financial services have been acquired by or merged into other firms. This convergence could result in our competitors gaining greater resources and we may experience pressures on our pricing and market share as a result of these factors and as some of our competitors seek to increase market share by reducing prices. We believe that competition within the ETF industry will continue to increase as more traditional asset management companies become ETF sponsors.

Competitive fee pressures could reduce revenue and profit margins.

The investment management business is highly competitive and has relatively low barriers to entry. Although the ETF industry currently has a higher barrier to entry as a result of the need for ETF sponsors to obtain exemptive relief from the SEC in order to operate ETFs, we expect that additional companies, both new companies and traditional asset managers, many whom are much larger than us, will enter the ETF space. In addition, in 2008, the SEC proposed a rule that, if adopted, would eliminate the need to obtain this exemptive relief. To the extent that we are forced to compete on the basis of price, we may not be able to maintain our current fee structure. Fee reductions on existing or future new products could cause our revenue and profit margins to decline.

Our revenue could be adversely affected if the WisdomTree Trust determines that the advisory fees we received from the WisdomTree ETFs should be reduced.

Our advisory agreements with the WisdomTree Trust and the fees we collect from the WisdomTree ETFs are subject to review and approval by the independent trustees of the WisdomTree Trust. The advisory agreements are subject to initial review and approval. After the initial two-year term of the agreement for each ETF, the continuation of such agreement must be reviewed and approved by a majority of the independent trustees at least annually. In determining whether to approve the agreements, the independent trustees consider factors such as (i) the nature and quality of the services provided by us, (ii) the fees charged by us and the costs and profits realized by us in connection with such services, as well as any ancillary or “fall-out” benefits from such services, (iii) the extent to which economies of scale are shared with the WisdomTree ETFs, and (iv) the level of fees paid by other similar funds. If the independent trustees determine that the advisory fees we charge to any particular fund are too high, we will need to reduce our fees, which could adversely affect our revenue.

Our risk management policies and procedures, and those of our third-party vendors upon which we rely, may not be fully effective in identifying or mitigating risk exposure, including employee misconduct. If our policies and procedures do not adequately protect us from exposure to these risks, we may incur losses that would adversely affect our financial condition, reputation and market share.

We have developed risk management policies and procedures and we continue to refine them as we conduct our business. Many of our procedures involve oversight of third-party vendors that provide us with critical services such as portfolio management, custody and fund accounting and administration, and index calculation services. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure. Moreover, we are subject to the risks of errors and misconduct by our employees, including fraud and non-compliance with policies. These risks are difficult to detect in advance and deter, and could harm our business, results of operations or financial condition. Although we maintain insurance and use other traditional risk-shifting tools, such as third-party indemnification, in order to manage certain exposures, they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency. If our policies and procedures do not adequately protect us from exposure and our exposure is not adequately covered by insurance or other risk-shifting tools, we may incur losses that would adversely affect our financial condition and could cause a reduction in our revenue as our customers shift their investments to the products of our competitors.

Compliance with extensive, complex and changing regulation imposes significant financial and strategic costs on our business, and non-compliance could result in fines and penalties.

We are subject to extensive regulation of our business and operations. As a registered investment adviser, the SEC oversees our activities pursuant to its regulatory authority under the Investment Advisers Act. We also must comply with certain requirements under the Investment Company Act with respect to the WisdomTree ETFs for which we act as investment adviser. In addition, the content and use of our marketing and sales materials and our sales force is subject to the regulatory authority of FINRA. To a lesser extent, we are also subject to foreign laws and regulatory authority with respect to operational aspects of our funds that invest in securities of issuers in foreign countries and in the sales of our funds in foreign jurisdictions. Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of our business, including the authority to grant, and, in specific circumstances to cancel, permissions to carry on particular businesses. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of our registration as an investment adviser. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and thus result in redemptions from our ETFs and impede our ability to retain customers and develop new customers, all of which may reduce our revenue.

We face the risk of significant intervention by regulatory authorities, including extended investigation activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, we could be fined or be prohibited from engaging in some of our business activities. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us, and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities, including through customer protection and market conduct requirements.

In addition, the regulatory environment in which we operate is subject to modifications and further regulation. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to us and our clients also may adversely affect our business, and our ability to function in this environment will depend on our ability to constantly monitor and react to these changes. For example, in January 2011 the Commodity Futures Trading Commission proposed regulations that, if adopted, would impose upon us additional registration and licensing requirements and subject us to an additional and extensive regulatory structure. If adopted, these regulations would likely cause us to incur additional costs to achieve and maintain compliance.

Specific regulatory changes also may have a direct impact on our revenue. In addition to regulatory scrutiny and potential fines and sanctions, regulators continue to examine different aspects of the asset management industry. New regulation regarding the annual approval process for investment advisory agreements may result in the reduction of fees under these agreements. These regulatory changes and other proposed or potential changes may result in a reduction of revenue.

We may in the future be involved in legal proceedings that could require significant management time and attention and result in significant expense and may result in an unfavorable outcome which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

From time to time, we may be subject to litigation. In connection with any litigation in which we are involved, we may be forced to incur costs and expenses in connection with defending ourselves and the payment of any settlement or judgment in connection therewith if there is an unfavorable outcome. The expense of defending litigation may be significant. The amount of time to resolve lawsuits is unpredictable and defending ourselves may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on our business, results of operations and cash flows.

Damage to our reputation could adversely affect our business.

We believe we have developed a strong brand and a reputation for innovative, thoughtful products, favorable long-term risk-adjusted investment performance and excellent client services. The WisdomTree name and brand are valuable assets and any damage to either could hamper our ability to maintain and grow our assets under management and attract and retain employees, thereby having a material adverse affect on our revenue. Risks to our reputation may range from regulatory issues to unsubstantiated accusations and managing such matters may be expensive, time-consuming and difficult.

Market disruptions that halt or disrupt trading or create extreme volatility could undermine investor confidence in the ETF investment structure and limit investor acceptance of ETFs.

The shares of the WisdomTree ETFs, like the shares of all ETFs, trade on exchanges in market transactions that generally approximate the value of the underlying portfolio of securities held by the particular ETF. Market trading involves risks such as the potential lack of an active market for fund shares and losses from trading. This can be exacerbated when markets conditions are extremely volatile or when trading is disrupted. For example, during the so-called “flash crash” that occurred in May 2010 the shares of some ETFs traded with extreme volatility that was not correspondent with the underlying value of their portfolio investments. Repeated circumstances of this type of market condition could undermine investor confidence in the ETF structure as an investment vehicle and limit further investor acceptance of ETFs. This could result in limited growth or a reduction in the overall ETF market and result in our revenue not growing as rapidly as it has in the recent past or even in a reduction of revenue.

We have experienced a period of significant growth in recent years, and if we were unable to manage this growth it could have a material adverse effect on our business.

We have experienced a period of significant growth in recent years, which has placed increased demands on our management and other resources and will continue to do so in the future. We may not be able to maintain or accelerate our current growth rate, manage our expanding operations effectively or achieve planned growth on a timely or profitable basis. Managing our growth effectively will involve, among other things:

•	continuing to retain, motivate and manage our existing employees and attract and integrate new employees;

•	developing, implementing and improving our operational, financial, accounting, reporting and other internal systems and controls on a timely basis; and

•	maintaining and developing our various support functions including human resources, information technology, legal and corporate communications.

If we are unable to manage our growth effectively, there could be a material adverse effect on our ability to maintain or increase revenue and profitability.

Continued growth will require continued investment in personnel, information technology infrastructure, and marketing activities, as well as further development and implementation of financial, operational and compliance systems and controls. We may not be successful in implementing all of the processes that are necessary to support our growth. Unless our growth results in an increase in our revenue that is at least proportionate to the increase in our costs associated with this growth, our gross margins and our future profitability will be adversely affected.

Our growth strategy also involves, among other things, diversifying our product line to include more ETFs in non-equity asset classes, including fixed income and alternative investment strategies. This will require us to develop products in areas in which we do not have significant prior experience. We may not be successful in developing new products and if developed and launched, we may not be successful in marketing these new products.

Our ability to operate our company effectively could be impaired if we fail to retain or recruit key personnel.

The success of our business and the implementation of our growth strategy are highly dependent on our ability to attract, retain and motivate highly skilled, and sometimes highly specialized, employees, including in particular, operations, product development, research and sales personnel. The market for these individuals is extremely competitive and is likely to become more so as additional investment management firms enter the ETF industry. We cannot be assured that our compensation methods will enable us to recruit and retain required personnel. In particular, our use of equity grants as a component of total employee compensation may be ineffective if the market price of our common stock declines. Also, we may also need to increase compensation, which would decrease our net income or increase our losses. If we are unable to retain and attract key personnel, it could have an adverse effect on our results of operations and financial condition.

Changes in U.S. federal income tax law could make some of our products less attractive to customers.

Many of the WisdomTree ETFs seek to obtain the investment return achieved by our proprietary indexes that weight index components based upon dividends. Corporate dividends currently enjoy favorable tax treatment under current U.S. federal income tax law. If the tax rates imposed on dividends were to be increased, it may make these WisdomTree ETFs less attractive to our customers.

Our expenses are subject to fluctuations that could materially affect out operating results.

Our results of operations are also dependent on the level of expenses, which can vary significantly from quarter to quarter. Our expenses may fluctuate primarily as a result of discretionary spending, including marketing, advertising and sales expenses we incur to support our growth initiatives. Accordingly, our results of operation may vary significantly from quarter to quarter.

Any significant limitation or failure of our technology systems that are critical to our operations could materially interrupt or damage our operations and result in material financial loss, regulatory violations, reputational harm or legal liability.

We are dependent upon the effectiveness of our information security policies, procedures and capabilities to protect the technology systems that we use to operate our business and to protect the data that reside on or are transmitted through them. Although we take protective measures to secure information, our technology systems may still be vulnerable to unauthorized access, computer viruses or other events that could result in inaccuracies in our information or system disruptions or failures, which could materially interrupt or damage our operations. Any inaccuracies, delays or system failures could subject us to client dissatisfaction and losses or result in material financial loss, regulatory violations, reputational harm or legal liability, which, in turn, could cause a decline in the company’s earnings or stock price.

Catastrophic and unpredictable events could have a material adverse effect on our business.

A terrorist attack, war, power failure, cyber-attack, natural disaster or other catastrophic or unpredictable event could adversely affect our future revenue, expenses and operating results by: interrupting our normal business operations; sustaining employee casualties, including loss of our key employees; requiring substantial expenditures and expenses to repair, replace and restore normal business operations; and reducing investor confidence. We have a disaster recovery plan to address certain contingencies, but we cannot be assured that this plan will be sufficient in responding or ameliorating the effects of all disaster scenarios. Similarly, these types of events could also affect the ability of the third-party vendors that we rely upon to conduct our business – e.g., BNY Mellon, which provides us with sub-advisory portfolio management services as well as custodial, fund accounting and administration services, or Standard & Poor’s, which provide us with index calculation services — to continue to provide these necessary services to us, even though they also have disaster recovery plans to address these contingencies. If we or our third-party vendors are unable to respond adequately or in a timely manner, this failure may result in a loss of revenue and/or increased expenses, either of which would have a material adverse effect on our operating results.

A change of control of our company would automatically terminate our investment management agreements relating to the WisdomTree ETFs unless the Board of Trustees of the WisdomTree Trust and stockholders of the WisdomTree ETFs voted to continue the agreements.

Under the Investment Company Act, an investment management agreement with a fund must provide for its automatic termination in the event of its assignment. The fund’s board and stockholders must vote to continue the agreement following its assignment, the cost of which can be significant and which ordinarily would be borne by us in order to avoid dissatisfaction by the stockholders of the WisdomTree ETFs.

Under the Investment Advisers Act, a client’s investment management agreement may not be “assigned” by the investment advisor without the client’s consent. An investment management agreement is considered under both acts to be assigned to another party when a controlling block of the advisor’s securities is transferred. In our case, an assignment of our investment management agreements may occur if we sell or issue a certain number of additional shares of common stock in the future or if a third party were to acquire a controlling interest in our company. We cannot be certain that the Trustees and the stockholders of the WisdomTree ETFs would consent to assignments of our investment management agreements or approve new agreements with us if a change of control occurs. This restriction may discourage potential purchasers from acquiring a controlling interest in our company.

We may be subject to claims of infringement of third-party intellectual property rights, which could harm our business.

Third parties may assert against us alleged patent, copyright, trademark, or other intellectual property rights to intellectual property that is important to our business. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending, and resolving such claims, and may divert the efforts and attention of our management from our business. As a result of such intellectual property infringement claims, we could be required or otherwise decide that it is appropriate to:

•	pay third-party infringement claims;

•	discontinue selling the particular funds subject to infringement claims;

•	discontinue using the processes subject to infringement claims;

•	develop other intellectual property or products not subject to infringement claims, which could be time-consuming and costly or may not be possible; or

•	license the intellectual property from the third party claiming infringement, which license may not be available on commercially reasonable terms.

The occurrence of any of the foregoing could result in unexpected expenses, reduce our revenue and adversely affect our business and financial results.

We have applied for patents, but there is no assurance that they will be issued and we may not be able to enforce or protect our patents and other intellectual property rights, which may harm our ability to compete and harm our business.

Although we have applied for patents relating to our index methodology and relating to the operation of our equity ETFs, there is no assurance that patents will be issued. In addition, even if issued, our ability to enforce our patents and other intellectual property rights is subject to general litigation risks. While we have been competing without the benefit of these patents being issued, if they are not issued or we cannot successfully enforce them, we may lose the benefit of a future competitive advantage that they would otherwise provide to us. If we seek to enforce our rights, we could be subject to claims that the intellectual property right is invalid or is otherwise not enforceable. Furthermore, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own or assert other claims against us, which could harm our business. If we are not ultimately successful in defending ourselves against these claims in litigation, we may be subject to the risks described in the immediately preceding risk factor entitled “We may be subject to claims of infringement of third-party intellectual property rights, which could harm our business.”

Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming.

Following the effectiveness of this registration statement on Form 10 and listing of our common stock on a national securities exchange, we will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules under the Sarbanes-Oxley Act of 2002 (“SOX”) and the related rules and regulations of the SEC, as well as the rules of the securities exchange. We anticipate that compliance with these requirements will cause us to continue to incur significant legal and accounting compliance costs, and place significant demands on our accounting and legal staff, and on our accounting and information systems. We expect to hire additional staff with appropriate public company experience and technical knowledge, which is planned to increase our compensation expense.

Beginning with the fiscal year ended December 31, 2012, our management will be required to conduct an annual assessment of the effectiveness of our internal controls over financial reporting and include a report on our internal controls in our annual reports on Form 10-K pursuant to Section 404 of SOX. In addition, we are required to have our independent registered public accounting firm attest to and report on the effectiveness of our internal controls over financial reporting. We will incur significant costs in order to implement and maintain our internal control over financial reporting and comply with Section 404 of SOX, including necessary auditing and legal fees, and costs associated with accounting, internal audit, information technology, compliance and administrative staff.

We may face risks arising from future acquisitions and our efforts to acquire companies may subject us to significant costs without the realization of the anticipated benefits of those acquisitions.

We may acquire other companies in the future. Any such acquisition may be effected quickly, may occur at any time and may be significant in size relative to our existing operations. These acquisitions may involve numerous risks, including, among others:

•	failure to achieve financial or operating objectives;

•	failure to integrate successfully and in a timely manner any operations, products, services or technology;

•	diversion of the attention of management and other personnel;

•	failure to obtain necessary regulatory or other approvals;

•	failure to retain personnel;

•	failure to obtain any necessary financing on acceptable terms;

•	unforeseen liabilities of the acquired entity;

•	failure of counterparties to indemnify us against liabilities arising from the acquired entities; and

•	unfavorable market conditions that could negatively impact our growth expectations of the acquired.

These risks and the overall failure to manage successfully any potential acquisition could adversely affect out future profitability and may prevent us from realizing expected benefits from the acquisitions and could result in the impairment of goodwill and/or intangible assets recognized at the time of acquisition.

Risks Relating to our Common Stock

The market price of our shares may fluctuate.

The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	decreases in our assets under management;

•	variations in our quarterly operating results;

•	differences between our actual financial operating results and those expected by investors and analysts;

•	publication of research reports about us or the investment management industry;

•

changes in expectations concerning our future financial performance and the future performance of the ETF industry and the asset management industry in general, including financial estimates and recommendations by securities analysts;

•	our strategic moves and those of our competitors, such as acquisitions;

•

changes in the regulatory framework of the ETF industry and the asset management industry in general and regulatory action, including action by the SEC to lesson the regulatory requirements or shortening the process to obtain regulatory relief under the Investment Company Act of 1940 that is necessary to become an ETF sponsor; and

•	changes in general economic or market conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Future sales of our common stock in the public market by management or our large stockholders could lower our stock price.

Our two largest stockholders (each of whom has a representative on our Board of Directors), together with the other members of our Board of Directors and our executive officers, beneficially own approximately 60.4% of our outstanding common stock. Sales of a substantial portion of this common stock in the open market, or the perception that such sales could occur, could have an adverse affect on the market price of our common stock and cause it to decline.

Furthermore, these stockholders and management are parties to a registration rights agreement with us. Under that agreement, the holders of a majority of the shares subject to the agreement have the right to cause us to file one or more registration statements for the resale of their respective shares of common stock and cooperate in certain underwritten offerings. These registrations will require the company to incur costs and the subsequent sales could have an adverse affect on the market price of our common stock.

Future issuance of our common stock could lower our stock price and dilute the interests of existing stockholders.

As part of our growth strategy, we will explore various acquisition opportunities that may be presented to us. In connection with any such acquisition, we may issue our common stock as all or part of the consideration or we may sell our common stock in a public offering or private placement to obtain cash proceeds to finance the acquisition. The issuance of a substantial amount of common stock could have the effect of substantially diluting the interests of our current stockholders. In addition, the sale of a substantial amount of common stock in the public market, either in the initial issuance or in a subsequent resale by the target company or investors in a private placement could have an adverse affect on the market price of our common stock.

The members of our Board of Directors and our executive officers, as stockholders, control our company.

As of March 21, 2011, the members of our Board of Directors and our executive officers, as stockholders, collectively beneficially own 60.4% of our outstanding common stock. As a result of this ownership, they are able to control all matters requiring approval by stockholders of our company, including the election of directors. Furthermore, Michael Steinhardt, chairman of our Board of Directors, beneficially owns 32.8% of our outstanding common stock and James D. Robinson, IV, a director of our company, serves as a general partner of the general partner of three venture capital funds that together beneficially own 17.5% of our outstanding common stock. As a result, Messrs. Steinhardt and Robinson beneficially own an aggregate of 50.3% of our outstanding stock and have the ability to control all matters requiring approval by stockholders of our company.

Although our directors and officers have a duty of loyalty to us under Delaware law and our amended and restated certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our Board of Directors and a majority of our disinterested directors, or a committee consisting solely of disinterested directors, approves the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction or (3) the transaction is otherwise fair to us. Under our certificate of incorporation, representatives of our stockholders are not required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of ours.

A provision in our certificate of incorporation and by-laws may prevent or delay an acquisition of our company, which could decrease the market value of our common stock.

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated by-laws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our Board of Directors. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our Board of Directors to make, alter or repeal our amended and restated by-laws; and

•	the authority of our Board of Directors to issue preferred stock with such terms as our Board of Directors may determine.

In addition, upon the listing on our common stock on a national securities exchange, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our Board of Directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

We do not intend to pay dividends in the foreseeable future.

We have never paid dividends on our common stock and, as discussed elsewhere in this registration statement, we intend to invest our available cash flow into our growth strategy for the foreseeable future. Thus, the shares of common stock may not realize a return in the form of dividends in the foreseeable future. Investors who anticipate the need for immediate dividends from shares of common stock should refrain from purchasing our common stock. In addition, our Board of Directors is authorized, without stockholder approval, to issue preferred stock with such terms as our Board of Directors may, in its discretion, determine. Our Board of Directors could, therefore, issue preferred stock with dividend rights superior to that of the common stock, which could also limit the payment of dividends on the common stock.

ITEM 2. FINANCIAL INFORMATION

Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this registration statement. The financial information as of and for the years ended December 31, 2008, 2009 and 2010 set forth below was derived from our audited consolidated financial statements and related notes included elsewhere in this registration statement. The financial information as of and for the years ended December 31, 2006 and 2007 set forth below was derived from our audited financial statements and notes that are not included in this registration statement. The financial information for the three months ended March 31, 2010 and 2011 set forth below was derived from our unaudited financial statements and related notes included elsewhere in this registration statement. The consolidated financial statements as of and for the years ended December 31, 2008, 2009 and 2010 have been audited by Ernst & Young LLP, an independent registered public accounting firm. The historical financial information may not be indicative of our future performance.

	Year Ended December 31,
	2006(1)	2007	2008	2009	2010
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues
ETF advisory fees	$1,740	$18,158	$21,643	$20,812	$40,567
Other income	435	2,761	1,968	1,283	1,045

Total revenues	2,175	20,919	23,611	22,095	41,612
Expenses
Compensation and benefits	11,971	21,465	20,338	18,943	19,193
Fund management and administration	3,178	11,082	14,772	13,387	14,286
Marketing and advertising	2,788	6,434	5,875	2,762	3,721
Sales and business development	717	1,611	3,642	2,495	2,730
Professional and consulting fees	1,822	3,249	1,871	1,780	3,779
Occupancy, communication and equipment	525	1,010	1,564	1,087	1,118
Depreciation and amortization	36	78	337	360	314
Third party sharing arrangements	—	—	(320)	89	2,296
Other	481	1,120	2,577	2,420	1,724

Total expenses	21,518	46,049	50,656	43,323	49,161

Loss before provision for income taxes	(19,343)	(25,130)	(27,045)	(21,228)	(7,549)
Provision for income taxes	—	—	—	—	—

Net loss	($19,343)	($25,130)	($27,045)	($21,228)	($7,549)

Net loss per share – basic and diluted	($0.25)	($0.26)	($0.27)	($0.21)	($0.07)
Weighted-average common shares – basic and diluted	78,482	98,518	100,236	103,397	111,981

Statement of Financial Condition Data:
Cash and cash equivalents	$57,734	$15,138	$13,275	$11,476	$14,233
Total assets	$59,032	$52,303	$34,856	$25,703	$29,142
Total liabilities	$5,626	$12,998	$12,800	$9,675	$11,907
Stockholders’ equity	$53,406	$39,304	$22,056	$16,028	$17,235

Statistical Data (in millions):
Beginning of period AUM	$0	$1,523	$4,559	$3,180	$5,979
Net inflows	1,408	2,962	907	1,773	3,134
Market appreciation/(depreciation)	115	74	(2,286)	1,026	778

End of period AUM	$1,523	$4,559	$3,180	$5,979	$9,891

(1)	In June 2006, we received exemptive relief from the SEC and launched our first 20 ETFs.

	Three Months Ended March 31,
	2010	2011

Statement of Operations Data:
Revenues
Advisory fees	$8,467	$14,273
Other income	247	260

Total revenues	8,714	14,533
Expenses
Compensation and benefits	5,255	5,217
Fund management and administration	3,397	4,162
Marketing and advertising	1,160	972
Sales and business development	460	745
Professional and consulting fees	1,024	1,359
Occupancy, communication and equipment	267	273
Depreciation and amortization	77	65
Third party sharing arrangements	240	1,128
Other	426	457

Total expenses	12,306	14,378
Income/(loss) before income taxes	(3,592)	155
Provision for income taxes	—	—

Net Income/(loss)	(3,592)	$155

Net Income/(loss) per share – basic and diluted	($0.03)	$0.00
Weighted-average common shares – basic	110,820	113,463
Weighted-average common shares – diluted	110,820	134,470

Statement of Financial Condition Data:
Cash and cash equivalents	$11,153	$12,804
Total assets	$24,586	$28,512
Total liabilities	$9,601	$10,602
Stockholders equity	$14,985	$17,910

Statistical Data:
ETF AUM (in thousands)
Beginning of period assets	$5,979	$9,891
Inflows/(Outflows)	582	1,264
Market appreciation/(depreciation)	152	129

End of period assets	$6,713	$11,284

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Financial Data” above and our consolidated financial statements and related notes that appear elsewhere in this registration statement. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in Item 1A. “Risk Factors.” We assume no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Executive Summary

We are the eighth largest sponsor of ETFs in the United States based on AUM. In June 2006, we launched 20 ETFs and, as of April 29, 2011, we had 46 funds with AUM of approximately $12.2 billion.

Through our operating subsidiary, we provide investment advisory and other management services to the WisdomTree ETFs. In exchange for providing these services, we receive advisory fee revenues based on a percentage of the ETFs average daily net assets under management.

Our expenses are predominantly related to selling, operating and marketing our ETFs. We have contracted with third parties to provide certain operational services for the ETFs. We have contracted with BNY Mellon to act as sub-advisor and provide portfolio management services, fund administration, custody, accounting and other related services for the WisdomTree ETFs.

We distribute our ETFs through financial advisors in the major channels in the asset management industry. These channels include brokerage firms, registered investment advisors, institutional investors, private wealth managers and discount brokers. We do not target our ETFs for sale directly to the retail segment but rather to the financial advisor who acts as the intermediary between the end client and us.

Our revenues have increased since we launched in June 2006 and reached a record of $41.6 million for 2010 compared to $22.1 million in 2009 and $23.6 million in 2008. For the first quarter of 2011, our revenues were $14.5 million, compared to $8.7 million in the first quarter of 2010. Our expenses have increased to $49.2 million in 2010, from $43.3 million in 2009, which is down from $50.7 million in 2008. Our net loss has improved each year to a loss of $7.5 million in 2010, from a loss of $21.2 million in 2009 and a loss of $27.0 million in 2008. We recorded our first net income of approximately $0.2 million during the first quarter of 2011, compared to a net loss of $3.6 million in the first quarter of 2010.

Our revenues are highly correlated to the level and relative mix of our assets under management, as well as fees associated with our ETFs. In addition, a significant portion of our assets under management are invested in securities issued outside of the U.S. Therefore, our AUM and our revenues are affected by movements in global capital market levels and the strengthening or weakening of the U.S. dollar against other currencies. These market movements and currency exchange levels, as well as inflows or outflows and changes in the mix of investment products between asset classes can materially affect our operating results from period to period. It is our belief that our ability to gather inflows into our ETFs, coupled with general stock market trends, will have the greatest impact on our business.

The Market Environment in which we Operate

We operate in an extremely challenging and competitive business environment. We currently compete against several large ETF sponsors, many smaller sponsors, as well as new entrants to the marketplace, and will compete against large asset management companies who have recently launched or announced intentions to launch ETF products.

Since we launched our ETFs, the global equity markets have experienced significant volatility. The following chart reflects our ETF assets under management and major market equity indices since we launched our ETFs in June 2006:

The U.S. equity markets started to significantly decline in the second half of 2008 for many reasons including concerns over home values, the soundness of mortgage related financial products, safety of major financial institutions and the resulting freeze in the credit markets. The decline then spread worldwide. Investors sold their investments in equities and corporate debt and invested in U.S. government securities and commodities, particularly gold. The response from governments and central banks around the world to the financial crisis in 2008 was an unprecedented amount of monetary and fiscal stimulus. Central banks lowered interest rates to near zero, issued a number of debt guarantees for banks and other non-bank financial institutions, and began to increase the supply of money through open market asset purchases. Additionally, governments around the globe passed legislation that poured billions of dollars into the global economy.

After reaching a market bottom in March 2009, global financial markets staged a dramatic recovery with major global market indices rebounding in record fashion off of record declines. These actions alleviated the risk aversion that dominated the latter half of 2008 into the first quarter of 2009 and as a result financial markets rallied, investor sentiment improved and share prices rose.

Consequences of the Market Environment

The severe downturn in global financial markets, especially during the second half of 2008 and early 2009, caused significant changes in our assets under management, our financial results and operating cash flows. This was not as a result of net outflows from our ETFs. In fact, during the economic downturn, we experienced only one quarter of net outflows – the third quarter of 2008 when we had net outflows of approximately $15.5 million. The substantial decline in our AUM was primarily a result of a reduction in the market value of the securities our ETFs hold. Also affecting our AUM was our product offering. During the downturn, investors sold equities and invested in U.S. government securities and commodity ETFs, products we did not offer at that time.

Beginning in the second half of 2008, we took steps to lower our cost structure to respond to the deteriorating market conditions. We began a series of cost reduction initiatives including decreasing marketing, advertising and business development related spending, renegotiating fees or changing third party service providers, initiating headcount reductions and deferring non-business critical initiatives and hiring, and lastly, closing 10 of our ETFs in March 2010. In addition, in October 2009, we raised $5 million from predominantly our existing investors through the issuance of common stock in order to increase our liquidity.

As important as reducing our cost structure, we also took initiatives to address the decline in our revenues as a result of the deteriorating markets. We took actions to diversify our product offering, which were predominantly equity based, and revenue stream. In 2008 and 2009, we launched the industry’s first currency ETFs and as of April 29, 2011, we have nine currency ETFs. In August 2010, we launched our first fixed income ETF and in January 2011, we launched the industry’s first managed futures strategy ETF. We believe expanding our product offering into different asset classes will better serve to diversify our revenue stream.

Current State

As the markets have recovered, our assets under management have reached record levels which have had a corresponding positive affect on our revenues. Also, the cost reduction actions we initiated have contributed to an improvement in our financial results.

We believe challenging and volatile market conditions will continue in the foreseeable future. We will also continue to aggressively compete against the other ETF sponsors and new entrants to the marketplace. As we confront these challenges, we expect to continue to focus on executing our growth strategy and leveraging our core strengths as we discussed in the “Business” section of this Registration Statement. We are focused on controlling our cost base, while at the same time investing in our growth.

Historical Net ETF Inflows and AUM

The following charts reflect our historical net ETF inflows, market share of industry inflows and ETF AUM since we launched our funds in June 2006:

We have experienced positive net inflows each year since we launched our first ETFs in June 2006. While we have experienced significant fluctuations in our net inflows quarter to quarter, we have only experienced one quarter of net outflows – approximately $15.5 million of net outflows in the third quarter of 2008 – when the overall market sentiment was extremely negative. Our ETF AUM declined from $4.6 billion in 2007 to $3.2 billion at the end of 2008, primarily as a result of $2.3 billion of declines in the market value of the securities our ETFs hold resulting from the global economic crisis, despite $907 million of inflows. Our market share also declined during that period as investors began to sell off equity investments and invest in U.S. government fixed income and commodity ETFs. At that time, we did not have fixed income or commodity presence. Part of our growth strategy is to diversify our product offering.

Over the last several quarters, our market share of net ETF inflows has also been increasing. We believe this trend is a result of our strong product offering in emerging market equities, new product launches to diversify our product offering, as well as a longer track record for the funds we launched in 2006 and 2007. Our growth strategy seeks to increase our market share of ETF industry inflows.

Components of Revenue

ETF advisory fees

Approximately 98% of our revenues are comprised of advisory fees we earn from the WisdomTree ETFs. We earn this revenue based on a percentage of the average daily value of assets under management, or AUM. Our average daily value of AUM is the average of the daily aggregate AUM of the WisdomTree ETFs as determined by the then current net asset value (as defined under Investment Company Act Rule 2a-4) of such ETFs as of the close of business each day. Our fee percentages range from 0.28% to 0.95% based on the ETF. A summary of the average advisory fee we earn and AUM as of April 29, 2011 by asset class is as follows:

	Average Advisory Fee	AUM
		(in millions)
Emerging Markets Equity ETFs	0.73%	$3,914
International Developed Equity ETFs	0.54%	$2,737
U.S. Equity ETFs	0.34%	$2,342
Currency ETFs	0.49%	$1,596
International Sector Equity ETFs	0.58%	$273
International Fixed Income ETFs	0.55%	$1,193
Alternative Strategy ETF	0.95%	$96

Total Average Advisory Fee/Total AUM	0.56%	$12,151

Our ETFs have a fixed advisory fee. In order to increase the advisory fee, we would need to obtain the approval from a majority of the ETF stockholders which may be difficult or not possible to obtain. There may also be a significant cost in obtaining this stockholder approval. We do not need stockholder approval to lower our advisory fee.

We determine the appropriate advisory fee to charge for our ETFs based on the cost of operating each particular ETF taking into account the types of securities the ETFs will hold, fees third party service providers will charge us for operating the ETFs and our competitors’ fees for similar ETFs. Generally, our actively managed ETFs, such as our Alternative Strategy and Currency ETFs, along with our Emerging Market ETFs, will be higher priced than our other index based ETFs as the former are more costly to operate.

Our ETF advisory fee revenue may fluctuate based on general stock market trends which include market value appreciation or depreciation, currency fluctuations against the U.S. dollar and level of inflows or outflows from our ETFs. In addition, these revenues may fluctuate due to increased competition or a determination by the independent trustees of the WisdomTree ETFs to terminate or significantly alter the funds’ investment management agreements with us.

Other income

Other income includes fees from licensing our indexes to third parties, separate accounts for pension plans, fees from our 401(k) initiative and interest income from investing our corporate cash. The pension plan, for which we serve as investment advisor, withdrew its funds in the first quarter of 2011. These revenues are immaterial to our financial results and we do not expect them to be material in the near term.

Components of Expenses

We have been investing in our business to build a multi-asset class ETF platform and we intend to continue to invest toward that goal. Our operating expenses consist primarily of costs related to selling, operating and marketing our ETFs as well as the infrastructure needed to run our company.

Compensation and benefits

Employee compensation and benefits expense is expensed when incurred and includes salaries, incentive compensation, and related benefit costs. Virtually all our employees receive incentive compensation which is based on our operating results as well as their individual performance. Therefore, a portion of this expense will fluctuate with our business results. In order to attract and retain qualified personnel, we must maintain competitive employee compensation and benefit plans. In normal circumstances, as we grow, we expect to experience a general rise in employee compensation and benefit expenses over the long term; however the rate of increase should be less than the rate of increase in our revenues.

Also included in compensation and benefits are costs related to equity awards granted to our employees. We generally grant restricted stock and/or options when employees are hired and in intervals thereafter. In addition, we grant restricted stock and options to our employees as part of year end incentive compensation. Our executive management and Board of Directors believes very strongly that equity awards are an important part of our employees overall compensation package and that incentivizing our employees with equity in the company aligns the interest of our employees with that of our stockholders. We use the fair value method in recording compensation expense for restricted stock and options grants. Under the fair value method, compensation expense is measured at the grant date based on the estimated fair value of the award and is recognized as an expense over the vesting period. Fair value is determined on the date granted using the Black-Scholes option pricing model for the stock options and is determined by the market value of our common stock for restricted stock awards.

We expect our stock-based compensation in future periods to decline from previous expense levels. We granted a significant number of equity awards to attract and retain employees during our development stage in 2004 through 2006. These initial awards also carried higher fair values based on our prevailing stock price at that time. As these awards vest, they are being replaced by a lower number of awards.

Fund management and administration

Fund management and administration expenses are expensed when incurred and are comprised of costs we pay third-party service providers to operate our ETFs. Under our advisory agreement with the WisdomTree Trust, the Trustees have approved us and other third parties to provide essential management and administrative services to the Trust and each ETF in exchange for an advisory fee. The costs include:

•	portfolio management of our ETFs (sub-advisory);

•	fund accounting and administration;

•	custodial services;

•	accounting and tax services;

•	printing and mailing of stockholder materials;

•	index calculation;

•	distribution fees;

•	legal and compliance services;

•	exchange listing fees;

•	trustee fees and expenses;

•	preparation of regulatory reports and filings;

•	insurance; and

•	other administrative services.

Of significance, we have contracted with BNY Mellon to act as sub-advisor and provide portfolio management, fund administration, custody and accounting related services for the WisdomTree ETFs. The fees we pay BNY Mellon have minimums per fund which range from $25,000 to $60,000 depending on the nature of the ETF. In addition, we pay additional fees ranging between 0.015% and 0.075% of average daily AUM at various breakpoint levels. The fees we pay for accounting, tax, index calculation and exchange listing are based on the number ETFs we have. The remaining fees are based on a combination of both assets under management and number of funds, or as incurred.

Marketing and advertising

Marketing and advertising expenses are recorded when incurred and include the following costs:

•	advertising, public relations and product promotion campaigns that are initiated to promote our existing and new ETFs as well as brand awareness;

•	development and maintenance of our website; and

•	creation and preparation of marketing materials.

Our discretionary advertising comprises the largest portion of this expense and we expect these costs to increase in the future as we continue to execute our growth strategy and compete against other ETF sponsors. In the past, we have advertised primarily in the first and fourth quarters of the year but we may change that strategy going forward based on our financial results, competitive pressures and market conditions. Therefore, we may incur expenditures in certain periods to attract inflows, the benefit of which may or may not be recognized from increases to our assets under management in future periods. However, due to the discretionary nature of some of these costs, they can generally be reduced if there were a decline in the markets.

Sales and business development

Sales and business development expenses are recorded when incurred and includes the following costs:

•	travel and entertainment or conference related expenses for our sales force;

•	market data services for our research team;

•	sales related software tools; and

•	legal and other advisory fees associated with the development of new funds.

Professional and consulting fees

Professional fees are expensed when incurred and consist of fees we pay to corporate advisors including accountants, tax advisors, legal counsel, investment bankers or other consultants. These expenses fluctuate based on our needs or requirements at the time. Certain of these costs are at our discretion and can fluctuate year to year.

Also included in professional fees is stock based compensation related to restricted stock or option awards we granted to senior advisers to our Board of Directors. Under generally accepted accounting principles, these awards are considered variable expenses and are re-measured each reporting period with a corresponding impact to stockholders’ equity. As such, this expense may fluctuate based upon the market price of our common stock.

Occupancy, communications and equipment

Occupancy, communications and equipment expense includes costs for our corporate headquarters in New York City. Our office space lease expires in January 2014. We have sub-leased a portion of our office space to an unrelated third party until January 2012.

Depreciation and amortization

Depreciation and amortization expense results primarily from amortization of leasehold improvements to our office space as well as depreciation on fixed assets we purchase which is depreciated over three or seven years.

Third-party sharing arrangements

Included in third-party sharing arrangements expense are payments from and reimbursements to us with respect to (i) a collaborative arrangement with Mellon Capital Management Corporation and The Dreyfus Corporation and (ii) marketing agreements with Advisors Asset Management, Inc. and Compass Group Holdings S.A. The material terms of these arrangements are:

Collaborative Arrangement - In 2008, we entered into a mutual participation agreement with Mellon Capital Management Corporation and Dreyfus Corporation in which the parties agreed to collaborate in developing currency and fixed income ETFs under the WisdomTree Trust. Under this agreement, we are responsible for operating the ETFs and providing sales, marketing and research support at our own cost. Each of Mellon Capital and Dreyfus are responsible for providing sub-advisory, fund administration and accounting services for these collaborated ETFs at its own cost. Any revenues, less third party costs such as marketing, legal, accounting or fund management, related to these collaborative products are shared equally, including any losses (“net profit/loss”). We are responsible for arranging any third party costs related to this collaborative arrangement. This agreement expires in March 2013. We have determined we are the principal participant for transactions under this collaborative arrangement and as such we record these transactions on a gross basis reflecting all of the revenues and third party expenses on our financial statements in accordance with the nature of the revenue or expense. Any net profit/loss payments are reflected in the “Third Party Sharing Arrangement” expense line.

Marketing agreements - In 2010, we entered into marketing agreements with Advisors Asset Management, Inc. and Compass Group Holdings, S.A. to serve as the external marketing agents for the WisdomTree ETFs in the U.S. independent broker-dealer channel and in Latin America, respectively. Under these agreements, we pay a percentage of our advisory fee revenue to the marketing agents based on incremental growth in assets under management in the respective sales channel. Since inception we have incurred in total approximately $0.2 million in expenses as of March 31, 2011 related to these marketing arrangements.

Other

Other expenses consists primarily of insurance premiums, general office related expenses, securities license fees for our sales force, public company related expenses, corporate related travel and entertainment and board of director fees, including stock-based compensation related to equity awards we granted to our directors. In 2008 and 2009, other expenses also included stock-based compensation related to common stock we issued to Treasury Equity, LLC – see “Our Business” in this Form 10.

2011 Expense Outlook

We believe the ETF industry is still in its infancy and we have significant growth opportunities; therefore, it is important for us to strategically invest in our business when the right growth opportunities present themselves. Our investment in strategic growth initiatives includes anticipated higher spending on marketing, advertising and sales efforts, as well as increases in our headcount, particularly our sales force. We also intend to launch additional ETFs in 2011. Lastly, we may establish an international fund company to capitalize on growth opportunities outside of the U.S. We are still in the early stages of developing our plan but this would be the first step for possible international expansion. The investment in strategic growth initiatives is an estimate of planned expenses and some of these costs may or may not be realized depending on the nature of the growth initiatives or market conditions.

Seasonality

We believe seasonal fluctuations in the asset management industry are common with increased activity in the first and fourth quarters of the year primarily due to the seasonal trends of overall trading activity in the markets, timing of rebalancing of portfolios and retirement account funding activities. However, since we began our operations, we believe these seasonal trends may have been masked by the unprecedented volatility and negative market conditions in the global equity markets. Therefore, period to period comparisons of ours or the industry’s net inflows may not be meaningful and not indicative of results in future periods.

Key Statistical Information

The following table presents key statistical information as well as other select data to better understand the revenue and expense drivers for our business:

	Year Ended December 31,			Three Months Ended
	2010	2009	2008	March 31, 2011	March 31, 2010
Total ETF Assets Under Management (in millions):
Beginning of period assets	$5,979	$3,180	$4,559	9,891	5,979
Inflows/(outflows)	3,134	1,773	907	1,264	582
Market appreciation/(depreciation)	778	1,026	(2,286)	129	152

End of period assets	$9,891	$5,979	$3,180	11,284	6,713

Average assets during the period	$7,308	$3,964	$4,327	10,294	6,311
International Developed Equity ETFs (in millions):
Beginning of period assets	$1,953	$1,339	$2,813	2,062	1,953
Inflows/(outflows)	29	281	(235)	481	26
Market appreciation/(depreciation)	81	333	(1,239)	70	16

End of period assets	$2,063	$1,953	$1,339	2,613	1,995

Average assets during the period	$1,902	$1,471	$2,113	2,217	2,169
Emerging Markets Equity ETFs (in millions):
Beginning of period assets	$1,431	$384	$172	3,780	1,431
Inflows/(outflows)	1,911	650	520	60	230
Market appreciation/(depreciation)	438	397	(308)	(81)	77

End of period assets	$3,780	$1,431	$384	3,759	1,738

Average assets during the period	$2,202	$793	$439	3,617	1,308
International Sector Equity ETFs (in millions):
Beginning of period assets	$358	$247	$547	249	358
Inflows/(outflows)	(117)	58	(47)	(7)	(124)
Market appreciation/(depreciation)	8	53	(253)	10	(6)

End of period assets	$249	$358	$247	252	228

Average assets during the period	$259	$257	$453	246	345
U.S. Equity ETFs (in millions):
Beginning of period assets	$1,330	$987	$1,027	2,057	1,330
Inflows/(outflows)	486	137	409	53	72
Market appreciation/(depreciation)	241	206	(449)	108	66

End of period assets	$2,057	$1,330	$987	2,218	1,468

Average assets during the period	$1,592	$1,084	$984	2,165	1,406
Currency ETFs (in millions):
Beginning of period assets	$906	$224	—	1,179	907
Inflows/(outflows)	253	646	$260	271	378
Market appreciation/(depreciation)	20	36	(36)	17	(1)
End of period assets	$1,179	$906	$224	1,467	1,284

Average assets during the period	$1,217	$359	$337	1,335	1,083

International Fixed Income ETF (in millions):
Beginning of period assets	—	—	—	$564	—
Inflows/(outflows)	$571	—	—	335	—
Market appreciation/(depreciation)	(7)	—	—	3	—

End of period assets	$564	—	—	$902	—

Average assets during the period	$136	—	—	$679	—

Alternative Strategy ETFs (in millions):
Beginning of period assets	—	—	—	—	—
Inflows/(outflows)	—	—	—	71	—
Market appreciation/(depreciation)	—	—	—	2	—

End of period assets	—	—	—	73	—

Average assets during the period	—	—	—	35	—
Average ETF Asset Mix (during the period):
International Developed Equity ETFs	26%	37%	49%	22%	34%
Emerging Markets Equity ETFs	30%	20%	10%	35%	21%
International Sector Equity ETFs	4%	7%	10%	2%	5%
U.S. Equity ETFs	22%	27%	23%	21%	22%
Currency ETFs	16%	9%	8%	13%	18%
International Fixed Income ETF	2%	—	—	7%	0%
Alternative Strategy ETFs	—	—	—	0%	—

Total	100%	100%	100%	100%	100%

Average ETF Advisory Fee (during the period)	0.56%	0.52%	0.52%	0.56%	0.54%

Number of ETFs (end of the period):
International Developed Equity ETFs	14	15	14	14	14
Emerging Markets Equity ETFs	4	4	4	4	4
International Sector Equity ETFs	4	11	11	4	4
U.S. Equity ETFs	12	13	13	12	12
Currency ETFs	9	9	8	9	8
International Fixed Income ETF	1	—	—	2	—
Alternative Strategy ETFs	—	—	—	1	—

Total	44	52	50	46	42

Headcount	60	54	57	61	55

Results of Operations

Three Months Ended March 31, 2011 compared to March 31, 2010

Overview

	For the Three Months Ended
	2011	2010	Change	Percent Change
Assets Under Management (in millions)
Beginning of period assets	$9,891	$5,979
Net inflows	1,264	582	$682	117.2%
Market appreciation/(depreciation)	129	152

End of period assets	$11,284	$6,713	$4,571	68.1%
Financial Results (in thousands)
Total revenues	$14,533	$8,714	$5,819	66.8%
Total expenses	14,378	12,306	2,072	16.8%

Net income/(loss)	$155	($3,592)	$3,747

Our assets under management increased 68.1% from $6.7 billion at March 31, 2010 to $11.3 billion at March 31, 2011 primarily due to strong net inflows. We reported our first quarter of net income of $0.2 million in the first three months of 2011 compared to a loss of $3.6 million in the comparable period in 2010.

Revenues

	Three Months Ended March 31,
	2011	2010	Change	Percent Change
Average assets under management (in millions)	$10,294	$6,311	$3,983	63.1%
Average ETF advisory fee	0.56%	0.54%	0.02%	3.7%
ETF advisory fees (in thousands)	$14,273	$8,467	$5,806	68.6%
Other income (in thousands)	260	247	13	5.3%

Total revenues (in thousands)	$14,533	$8,714	$5,819	66.8%

ETF advisory fees

ETF advisory fee revenues increased 68.6% from $8.5 million in the first three month of 2010 to a record $14.3 million in the comparable period in 2011. This increase was primarily due to higher average asset balances, which increased 63.1% due to strong net inflows, market appreciation and higher average ETF advisory fees, which increased from 0.54% to 0.56% as we had stronger ETF inflows into our higher-priced emerging market equity ETFs, which contributed to the higher average ETF advisory fee we earned.

Other income

Other income increased 5.3% from $0.2 million in the first three months of 2010 to $0.3 million in the comparable period in 2011 primarily due to higher interest and investment income on our cash balances, partly offset by lower income from our separate account business as two pension plans closed two mandates with us.

Expenses

(in thousands)	Three Months Ended March 31,
	2011	2010	Change	Percent Change
Compensation and benefits	$5,217	$5,255	($38)	(0.7%)
Fund management and administration	4,162	3,397	765	22.5%
Marketing and advertising	972	1,160	(188)	(16.2%)
Sales and business development	745	460	285	62.0%
Professional and consulting fees	1,359	1,024	335	32.7%
Occupancy, communications and equipment	273	267	6	2.2%
Depreciation and amortization	65	77	(12)	(15.6%)
Third-party sharing arrangements	1,128	240	888	370.0%
Other	457	426	31	7.3%

Total expenses	$14,378	$12,306	$2,072	16.8%

As a Percent of Revenues:	Three Months Ended March 31,
	2011	2010
Compensation and benefits	35.9%	60.3%
Fund management and administration	28.6%	38.9%
Marketing and advertising	6.7%	13.3%
Sales and business development	5.1%	5.3%
Professional and consulting fees	9.4%	11.7%
Occupancy, communications and equipment	1.9%	3.1%
Depreciation and amortization	0.4%	0.9%
Third-party sharing arrangements	7.8%	2.8%
Other	3.1%	4.9%

Total expenses	98.9%	141.2%

Compensation and benefits

Compensation and benefits expense decreased 0.7% from $5.3 million in the first three months of 2010 to $5.2 million in the comparable period in 2011 primarily due to a $0.5 million decrease in stock based compensation as equity awards granted to employees in prior years become fully vested and replaced with a lower number of awards. Partly offsetting this decrease was an increase of $0.2 million related to higher salary and headcount related expenses and $0.2 million related to payroll taxes due on vesting of restricted stock. Our headcount increased from 55 at the end of March 2010 to 61 at the end of March 2011.

Fund management and administration

Fund management and administration expense increased 22.5% from $3.4 million in the first three months of 2010 to $4.2 million in the comparable period in 2011. Higher average assets under management, particularly in our emerging market ETFs, led to an increase of $0.6 million in portfolio management and fund accounting, administration and custody related fees. We also incurred $0.2 million in higher audit, tax and accounting related fees for our ETFs due to additional funds. We had 42 ETFs at the end of March 2010 compared to 46 at the end of March 2011.

Marketing and advertising

Marketing and advertising expense decreased 16.2% from $1.2 million in the first three months of 2010 to $1.0 million in the comparable period in 2011 primarily due to lower levels of discretionary television advertising related expenses to promote our ETFs. We expect to have higher annual spending on marketing and advertising for the full year of 2011 as compared to the full year 2010.

Sales and business development

Sales and business development expense increased 62.0% from $0.5 million in the first three months of 2010 to $0.7 million in the comparable period in 2011 primarily due to higher sales related spending to support our growth.

Professional and consulting fees

Professional fees increased 32.7% from $1.0 million in the first three months of 2010 to $1.4 million in the comparable period in 2011 primarily due to $0.4 million of legal and accounting fees associated with the preparation of our registration statement on Form 10 to transfer the listing of our common stock onto a national stock exchange.

Occupancy, communications and equipment

Occupancy, communications and equipment expense remained relatively unchanged in the first three months of 2010 and the comparable period in 2011.

Depreciation and amortization

Depreciation and amortization expense remained relatively unchanged in the first three months of 2010 and the comparable period in 2011.

Third-party sharing arrangements

Third-party sharing arrangements increased $0.9 million from $0.2 million in the first three months of 2010 to $1.1 million in the comparable period in 2011. This increase was primarily due to $0.7 million increase in net profits in our currency and fixed income ETFs which are subject to profit sharing agreement with Mellon Capital and Dreyfus. Under the agreement, we share revenues and third party costs equally. This expense increased due to the higher average asset balances in these ETFs. In addition, we paid $0.2 million in fees to third parties for marketing our ETFs in the independent broker-dealer channel and Latin America.

Other

Other expense remained relatively unchanged in the first three months of 2010 and the comparable period in 2011.

Year Ended December 31, 2010 compared to December 31, 2009

Overview

	Year Ended December 31,		Change	Percent Change
	2010	2009
Assets Under Management (in millions)
Beginning of period assets	$5,979	$3,180
Net inflows	3,134	1,773	$1,361	76.8%
Market appreciation/(depreciation)	778	1,026

End of period assets	$9,891	$5,979	$3,912	65.4%
Financial Results (in thousands)
Total revenues	$41,612	$22,095	$19,517	88.3%
Total expenses	49,161	43,323	5,838	13.5%

Net loss	($7,549)	($21,228)	$13,679	(64.4%)

Our assets under management increased 65.4% from $6.0 billion in 2009 to $9.9 billion in 2010 primarily from $3.1 billion of net inflows. Our net loss improved to a loss of $7.5 million for the year ended 2010 as compared to a loss of $21.2 million in 2009 primarily due to higher average asset levels, cost reduction initiatives we initiated in 2008 and 2009 and higher average ETF advisory fee revenue.

Revenues

	Year Ended December 31,		Change	Percent Change
	2010	2009
Average assets under management (in millions)	$7,308	$3,964	$3,344	84.4%
Average ETF advisory fee	0.56%	0.52%	0.04%	7.7%

ETF advisory fees (in thousands)	$40,567	$20,812	$19,755	94.9%
Other income (in thousands)	1,045	1,283	(238)	(18.6%)

Total revenues (in thousands)	$41,612	$22,095	$19,517	88.3%

ETF advisory fees

ETF advisory fee revenues increased 94.9% from $20.8 million in 2009 to a record $40.6 million in 2010. This increase was primarily due to higher average asset balances, which increased 84.4% due to strong net inflows, market appreciation and higher average ETF advisory fees, which increased from 0.52% to 0.56%. Approximately 61.0% of our ETF inflows were in our higher-priced emerging market equity ETFs, which contributed to the higher average ETF advisory fee we earned.

Other income

Other income decreased 18.6% from $1.3 million in 2009 to $1.0 million in 2010 primarily due to $0.4 million of lower interest and investment income as a result of low market interest rates and lower average cash balances, partly offset by $0.1 million of higher income from index licensing revenues.

Expenses

	Year Ended December 31,		Change	Percent Change
(in thousands)	2010	2009
Compensation and benefits	$19,193	$18,943	$250	1.3%
Fund management and administration	14,286	13,387	899	6.7%
Marketing and advertising	3,721	2,762	959	34.7%
Sales and business development	2,730	2,495	235	9.4%
Professional and consulting fees	3,779	1,780	1,999	112.3%
Occupancy, communications and equipment	1,118	1,087	31	2.9%
Depreciation and amortization	314	360	(46)	(12.8%)
Third-party sharing arrangements	2,296	89	2,207	2479.8%
Other	1,724	2,420	(696)	(28.8%)

Total expenses	$49,161	$43,323	$5,838	13.5%

As a Percent of Revenues:	Year Ended December 31,
	2010	2009
Compensation and benefits	46.1%	85.7%
Fund management and administration	34.3%	60.6%
Marketing and advertising	8.9%	12.5%
Sales and business development	6.6%	11.3%
Professional and consulting fees	9.1%	8.1%
Occupancy, communications and equipment	2.7%	4.9%
Depreciation and amortization	0.8%	1.6%
Third-party sharing arrangements	5.5%	0.4%
Other	4.1%	11.0%

Total expenses	118.1%	196.1%

Compensation and benefits

Compensation and benefits expense increased 1.3% from $18.9 million in 2009 to $19.2 million in 2010. This increase was primarily due to an increase of $1.2 million related to higher incentive compensation due to our strong net inflows and overall business results, as well as costs related to increased headcount. Our headcount increased from 54 at the end of 2009 to 60 at the end of 2010, primarily in our sales related functions. Partly offsetting this increase was a decrease of $1.4 million in stock-based compensation as equity awards granted to employees in prior years become fully vested and replaced with a lower number of awards.

Fund management and administration

Fund management and administration expense increased 6.7% from $13.4 million in 2009 to $14.3 million in 2010. Higher average assets under management as well as fund processing expenses led to an increase of $0.6 million in portfolio management and fund accounting, administration and custody related fees. We also incurred $0.5 million in higher printing and legal related fees due to higher activity as well as $0.2 million in higher exchange listing fees for our ETFs due to a fee increase at the exchange. Partly offsetting these increases was a decrease of $0.8 million in fund related fees due to the closure of 10 of our ETFs in March 2010 along with lower costs from renegotiating vendor agreements. In addition, 2009 included a reduction of $0.3 million related to resolution of a portfolio management fee disagreement with BNY Mellon. We ended 2010 with 44 ETFs, down from 52 at the end of 2009. We closed 10 funds in March 2010 and launched 2 new funds during the year.

Marketing and advertising

Marketing and advertising expense increased 34.7% from $2.8 million in 2009 to $3.7 million in 2010 primarily due to higher discretionary advertising related expenses to promote our ETFs on television and online.

Sales and business development

Sales and business development expense increased 9.4% from $2.5 million in 2009 to $2.7 million in 2010 primarily due to higher sales related spending to support our growth.

Professional and consulting fees

Professional fees increased $2.0 million from $1.8 million in 2009 to $3.8 million in 2010. This increase was primarily due to $0.9 million of higher stock-based compensation related to equity awards granted to special advisors to our Board which fluctuates based upon the value of our common stock. Our stock price increased from $1.85 to $4.15 at the end of 2010. We also incurred $1.1 million in higher corporate advisory fees related to business strategy and related legal fees.

Occupancy, communications and equipment

Occupancy, communications and equipment expense remained relatively unchanged between 2009 and 2010.

Depreciation and amortization

Depreciation and amortization expense remained relatively unchanged between 2009 and 2010.

Third-party sharing arrangements

Third-party sharing arrangements increased $2.2 from $0.1 million in 2009 to $2.3 million in 2010. This increase was primarily due to higher net profits in our currency and fixed income ETFs which are subject to profit sharing agreement. with Mellon Capital and Dreyfus. Under the agreement, we share revenues and third party costs equally. This expense increased due to the higher average asset balances in these ETFs partly offset by higher marketing related costs. Average assets under management for our currency funds increased from $359 million in 2009 to $1.2 billion in 2010.

Other

Other expense decreased 28.8% from $2.4 million in 2009 to $1.7 million in 2010. 2009 included a charge of $1.0 million as a result of our final issuance of common stock to Treasury Equity, LLC for satisfaction of certain conditions related to our currency ETFs.

Year Ended December 31, 2009 compared to December 31, 2008

Overview

	Year Ended December 31,		Change	Percent Change
	2009	2008
Assets Under Management (in millions)
Beginning of period assets	$3,180	$4,559
Net inflows	1,773	907	$866	95.5%
Market appreciation/(depreciation)	1,026	(2,286)

End of period ETF assets	$5,979	$3,180	$2,799	88.0%
Financial Results (in thousands)
Total revenues	$22,095	$23,611	($1,516)	(6.4%)
Total expenses	43,323	50,656	(7,333)	(14.5%)

Net loss	($21,228)	($27,045)	$5,817	21.5%

Assets under management increased 88.0% from $3.2 billion in 2008 to $6.0 billion in 2009 primarily from $1.8 billion of net inflows and $1.0 billion of market appreciation. Total revenues decreased 6.4% primarily due to a significant decline in the equity markets in the first quarter of 2009. However, our expenses decreased at a higher rate of 14.5% primarily due to cost reduction initiatives we initiated in 2008 and 2009. Our net loss improved to $21.2 million for the year ended 2009 as compared to $27.0 million in 2008 primarily due to these cost reduction initiatives.

Revenues

	Year Ended December 31,		Change	Percent Change
	2009	2008
Average assets under management (in millions)	$3,964	$4,327	($363)	(8.4%)
Average ETF advisory fee	0.52%	0.52%	—	—

ETF advisory fees (in thousands)	$20,812	$21,643	($831)	(3.8%)
Other income (in thousands)	1,283	1,968	(685)	(34.8%)

Total revenues (in thousands)	$22,095	$23,611	($1,516)	(6.4%)

ETF advisory fees

ETF advisory fee revenues decreased 3.8% from $21.6 million in 2008 to $20.8 million in 2009. This decrease was primarily a result of significant declines in our assets under management in the first quarter of 2009 due to overall equity market declines in the first quarter of 2009. Our assets under management decreased to a low of $2.4 billion on March 9, 2009. Even though our assets under management increased from that low point, it did not cause a corresponding increase in our average assets under management at the same rate because of the severe decline during the first quarter of 2009.

Other income

Other income decreased 34.8% from $2.0 million in 2008 to $1.3 million in 2009 primarily due to lower interest and investment income of $0.9 million as a result of low market interest rates and lower average cash balances. Partly offsetting this decrease was an increase of $0.2 million from licensing and separate account revenues.

Expenses

(in thousands)	Year Ended December 31,		Change	Percent Change
	2009	2008
Compensation and benefits	$18,943	$20,338	($1,395)	(6.9%)
Fund management and administration	13,387	14,772	(1,385)	(9.4%)
Marketing and advertising	2,762	5,875	(3,113)	(53.0%)
Sales and business development	2,495	3,642	(1,147)	(31.5%)
Professional and consulting fees	1,780	1,871	(91)	(4.9%)
Occupancy, communications and equipment	1,087	1,564	(477)	(30.5%)
Depreciation and amortization	360	337	23	6.8%
Third-party sharing arrangements	89	(320)	409	127.8%
Other	2,420	2,577	(157)	(6.1%)

Total expenses	$43,323	$50,656	($7,333)	(14.5%)

	Year Ended December 31,
Percent of Revenues	2009	2008
Compensation and benefits	85.7%	86.1%
Fund management and administration	60.6%	62.6%
Marketing and advertising	12.5%	24.9%
Sales and business development	11.3%	15.4%
Professional and consulting fees	8.1%	7.9%
Occupancy, communications and equipment	4.9%	6.6%
Depreciation and amortization	1.6%	1.4%
Third-party sharing arrangements	0.4%	(1.4%)
Other	11.0%	10.9%

Total expenses	196.1%	214.5%

Compensation and benefits

Compensation and benefits expense decreased 6.9% from $20.3 million in 2008 to $18.9 million in 2009. This decrease was primarily due to savings of $1.1 million from headcount related reductions in 2008 as well $0.3 million in lower incentive compensation.

Fund management and administration

Fund management and administration expense decreased 9.4% from $14.8 million in 2008 to $13.4 million in 2009. Higher average assets under management as well as fund processing expenses led to an increase of $0.6 million in portfolio management and fund accounting, administration and custody related fees. Offsetting this increase was a decrease of $1.3 million in printing, legal, accounting and index calculation fees. In addition, 2008 included a charge of $0.7 million related to portfolio management fees incurred in prior years due to a fee disagreement with BNY Mellon.

Marketing and advertising

Marketing and advertising expense decreased 53.0% from $5.9 million in 2008 to $2.8 million in 2009. This decrease in discretionary spending was a result of cost reduction initiatives implemented by management in reaction to the severe declines in the equity markets.

Sales and business development

Sales and business development expenses decreased 31.5% from $3.6 million in 2008 to $2.5 million in 2009. This decrease in discretionary spending was a result of cost reduction initiatives.

Professional and consulting fees

Professional fees decreased 4.9% from $1.9 million in 2008 to $1.8 million in 2009. This decline was primarily due to a decrease of $0.8 million in lower corporate related legal and other consulting expenses, partly offset by $0.7 million in higher stock-based compensation related to equity awards granted to the senior advisors to our Board which fluctuates based upon the value of our common stock.

Occupancy, communications and equipment

Occupancy, communications and equipment expense decreased 30.5% from $1.6 million in 2008 to $1.1 million in 2009 primarily due to sub-leasing excess office space in our corporate offices.

Depreciation and amortization

Depreciation and amortization expense remained relatively unchanged between 2008 and 2009.

Third-party sharing arrangements

Third-party sharing arrangements increased from a reimbursement of $0.3 million to us in 2008 to a payment of $0.1 million from us in 2009. This change was primarily due to higher net profits in our currency ETFs which are subject to a profit sharing agreement with Mellon Capital and Dreyfus. Under the agreement, we share revenues and third party costs equally. This expense increased due to the higher average asset balances in these ETFs and lower third party costs. Average assets under management for our currency funds increased 6.4% from 2008 to 2009.

Other

Other expense decreased 6.1% from $2.6 million in 2008 to $2.4 million in 2009. In 2008, we recorded a $0.2 million charge related to a loss on our sub-leased space.

Quarterly Results

The following tables set forth our unaudited consolidated quarterly statement of operations data, both in dollar amounts and as a percentage of total revenues, and our unaudited consolidated quarterly operating data for the eight quarters ended December 31, 2010. In our opinion, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this Form 10 and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read together with the consolidated financial statements and related notes included elsewhere in this Form 10. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such.

(in thousands)	Q1/09	Q2/09	Q3/09	Q4/09	Q1/10	Q2/10	Q3/10	Q4/10
Revenues
ETF advisory fees	$3,558	$4,290	$5,536	$7,428	$8,467	$9,129	$9,860	$13,111
Other income	359	336	285	303	247	226	270	302

Total revenues	3,917	4,626	5,821	7,731	8,714	9,355	10,130	13,413
Expenses
Compensation and benefits	4,751	4,264	5,153	4,775	5,255	4,600	4,405	4,933
Fund management and administration	3,191	3,205	3,317	3,674	3,397	3,306	3,569	4,014
Marketing and advertising	468	554	452	1,288	1,160	426	745	1,390
Sales and business development	442	579	661	813	460	746	766	758
Professional and consulting fees	303	414	432	631	1,024	707	795	1,253
Occupancy, communication and equipment	274	281	283	249	267	289	273	289
Depreciation and amortization	90	94	88	88	77	78	80	79
Third party sharing arrangements	23	40	62	(36)	240	636	609	811
Other	386	392	361	1,281	426	427	405	466

Total expenses	9,928	9,823	10,809	12,763	12,306	11,215	11,647	13,993

Net loss	($6,011)	($5,197)	($4,988)	($5,032)	($3,592)	($1,860)	($1,517)	($580)

	Q1/09	Q2/09	Q3/09	Q4/09	Q1/10	Q2/10	Q3/10	Q4/10
Revenues
ETF advisory fees	90.8%	92.7%	95.1%	96.1%	97.2%	97.6%	97.3%	97.7%
Other income	9.2%	7.3%	4.9%	3.9%	2.8%	2.4%	2.7%	2.3%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Expenses
Compensation and benefits	121.3%	92.2%	88.5%	61.8%	60.3%	49.2%	43.5%	36.8%
Fund management and administration	81.5%	69.3%	57.0%	47.5%	39.0%	35.3%	35.2%	29.9%
Marketing and advertising	11.9%	12.0%	7.8%	16.7%	13.3%	4.6%	7.4%	10.4%
Sales and business development	11.3%	12.5%	11.4%	10.5%	5.3%	8.0%	7.6%	5.7%
Professional and consulting fees	7.7%	8.9%	7.4%	8.2%	11.8%	7.6%	7.8%	9.3%
Occupancy, communication and equipment	7.0%	6.1%	4.9%	3.2%	3.1%	3.1%	2.7%	2.2%
Depreciation and amortization	2.3%	2.0%	1.5%	1.1%	0.9%	0.8%	0.8%	0.6%
Third party sharing arrangements	0.6%	0.9%	1.1%	(0.5%)	2.8%	6.8%	6.0%	6.0%
Other	9.9%	8.5%	6.2%	16.6%	4.9%	4.6%	4.0%	3.5%

Total expenses	253.5%	212.3%	185.7%	165.1%	141.2%	119.9%	115.0%	104.3%

Net loss	(153.5%)	(112.3%)	(85.7%)	(65.1%)	(41.2%)	(19.9%)	(15.0%)	(4.3%)

	Q1/09	Q2/09	Q3/09	Q4/09	Q1/10	Q2/10	Q3/10	Q4/10
Total ETF AUM (in thousands)
Beginning of period assets	$3,180	$2,776	$3,663	$4,902	$5,979	$6,713	$6,240	$8,260
Inflows/(Outflows)	23	281	559	911	582	121	1,161	1,271
Market appreciation/(depreciation)	(427)	606	680	166	152	(594)	859	360

End of period assets	$2,776	$3,663	$4,902	$5,979	$6,713	$6,240	$8,260	$9,891

Average assets during the period	$2,885	$3,350	$4,182	$5,439	$6,311	$6,760	$7,055	$9,104
International Developed Markets Equity ETFs (in thousands)
Beginning of period assets	$1,339	$1,120	$1,324	$1,794	$1,953	$1,994	$1,674	$1,900
Inflows/(Outflows)	(31)	(27)	204	136	26	(38)	(20)	61
Market appreciation/(depreciation)	(188)	231	266	23	15	(282)	246	101

End of period assets	$1,120	$1,324	$1,794	$1,953	$1,994	$1,674	$1,900	$2,062

Average assets during the period	$1,182	$1,296	$1,510	$1,896	$2,169	$1,907	$1,794	$1,981
Emerging Markets Equity ETFs (in thousands)
Beginning of period assets	$384	$406	$759	$1,119	$1,431	$1,738	$1,728	$2,796
Inflows/(Outflows)	28	193	197	232	230	106	707	869
Market appreciation/(depreciation)	(6)	160	163	80	77	(116)	361	115

End of period assets	$406	$759	$1,119	$1,431	$1,738	$1,728	$2,796	$3,780

Average assets during the period	$391	$597	$887	$1,297	$1,308	$1,763	$2,153	$3,342
International Sector Equity ETFs (in thousands)
Beginning of period assets	$247	$190	$222	$322	$358	$228	$190	$247
Inflows/(Outflows)	(20)	(8)	52	34	(124)	(1)	20	(11)
Market appreciation/(depreciation)	(37)	40	48	2	(6)	(37)	37	13

End of period assets	$190	$222	$322	$358	$228	$190	$247	$249

Average assets during the period	$212	$211	$269	$338	$345	$214	$218	$258
U.S. Equity ETFs (in thousands)
Beginning of period assets	$986	$866	$1,039	$1,271	$1,330	$1,468	$1,406	$1,779
Inflows/(Outflows)	81	15	43	(2)	72	85	211	118
Market appreciation/(depreciation)	(201)	158	189	61	66	(147)	162	160

End of period assets	$866	$1,039	$1,271	$1,330	$1,468	$1,406	$1,779	$2,057

Average assets during the period	$896	$1,001	$1,164	$1,273	$1,406	$1,506	$1,540	$1,917
Currency ETFs (in thousands)
Beginning of period assets	$224	$194	$319	$396	$906	$1,284	$1,242	$1,266
Inflows/(Outflows)	(36)	109	62	511	379	(31)	(19)	(75)
Market appreciation/(depreciation)	6	16	15	(1)	(1)	(11)	43	(12)

End of period assets	$194	$319	$396	$906	$1,284	$1,242	$1,266	$1,179

Average assets during the period	$205	$245	$352	$634	$1,084	$1,370	$1,224	$1,189
International Fixed Income ETFs (in thousands)
Beginning of period assets	—	—	—	—	—	—	$0	$272
Inflows/(Outflows)	—	—	—	—	—	—	262	309
Market appreciation/(depreciation)	—	—	—	—	—	—	10	(17)

End of period assets	—	—	—	—	—	—	$272	$564

Average assets during the period	—	—	—	—	—	—	$126	$417

Average ETF Asset Mix (during the period)
International Developed Markets Equity ETFs	41%	39%	37%	35%	34%	29%	25%	22%
Emerging Markets Equity ETFs	14%	18%	21%	24%	21%	26%	31%	37%
International Sector Equity ETFs	7%	6%	6%	6%	5%	3%	3%	3%
U.S. Equity ETFs	31%	30%	28%	23%	22%	22%	22%	21%
Currency ETFs	7%	7%	8%	12%	18%	20%	17%	13%
International Fixed Income ETFs	—	—	—	—	—	—	2%	4%

Total	100%	100%	100%	100%	100%	100%	100%	100%

Average ETF Advisory Fee (during the period)	0.50%	0.51%	0.53%	0.54%	0.54%	0.54%	0.56%	0.57%

Number of ETFs (end of the period)
International Developed Markets Equity ETFs	14	14	14	15	14	14	14	14
Emerging Markets Equity ETFs	4	4	4	4	4	4	4	4
International Sector Equity ETFs	11	11	11	11	4	4	4	4
U.S. Equity ETFs	13	13	13	13	12	12	12	12
Currency ETFs	8	9	9	9	8	8	9	9
International Fixed Income ETFs	—	—	—	—	—	—	1	1

Total	50	51	51	52	42	42	44	44

Headcount	53	56	55	54	55	54	56	60

Liquidity and Capital Resources

The following table summarizes key data regarding our liquidity, capital resources and use of capital to fund our operations:

	March 31, 2011	December 31,
		2010	2009
Balance Sheet Data (in thousands):
Cash and cash equivalents	$12,804	$14,233	$11,476
Investments	8,918	8,595	9,320
Accounts receivable	5,190	4,825	2,884

	26,912	27,653	23,680
Total liabilities	(10,602)	(11,907)	(9,675)

	$16,310	$15,746	$14,005

	Three Months Ended March 31, 2011	Year Ended December 31,
		2010	2009	2008
Cash Flow Data (in thousands):
Operating cash flows	$523	$2,128	($15,027)	($15,615)
Investing cash flows	(353)	628	8,240	13,748
Financing cash flows	(1,599)	1	4,988	4

Increase/(decrease) in cash and cash equivalents	(1,429)	$2,757	($1,799)	($1,863)

Liquidity

Liquid assets consist of cash and cash equivalents, current receivables, and investments. Cash and cash equivalents include cash on hand and non-interest-bearing and interest-bearing deposits with financial institutions. Accounts receivable primarily represents advisory fees we earn from the WisdomTree ETFs which is collected by the fifth business day of the month following the month earned. Investments represent debt instruments of U.S. government and agency securities. Our liabilities consist primarily of payments owed to vendors and third parties in the normal course of business as well as accrued year end incentive compensation for employees.

Cash and cash equivalents decreased $1.4 million in the first three months of 2011 primarily due to the $1.6 million of cash flows used to repurchase our common stock.

Cash and cash equivalents increased $2.8 million in 2010 primarily due to $2.1 million of cash flows generated by our operating activities due to higher revenues from higher assets under management as well as proceeds from net redemptions of our investments.

Cash and cash equivalents decreased $1.8 million in 2009 primarily due to $15.0 million of cash used to fund our operations as a result of losses we incurred during the year. We received $5.0 million in financing during 2009 from investors in a private placement of our common stock in order to increase our liquidity. We also received proceeds from net redemptions of our investments.

Cash and cash equivalents decreased $1.9 million in 2008 primarily due to $15.6 million of cash used to fund our operations as a result of losses we incurred during the year. We also received net proceeds of from net redemptions of our investments.

Capital Resources

Our principal source of financing has been through the private placement of our common stock. We believe that current cash flows generated by our operating activities should be sufficient for us to fund our operations for at least the next 12 months and at this time, we do not intend to issue any shares of common stock to fund our operations. The table below reflects the capital contributions we have received from our private placements:

November 2004	$9.0 million
July 2005	7.5 million
December 2006	56.5 million
October 2009	5.0 million

Total	$78.0 million

Use of Capital

Our business does not require us to maintain a significant cash position. We expect that our main uses of cash will be to fund the ongoing operations of our business, invest in strategic growth initiatives, re-acquire shares of our common stock issued to our employees as incentive compensation as discussed below or expand our business through strategic acquisitions.

During the first three months of 2011, we repurchased approximately 310,000 shares from our employees at a cost of $1.6 million in connection with vesting of restricted stock. The amount repurchased represented the estimated tax liability the employees owed to the various taxing authorities related to the income they earned from vested shares. We expect to continue purchasing shares for similar reasons for the remainder of 2011.

Contractual Obligations

The following table summarizes our future cash payments associated with contractual obligations as of March 31, 2011. The primary obligation is for our operating lease for office space:

		Payments Due by Period
		(in thousands)
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Capital lease	$4,611	$2,364	$2,247	$—	—

Off-Balance Sheet Arrangements

Other than operating leases, which are included in the table above, we do not have any off-balance sheet financing or other arrangements. We have neither created nor are party to any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business.

Critical Accounting Policies

Stock-Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at grant date and is recognized over the relevant service period. The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model we use includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, the rate of dividends that we may pay during that time and an appropriate risk-free interest rate. Many of these assumptions require management’s judgment. If actual experience differs significantly from these estimates, stock-based compensation expense and our results of operations could be materially affected.

Income and Deferred Taxes

We recognize an asset or liability for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of assets are recovered or liabilities are settled. A valuation allowance is recorded to reduce the carrying values of deferred tax assets and liabilities to the amount that is more likely than not to be realized. As of December 31, 2010, we have net operating loss carry forwards and we have recognized a deferred tax asset for such carry forwards. Given the significant losses we have incurred since we began our operations, a valuation allowance has been recorded for the full amount of the deferred tax asset.

Recently Issued Accounting Pronouncements

In January 2010, ASU No. 2010-6, Improving Disclosures About Fair Value Measurement, adds required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. ASU No. 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. This standard impacts disclosure requirements only and did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

In the normal course of business, our financial results are subject to market risk. Market risk to us generally represents the risk of changes in the value of financial instruments held in the portfolios of the WisdomTree ETFs that generally results from fluctuations in equity prices, foreign currency exchange rates against the U.S. dollar, and interest rates. A significant majority of our revenue—approximately 92%, 94%, 97% and 98% for the years ended December 31, 2008, 2009 and 2010, and the three months ended March 31, 2011, respectively—is derived from advisory agreements for the WisdomTree ETFs. Under these agreements, the advisory fee we receive is based on the market value of the assets in the WisdomTree ETF portfolios we manage.

Fluctuations in the value of these securities are common and are generated by numerous factors such as market volatility, the overall economy, inflation, changes in investor strategies, availability of alternative investment vehicles, government regulations and others. Accordingly changes in any one or a combination of these factors may reduce the value of investment securities and, in turn, the underlying assets under management on which our revenues are earned. These declines may cause investors to withdraw funds from our ETFs in favor of investments that they perceive as offering greater opportunity or lower risk, thereby compounding the impact on our revenues. Beginning in the second half of 2008 and into 2009, global equity markets experienced unprecedented volatility which caused significant declines in our assets under management and revenues during the quarters in that time period. Challenging and volatile market conditions might continue to be present in the foreseeable future.

In order to maximize yields, we invest our corporate cash in short-term interest earning assets, primarily money market instruments at a commercial bank and U.S. government and agency debt instruments which totaled $9.3 million, $8.6 million and $8.9 million as of December 31, 2009, 2010 and as of March 31, 2011, respectively. We do not anticipate that changes in interest rates will have a material impact on our financial condition, operating results or cash flows.

ITEM 3. PROPERTIES

Our principal executive office is located at 380 Madison Ave, New York, New York 10017. We occupy approximately 20,000 square feet of office space under a lease that expires in January 2014. We have subleased approximately 6,500 square feet of our office space to a subtenant pursuant to a sublease that expires in January 2012. We believe that the space we lease is sufficient to meet our current and near term needs.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of March 21, 2011 by:

•

each person (including any “group” of persons as that term is used in Section 13d-3 of the Exchange Act) we know to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Except as otherwise indicated in the footnotes to the following table, we believe, based on the information provided to us, that the persons named in the following table have sole vesting and investment power with respect to the shares they beneficially own, subject to applicable community property laws. Unless otherwise noted, the business address of each of the persons and entities that beneficially own 5% or more of the outstanding shares of common stock is c/o WisdomTree Investments, Inc., 380 Madison Avenue, 21st Floor, New York, N.Y. 10017.

Percentage of beneficial ownership in the table below is based on 115,470,300 shares of our common stock deemed to be outstanding as of March 21, 2011, including shares of restricted stock issued to our employees but not yet vested.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned (%)
Named Executive Officers
Jonathan L. Steinberg(1)	10,721,559	8.8
Bruce I. Lavine(2)	1,958,014	1.7
Amit Muni(3)	507,866	0.4
Luciano Siracusano, III(4)	1,086,695	0.9
Peter M. Ziemba(5)	1,147,808	1.0
Directors
Michael Steinhardt(6)	37,822,029	32.8
Steven L. Begleiter(7)	—	—
Anthony Bossone	400,000	0.4
R. Jarrett Lilien(8)	608,771	0.5
James D. Robinson, IV(9)	20,212,823	17.5
Frank Salerno(10)	968,093	0.8
Other 5% or Greater Stockholders
Entities Affiliated with RRE Ventures, LLC(11)	20,212,823	17.5
Flexpoint Fund, L.P.(12)	10,000,000	8.7
All directors and executive officers as a group (11 persons)(13)	75,433,658	60.4

(1)	Includes (i) 798 shares of common stock owned by Mr. Steinberg’s spouse with whom he may be deemed to share voting power; (ii) 16,889 shares of common stock held in a joint account with Mr. Steinberg’s spouse with whom he shares voting power; (iii) 18,191 shares of restricted stock that do not vest within 60 days of March 21, 2011 and are not transferable by Mr. Steinberg until they vest, but over which he exercises voting control; and (iv) 6,814,292 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from March 21, 2011. Excludes an aggregate of 2,375,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 21, 2011.
(2)	Includes 460,395 shares of restricted stock that do not vest within 60 days of March 21, 2011 and are not transferable by Mr. Lavine until they vest, but over which he exercises voting power; and 150,000 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from March 21, 2011. Excludes an aggregate of 525,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 21, 2011.
(3)	Includes (i) 105,197 shares of restricted stock that do not vest within 60 days of March 21, 2011 and are not transferable by Mr. Muni until they vest, but over which he exercises voting power; and (ii) 150,000 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from March 21, 2011. Excludes an aggregate of 400,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 21, 2011.

(4)	Includes (i) 18,191 shares of restricted stock that do not vest within 60 days of March 21, 2011 and are not transferable by Mr. Siracusano until they vest, but over which he exercises voting control; and (ii) 970,259 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from March 21, 2011. Excludes an aggregate of 475,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 21, 2011.
(5)	Includes (i) 8,100 shares of common stock which are held by a custodial account for the benefit of Mr. Ziemba’s minor son over which Mr. Ziemba has sole voting and dispositive power; (ii) 50,000 shares of restricted stock that will vest within 60 days from March 21, 2011 and which are not transferable until they vest but over which Mr. Ziemba exercises voting control; (iii) 105,197 shares of restricted stock that do not vest within 60 days of March 21, 2011 and are not transferable by Mr. Ziemba until they vests, but over which he exercises voting control; and (iv) 600,000 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from March 21, 2011. Excludes an aggregate of 300,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 21, 2011.
(6)	Includes 835,000 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from March 21, 2011. Does not include 2,666,667 shares of common stock owned by S Family Partners, L.P., a limited partnership for which Mr. Steinhardt’s spouse is the sole general partner and the limited partners are Mr. Steinhardt’s adult children. Mr. Steinhardt disclaims any beneficial ownership of the shares of common stock held by S Family Partners, L.P.
(7)	Mr. Begleiter serves as a Managing Principal of Flexpoint Ford, LLC, an affiliate of Flexpoint Fund, L.P. However, Mr. Begleiter does not have voting or dispositive power over the 10,000,000 shares of common stock held by Flexpoint Fund, L.P., a private investment fund (See note 13 below).
(8)	Includes (i) 26,316 shares of restricted stock that do not vest within 60 days of March 21, 2011 and are not transferable by Mr. Lilien until they vest, but over which he exercises voting power; and (ii) 263,157 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from March 21, 2011. Excludes an aggregate of 131,579 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 21, 2011.
(9)

Includes 17,894,007 shares of common stock held by RRE Ventures III-A, L.P., 1,495,345 shares of common stock held by RRE Ventures Fund III, L.P., and 823,471 shares of common stock held by RRE Ventures III, L.P. (collectively the “RRE Entities”). The general partner of each of the RRE Entities is RRE Ventures GP III, LLC. The general partners of RRE Ventures GP III, LLC are James D. Robinson III, James D. Robinson IV, Stuart J. Ellman and Andrew L. Zalasin and they share voting and dispositive power over these shares. The business address of the Mr. Robinson is 130 East 59th Street, New York, NY 10022. Mr. Robinson disclaims beneficial ownership of the shares held by the RRE Entities except to the extent of his pecuniary interest in the shares.

(10)	Includes (i) 100,180 shares of common stock held in a joint account with Mr. Salerno’s spouse with whom he shares voting and dispositive power, (ii) 283,334 shares of common stock held by Hillcrest Financial, LLC, a limited liability company of which Mr. Salerno and his spouse are the managing members and with whom Mr. Salerno shares voting and dispositive power, (iii) 11,628 shares of restricted stock that do not vest within 60 days of March 21, 2011 and are not transferable by Mr. Salerno until they vest, but over which he exercises voting power; and (iv) 572,951 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days from March 21, 2011. Excludes an aggregate of 61,475 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of March 21, 2011.
(11)

Includes 17,894,007 shares of common stock held by RRE Ventures III-A, L.P., 1,495,345 shares of common stock held by RRE Ventures Fund III, L.P., and 823,471 shares of common stock held by RRE Ventures III, L.P. (collectively the “RRE Entities”). The general partner of each of the RRE Entities is RRE Ventures GP III, LLC. The general partners of RRE Ventures GP III, LLC are James D. Robinson III, James D. Robinson IV, Stuart J. Ellman and Andrew L. Zalasin and they share voting and dispositive power over these shares. The business address of the RRE Entities is 130 East 59th Street, New York, NY 10022.

(12)	The business address of Flexpoint Fund, L.P. is 676 N. Michigan Avenue, Suite 3300, Chicago, Il 60611.
(13)	Includes an aggregate of 9,521,494 shares of common stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days of March 21, 2011 held by the named executive officers and directors included in this group.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The names, ages and positions of each of our directors and executive officers as of March 15, 2011 are as follows:

Name	Age	Position
Jonathan L. Steinberg	46	Chief Executive Officer and Director
Bruce I. Lavine	44	President, Chief Operating Officer and Director
Amit Muni	42	Executive Vice President—Finance and Chief Financial Officer
Luciano Siracusano, III	45	Executive Vice President—Director of Sales and Chief Investment Strategist
Peter M. Ziemba	53	Executive Vice President—Business and Legal Affairs and Chief Legal Officer
Michael Steinhardt (2)(3)	70	Non-Executive Chairman of the Board
Steven L. Begleiter	49	Director
Anthony Bossone (1)	40	Director
R. Jarrett Lilien (1)(2)(3)	49	Director
James D. Robinson, IV (3)	48	Director
Frank Salerno (1)(2)(4)	51	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee
(4)	Lead Independent Director

The following paragraphs provide information as of the date of this registration statement about our directors and executive officers. The information presented includes information about each of our director’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director.

Jonathan L. Steinberg founded our company and has served as our Chief Executive Officer since October 1988. He has been a member of our Board of Directors since October 1988, having served as Chairman of the Board of Directors from October 1988 to November 2004. He also served as Editor-in-Chief of Individual Investor and Ticker magazines, two magazines formerly published by our company. Mr. Steinberg, together with Mr. Siracusano, was responsible for the creation and development of our proprietary index methodology. Prior to founding WisdomTree, Mr. Steinberg was employed as an analyst in the Mergers and Acquisitions Department of Bear, Stearns & Co. Inc., an investment banking firm, from 1986 to 1988. Mr. Steinberg is the author of Midas Investing, published by Times Books, a division of Random House, Inc. He attended The Wharton School of Business at the University of Pennsylvania. We believe Mr. Steinberg’s qualifications to serve on the board of directors include his extensive knowledge of our business, his experience in founding and developing our fundamentally weighted index methodology, as well as his corporate and strategic vision, which provide strategic guidance to the board. As our Chief Executive Officer, Mr. Steinberg provides essential insight and guidance to the board from a management perspective.

Bruce I. Lavine has served as our President and Chief Operating Officer since May 2006 and has been a member of our Board of Directors since January 2007. From 1998 to 2005, he was employed by Barclays Global Investors, an asset management firm, in the following positions: from 1998 to 1999, he served as Director, Financial Planning, Global Finance; from 1999 to 2003, he served as Chief Financial Officer, Director of New Product Development, U.S. iShares and Individual Investor Business; and from 2003 to May 2006 he served as Head of iShares Exchange Traded Funds, Europe. From 1995 to 1998, Mr. Lavine served as the Manager of Business Planning at Sequel, Inc., a computer hardware services company. From 1991 to 1994, Mr. Lavine was employed by Bristol-Myers Squibb Company, a pharmaceutical company, as a financial associate and then as a senior treasury analyst. Mr. Lavine received a B.S. with distinction in Commerce and an M.B.A. in Finance from the University of Virginia. Mr. Lavine is a Chartered Financial Analyst. We believe Mr. Lavine’s qualifications to serve on the board of directors include his many years of experience in senior management positions in the ETF industry and extensive knowledge of our business. As our President and Chief Operating Officer, Mr. Lavine provides essential insight and guidance to the board on the ETF industry and, from a management perspective, our day-to-day operations.

Amit Muni has served as our Executive Vice President—Finance and Chief Financial Officer since March 2008. Prior to joining our company, Mr. Muni served as Controller and Chief Accounting Officer of International Securities Exchange Holdings, Inc., an electronic options exchange, from 2003 until March 2008. Mr. Muni was Vice President, Finance, of Instinet Group Incorporated, an electronic agency broker-dealer, from 2000 to 2003. From 1996 until 2000, Mr. Muni was employed as a Manager of the Financial Services Industry Practice of PricewaterhouseCoopers LLP, an accounting firm. From 1991 until 1996, Mr. Muni was an accountant and a senior auditor for National Securities Clearing Corporation, a firm that provides centralized clearing, information, and settlement services to the financial industry. Mr. Muni received a B.B.A. in Accounting from Pace University and is a Certified Public Accountant.

Luciano Siracusano, III has served as our Executive Vice President—Director of Sales and Chief Investment Strategist since March 2011. From October 2008 to March 2011, Mr. Siracusano served as our Director of Sales and Chief Investment Strategist. Prior to serving in those positions, Mr. Siracusano served as our Director of Research from 2001 until October 2008 and as a research analyst and editor of our various media publications from 1999 until 2001. Mr. Siracusano, together with Mr. Steinberg, was responsible for the creation and development of our fundamentally weighted index methodology. Prior to joining our company in 1999, Mr. Siracusano was an Equity Analyst at Value Line, Inc., an investment research firm, from 1998 to 1999. Preceding his career in finance, Mr. Siracusano served as Special Assistant to HUD Secretary Henry Cisneros and as a Special Assistant to New York Governor Mario Cuomo. Mr. Siracusano received his B.A. in Political Science from Columbia University.

Peter M. Ziemba has served as our Executive Vice President—Business and Legal Affairs and Chief Legal Officer since March 2011. From April 2007 to March 2011, Mr. Ziemba served as our Executive Vice President—Business and Legal Affairs and General Counsel. Prior to joining our company, Mr. Ziemba was a partner in the Corporate and Securities department of Graubard Miller, which served as our primary corporate counsel, from 1991 to 2007, and was employed as an associate at that firm beginning in 1982. Mr. Ziemba received his B.A. in History with university honors from Binghamton University and his J.D. cum laude from Benjamin N. Cardozo School of Law. Mr. Ziemba served as a director of our company from 1996 to 2003.

Michael Steinhardt has served as our non-executive Chairman of the Board since November 2004. From 1967 through 1995, Mr. Steinhardt served as Senior Managing Partner of Steinhardt Partners, L.P., a private investment company, and related investment entities. In 1995, Mr. Steinhardt closed Steinhardt Partners and eliminated his involvement in managing client assets. He founded and now serves as President of Steinhardt Management Co., Inc., which currently manages a single private investment fund investing in other funds managed by independent investment managers. Mr. Steinhardt currently devotes most of his time and financial resources to Jewish philanthropic causes, directed through The Steinhardt Foundation for Jewish Life for which he serves as Chairman. Mr. Steinhardt is the co-founder of Birthright Israel and he serves on its Board of Trustees and is a major supporter. He also serves as Co-Chair of the Areivim Philanthropic Group. He also serves on the Board of Trustees of New York University, Brandeis University and the Steinhardt Family Foundation and on the Board of Directors of the Taub Center for Social Policy Studies in Israel. Mr. Steinhardt received his B.S. in Economics from The Wharton School of Business of the University of Pennsylvania. We believe Mr. Steinhardt’s qualifications to serve on the board of directors include his extensive years of experience as a founder of a private investment management company. The board also benefits from his perspective and knowledge of financial markets as well as his strategic vision.

Steven L. Begleiter has served as a member of our Board of Directors since February 2011. Mr. Begleiter has served as Senior Principal at Flexpoint Ford, LLC, a private equity group focused on investments in financial services and healthcare, since October 2008. Prior to joining Flexpoint Ford, Mr. Begleiter spent 24 years at Bear Stearns & Co., serving first as an investment banker in the Financial Institutions Group and then as Senior Managing Director and member of its Management and Compensation Committee from 2002 to September 2008. Mr. Begleiter also served as head of Bear Stearns’ Corporate Strategy Group. Mr. Begleiter received his B.A. in Economics with honors from Haverford College. We believe Mr. Begleiter’s qualifications to serve on the board of directors include his many years of experience in leadership positions in the financial services industry as well as his private equity experience. The board also benefits from his extensive industry knowledge and perspectives on capital formation.

Anthony Bossone has served as a member of our Board of Directors since January 2009. Since 2003 Mr. Bossone has been the Chief Financial Officer of Atlantic-Pacific Capital, Inc., a broker-dealer and global placement agent dedicated to raising capital for alternative investment funds. From 2001 to 2003, Mr. Bossone was the Assistant Controller at SAC Capital Advisors, LLC, a hedge fund advisory firm, and from 1999 until 2001, Mr. Bossone served as an equity trader at Schonfeld Securities, LLC, a securities trading firm. Mr. Bossone began his career at PricewaterhouseCoopers LLP in 1993 where he was an audit manager until 1999. Mr. Bossone received his B.S. in Business and Economics with highest honors from Lehigh University and is a Certified Public Accountant. We believe Mr. Bossone’s qualifications to serve on the board of directors include his financial and accounting expertise. The board also benefits from his experience as an equity trader.

R. Jarrett Lilien has served as a member of our Board of Directors since November 2008. Since January 2009, Mr. Lilien has served as Managing Partner of Bendigo Partners, a private equity and consulting firm focused on technology-enabled financial service companies, which he co-founded. Between 1999 and May 2008, Mr. Lilien was employed by E*Trade Financial Corporation, a brokerage and financial services firm, holding various positions including President and Chief Operating Officer from 2003 to May 2008 and Acting Chief Executive Officer from November 2007 until March 2008. Prior to his service at E*Trade, Mr. Lilien was Chief Executive Officer of TIR Securities, a global institutional brokerage firm that he co-founded in 1989 and which was later sold to E*Trade. Prior to TIR Securities, Mr. Lilien held various positions at Paine Webber and Autranet, Inc., a division of Donaldson, Lufkin & Jenrette, Inc., both brokerage and financial service firms. Mr. Lilien currently serves as President of the Jazz Foundation of America and is on the Board of Directors of Baryshnikov Arts Center and on the Advisory Board of WFUV FM Radio. Mr. Lilien received his B.A. in Economics from the University of Vermont. We believe Mr. Lilien’s qualifications to serve on the board of directors include his experience in founding and building financial services companies. The board also benefits from his extensive leadership experience and his ability to provide strategic guidance.

James D. Robinson, IV has served as a member of our Board of Directors since November 2004. Mr. Robinson is a Managing Partner of RRE Ventures, LLC, a venture capital firm primarily focused on technology companies, which he co-founded in 1994. From 1992 to 1994 Mr. Robinson was employed by Hambrecht & Quist Venture Capital, a venture capital firm, where served as a General Partner for several investment funds for the firm. From 1986 to 1992, he was employed by JP Morgan & Company, where he worked on technology-related assignments, first within the Global Exposure Management group building risk management systems, and later as an investment banker in the Corporate Finance group focused on technology and communications companies. Mr. Robinson serves on the Board of Directors of numerous companies held in the investment portfolios of the RRE Ventures-affiliated funds. Mr. Robinson received a B.A. with a double degree in Computer Science and Business Administration from Antioch College and an M.B.A. from Harvard University. We believe Mr. Robinson’s qualifications to serve on the board of directors include his experience in building and financing companies from earliest stages of growth. In addition, Mr. Robinson’s venture capital experience as well as his insights into capital formation enable him to provide the board with valuable strategic advice.

Frank Salerno has served as a member of our Board of Directors since July 2005. From July 1999 until his retirement in February 2004, Mr. Salerno was Managing Director and Chief Operating Officer of Merrill Lynch Investment Advisors – Americas Institutional Division, an investment advisory company. Before joining Merrill Lynch, Mr. Salerno spent 18 years with Bankers Trust Company in various positions. In 1990, he assumed responsibility for Bankers Trust’s domestic index management business and in 1995 he became Chief Investment Officer for its Structured Investment Management Group. Mr. Salerno received a B.S. in Economics from Syracuse University and an M.B.A. in Finance from New York University. Mr. Salerno serves as a director and member of the audit committee and conflicts committee of K-Sea Transportation Partners, L.P., a NYSE-listed company. We believe Mr. Salerno’s qualifications to serve on the board of directors include his extensive years in senior management positions at large asset management firms as well as his service on the board of directors of another public company. The board also benefits from his strategic insights on the asset management industry.

Board Composition

Our Board of Directors currently consists of eight members. Pursuant to the Securities Purchase Agreement, dated October 15, 2009, among the company and the investor parties participating in the October 2009 private placement of common stock, each of Michael Steinhardt, individually, and RRE Ventures III-A, L.P., RRE Ventures Fund III, L.P., and RRE Ventures III, L.P. (collectively the “RRE Entities”), collectively, have the right to require the company to either (i) appoint a designee, reasonably acceptable to the Board of Directors, as a member of the Board of Directors, or (ii) provide a designee with notice of all board meetings and copies of all materials delivered to members of the Board of Directors and permit such designee to attend and observe each meeting of the Board of Directors. In addition, pursuant to the Securities Purchase Agreement, dated December 21, 2006, among the company and the investor parties participating in the December 2006 private placement of common stock, James D. Manley, a principal investor in that financing, has a similar right. Mr. Steinhardt serves as a director of our company as his own designee, Mr. Robinson serves as a director of our company as the designee of the RRE Entities, and Mr. Bossone serves as a director as the designee of Mr. Manley. These provisions are described in this registration statement under Item 7. “Certain Relationships and Related Party Transactions, and Director Independence.”

Our Board of Directors is divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of the stockholders, a class of directors will be elected for a three year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held in 2012 for Class I directors, 2013 for Class II directors and 2014 for Class III directors.

•	Our Class I directors will be Michael Steinhardt, Anthony Bossone and Bruce Lavine.

•	Our Class II directors will be James D. Robinson, IV and Steven Begleiter.

•	Our Class III directors will be Frank Salerno, R. Jarrett Lilien and Jonathan Steinberg.

Our amended and restated certificate of incorporation and amended and restated by-laws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the Board of Directors. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Independence

We have not yet applied to have our shares listed on a stock exchange, but intend to do so promptly following the initial filing of this registration statement. Accordingly, our Board of Directors has not yet made a determination regarding the independence of our directors generally. Upon becoming a reporting company, we expect that the composition and functioning of our Board of Directors and each of our committees will comply with all applicable requirements of the stock exchange upon which our shares of common stock are listed and the rules and regulations of the Securities and Exchange Commission.

Lead Independent Director

In 2008, our Board of Directors determined that it would be good corporate practice to designate one of our independent directors as Lead Independent Director. Mr. Salerno has held this designation since the position was established. The duties of our lead independent director are as follows:

•	serve as the intra-meeting liaison between (i) our Board of Directors and management and (ii) amongst the independent directors;

•	serve as an ex-officio, non-voting member of each standing committee (of which he is not a member) of our Board or Directors;

•	ensure that appropriate reports and information is circulated to the independent directors on a timely basis by management and others.

•

lead our Board of Directors in the process of periodic reviews of the performance of the Chief Executive Officer, as well as in discussions regarding the Chief Executive Officer’s reports on senior management performance and management succession issues and plans;

•	chair meetings of the independent directors if the chairman is not present; and

•	perform such other appropriate duties as the independent directors shall assign to him or her from time to time.

Senior Advisor to the Board of Directors

Since 2004, Professor Jeremy J. Siegel has served as senior investment strategy advisor to our company and our Board of Directors. In this position, Professor Siegel provides us with various services, including advice on market trends and financial products; participating in webinars, conference calls, seminars, speaking engagements and one-on-one meetings with persons interested in WisdomTree products; written market commentary for our newsletters and website; and general advice to senior management and our Board of Directors on our business.

Jeremy Siegel is the Russell E. Palmer Professor of Finance at The Wharton School at the University of Pennsylvania. He graduated from Columbia University and received his Ph.D. in Economics from the Massachusetts Institute of Technology, and spent one year as a National Science Foundation Post-Doctoral Fellow at Harvard University. Prof. Siegel taught for four years at the Graduate School of Business of the University of Chicago before joining the Wharton faculty in 1976. Professor Siegel has written and lectured extensively about the economy and financial markets and has appeared frequently on CNN, CNBC, NPR and other networks. He is a regular columnist for Kiplinger’s and Yahoo! Finance and contributor to national and international news media, including The Wall Street Journal, Barron’s and The Financial Times. He has also authored numerous professional articles and three books. His bestselling, “Stocks for the Long Run”, first published in 1994 and now in its third edition, was named as one of the ten-best investment books of all time by both the Washington Post and Business Week. His most recent book, “The Future for Investors: Why the Tried and the True Triumph over the Bold and New” was named one of the best business books published in 2005 by Business Week, The Financial Times and Barron’s.

ITEM 6. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis provides comprehensive information regarding our compensation programs and policies for fiscal 2010 for our named executive officers, or “executive officers”, who consist of:

•	Jonathan Steinberg, our Chief Executive Officer (“CEO”);

•	Bruce Lavine, our President and Chief Operating Officer (“COO”);

•	Amit Muni, our Chief Financial Officer (“CFO”);

•	Luciano Siracusano, our Chief Investment Strategist (“CIS”); and

•	Peter Ziemba, our Chief Legal Officer (“CLO”).

We provide what we believe is a competitive total compensation opportunity for our executive management team through a combination of base salary, cash incentive bonuses, equity compensation and broad-based benefits programs. This Compensation Discussion and Analysis explains the following as they relate to the 2010 performance year:

•	our compensation philosophy and objectives;

•	our executive compensation process, including the role of our Compensation Committee and management; and

•	our policies, practices, and actions with respect to each compensation element.

Included in each description above will be the rationale for compensation decisions made for the 2010 performance year with respect to our executive officers.

Our Compensation Philosophy and Objectives

Our compensation philosophy and objectives are primarily shaped by strategies to achieve our long-term goals within the business environment in which we operate. We operate in an intensively competitive and challenging business environment and we expect competition to continue and intensify. We currently directly compete with numerous other ETF sponsors and indirectly compete with other larger and multi-national traditional asset management companies. We compete on a number of factors including the breadth and depth of our product offering as well as investment performance and fees of our ETFs. We believe our long-term success depends on our ability to:

•	continue to innovate and introduce new ETFs to the marketplace;

•	grow our market share of industry inflows to become one of the top 5 ETF sponsors in the US; and

•	continue to leverage our existing product offering.

A key component of our long-term success is our ability to employ the industry’s most talented, professional and dedicated people at all levels within the company.

The primary objectives of our compensation program are as follows:

•	attract, retain, and motivate our professional, dedicated, and expert employees in the highly competitive asset management industry;

•	reward and retain employees whose knowledge, skills and performance are critical to our continued success;

•	align the interest of all our employees with those of our stockholders by motivating them to increase stockholder value; and

•	motivate our executives to manage our business to meet short-term and long-term objectives and reward them appropriately for meeting or exceeding them.

The following principles guide our compensation programs:

•

Pay for performance—Our compensation programs are designed to reward our employees for their individual performance as well as our company’s performance. If our employee is a top-tier performer, he or she should receive higher rewards. Likewise, where individual performance falls short of expectations and/or our company’s financial performance declines, the programs should deliver lower levels of compensation. In addition, the objectives of pay-for performance and retention must be balanced. Even in periods of temporary downturns in our company’s performance, our programs should continue to ensure that our successful, high-achieving employees will remain motivated and committed to us.

•

Every employee should be a stake-holder aligned with our stockholders—We believe a key factor in our success has been and continues to be fostering an entrepreneurial culture where our employees act and think like our owners. As such, our compensation programs should encourage stock ownership deep within the organization to align our employees’ interests with our stockholders. Our stock awards should be long-term in nature.

•

Higher levels of responsibility are reflected in compensation—Our compensation should be based on our employees’ level of job responsibility. As employees progress to higher levels in our organization, an increasing proportion of their pay should be related to our company’s performance and should be tied to long-term performance because they are more able to affect our results.

•

Competitive compensation levels—Our compensation programs should be reflective of the value of the position in the marketplace. To attract and retain a highly skilled work force, we must remain competitive with the pay of other premier employers who compete with us for talent.

•

Team approach—We believe our success has been based on the coordinated efforts of all our employees working towards our common goals, not on the efforts of any one individual. As such, our compensation programs should be applied across the organization, taking into account differences in job responsibilities and marketplace considerations. Perquisites should be rare and limited to those that are important to our employees’ ability to safely and effectively carry out their responsibilities.

To achieve these objectives, we seek to provide competitive compensation packages recognizing and rewarding individual contributions to ensure that executive compensation is aligned with corporate strategies and business objectives.

Factors Considered in Evaluating Total Compensation for our Executive Officers

The Compensation Committee considers the following un-weighted factors to ensure that compensation is fair, reasonable, competitive and consistent with our compensation philosophies and objectives referred to above:

•	Our financial results including actual results, budgets and projections and our overall financial health.

•

Operational performance metrics including net inflows into our ETFs compared to the ETF industry, market share of industry inflows and total growth in assets under management as compared to the industry.

•

The broader economic conditions within the industry. The Compensation Committee recognizes that our assets under management and ability to gather ETF inflows are subject to market and other external conditions outside of our control.

•	The performance of our common stock.

•

The experience, tenure and performance of our executive officers and the extent to which the Compensation Committee is generally satisfied with our executive officer’s past performance and expected future contributions.

•	Each executive officer’s duties, responsibilities and ability to influence corporate performance.

•	Industry survey data to confirm the reasonableness of compensation levels.

•	Historical executive compensation levels along with company-wide compensation levels.

The Compensation Committee considers the factors above together with their collective experiences and business judgment to evaluate our compensation practices. The Compensation Committee believes this general approach helps us to compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure.

Background to Understanding Compensation Levels for our Executive Officers

Compensation for all our employees, including our executive officers, is based on the philosophies described above. However, in conjunction with these philosophies, the levels of compensation are also significantly influenced by what the company can afford to pay as a result of our financial performance and relatively short operating history. In the future, as we gain experience, we expect that the specific direction, emphasis and components of our executive compensation program will evolve.

In addition, our CEO and CIS, as co-creators of our fundamentally weighted methodology, were granted significant equity awards during the company’s transition phase from a media company to an asset manager (see the section entitled “Business—Corporate History” elsewhere in this registration statement). As such, their compensation packages are structured differently than the remaining three executive officers’ compensation packages. Of significance, our CEO and CIS do not maintain employment agreements with us due to their significant equity ownership of the company. The initial compensation packages for our COO, CFO and CLO, who were hired shortly before or after we launched our ETFs, were based on individual negotiations as these executive officers were leaving the perceived safety and relatively stable compensation opportunities at their prior employers, who were significantly larger and financially stronger than WisdomTree at the time, to come work for us. As such, we have entered into employment agreements with them which establish certain minimum amounts of cash compensation per year along with other benefits. On May 24, 2011, we amended and restated the employment agreements with our COO, CFO and CLO to, among other things, add and/or revise certain post-employment restrictive covenant provisions and make certain changes to the severance benefits, which are described in more detail below under “—Potential Payments Upon Termination or Change in Control.” A summary of the material terms and conditions of the employment agreements with our executive officers are discussed below.

Role of the Compensation Committee

The Compensation Committee is responsible for the general oversight of our compensation policies and practices. The Compensation Committee also reviews the overall compensation structure and evaluates the overall performance of our executive officers as a team in order to determine that compensation is fair, reasonable, competitive and consistent with the our compensation philosophies and objectives. The Compensation Committee does not engage any compensation consultants with respect to executive compensation. Rather, in reviewing compensation levels for our executive officers, the Compensation Committee considers their collective experiences and business judgment, knowledge of compensation trends in the industry we compete, the economic environment, our financial status and contributions our executive officers had made to our business - individually and as a team.

The Compensation Committee also specifically evaluates the performance of our CEO. The Compensation Committee also discusses the overall performance and compensation for our CEO with members of our Board of Directors. The Compensation Committee presents to our Board of Directors information regarding executive compensation matters for all our executive officers for informational purposes.

The Compensation Committee administers and exercises any authority granted to it under our equity-based plans, reviews and makes recommendations to our Board of Directors with respect to directors’ compensation, and reviews and approves employment, severance, and change in control agreements as well as any other supplemental benefits provided to our executive officers. The Compensation Committee also works with our CLO to annually review and reassesses the adequacy of its charter, proposing changes as necessary to our Board of Directors for approval.

Role of Management

Our executive officers play a critical and important role in setting or recommending compensation levels throughout our organization. Our CEO makes incentive compensation recommendations for the executive officers to the Compensation Committee. In considering the CEO’s recommendations, the Compensation Committee considers the factors discussed above to ensure that compensation is fair, reasonable, competitive and consistent with our compensation philosophies and objectives.

Our CFO and CLO work with our CEO and Chairman of our Compensation Committee to design and develop compensation programs applicable to all our employees including recommending changes to existing compensation programs and operational performance targets, preparing analyses of company financial, operational data or other Compensation Committee briefing materials, analyzing industry data, and ultimately, implementing the decisions of the Compensation Committee.

Compensation Benchmarking

The Compensation Committee monitors relevant market and industry statistics on executive compensation to balance our need to compete for talent with our need to maintain a reasonable and responsible cost structure, as well as with the goal of aligning the interests of our executive officers with those of our stockholders. In making compensation decisions, the Compensation Committee reviewed industry surveys by McLagan Partners, Inc., a compensation consulting firm for the financial services industry, which prepares annual comprehensive compensation surveys for the asset manager industry. These surveys consisted of consolidated average compensation information of publicly traded and private asset management firms. The Compensation Committee uses these industry surveys as a reasonable data point; however, they do not benchmark compensation of our executive officers to these surveys. Rather, they weigh more heavily on their business judgment and other compensation determination factors discussed above.

In the future as we gain experience, our Compensation Committee may choose to retain the services of a compensation specialist from time to time in connection with the establishment of cash and equity compensation and related policies. While market data and reports from third-party consultants provide useful starting points for compensation decisions, our Compensation Committee will continue to ensure our compensation philosophies are maintained or evolved in light of current market trends or practices.

Components of Compensation

We have established the following components of compensation to satisfy our compensation objectives. We believe these components provide competitive compensation packages recognizing and rewarding individual contributions; ensures that executive compensation is aligned with corporate strategies and business objectives; and promotes the achievement of key strategic and operating performance measures:

•	base salary;

•	annual incentive compensation;

•	long-term equity compensation;

•	benefit programs;

•	change in control benefits; and

•	severance benefits.

Each of the elements of our executive compensation is discussed in detail below, including a description of the particular element and how it fits into our overall executive compensation. In addition, discussion of the amounts of compensation paid to our executive officers for the 2010 performance year under each of these elements is presented in the manner that the Compensation Committee used to evaluate compensation. We believe it is useful to present this information so as to share this perspective with our stockholders in order to better understand how our Compensation Committee numerically evaluates total compensation. These tables supplement the “Summary Compensation Table” presented below, which is in a format required by the SEC.

Base Salary

We use base salary as a means of providing steady pay or a fixed source of compensation for our executive officers allowing them a degree of certainty in order to attract and retain them. Base salaries were originally established at the time the executives were hired taking into consideration the position’s duties and level of responsibility, the executives’ prior experience and skills, expected contribution to our performance, our understanding of what executives at other similar companies were being paid at such time, our financial condition, and the judgment of our Compensation Committee based on their industry experience. We have entered into employment agreements that establish certain base salaries for our COO, CFO and CLO as part of their employment with us. On May 24, 2011, we amended and restated the employment agreements with our COO, CFO and CLO, but no changes were made to the base salaries provided to each of these executive officers. We have not entered into such an arrangement with our CEO or CIS. Our CEO’s salary was subjectively determined by our Compensation Committee and our CIS salary was subjectively determined by our CEO.

The table below reflects the changes in base salaries of our executive officers from 2009 to 2010 and actions the Compensation Committee approved in the 2010 performance year:

Executive Officer	2009 Base Salary	Voluntary Reduction	Raise	2010 Base Salary	Raise	2011 Base Salary
Jonathan Steinberg	$350,000	($17,500)	$100,000	$450,000	—	$450,000
Bruce Lavine	$300,000	($15,000)	—	$300,000	—	$300,000
Amit Muni	$275,000	($13,750)	$25,000	$300,000	—	$300,000
Luciano Siracusano	$200,000	—	$50,000	$250,000	$50,000	$300,000
Peter Ziemba	$300,000	($15,000)	—	$300,000	—	$300,000

Due to the deteriorating market conditions in 2008, we initiated a series of cost reduction actions, including headcount reductions. In order to limit company headcount reductions, our CEO, COO, CFO and CLO voluntarily reduced their base salaries by 5% for 2009. At the end of 2009, our CEO recommended, and our Compensation Committee approved, a salary increase for our CIS which was subjectively determined by our CEO, to recognize his increased responsibilities in 2009 as head of our sales force. Our CEO and CFO’s raises were previously negotiated and approved by our Compensation Committee prior to 2009. Due to our CIS’s strong performance in 2010, our CEO recommended, and our Compensation Committee approved, a salary increase for our CIS to bring his salary in parity with the other executive officers.

Annual Incentive Compensation

We have established an annual bonus program to reward our executive officers, as well as all our employees, for their individual performance as well as company performance. Incentive compensation is intended to motivate executives to achieve companywide operating and strategic objectives. We have entered into employment agreements with our COO, CFO and CLO that establish minimum annual cash incentive compensation of $200,000. On May 24, 2011, we amended and restated the employment agreements with our COO, CFO and CLO, but no changes were made to the annual incentive compensation provided to each of these executive officers. We believe this amount together with their base salary was necessary to obtain their employment and is adequate to retain and incentivize our executive officers to work at the highest level of their individual abilities and as a team to earn additional incentive compensation to meet our strategic and operating objectives.

Beginning with the 2008 performance year, we began awarding annual incentive compensation as 75% cash and 25% restricted stock which vests in one year. Any discretionary bonuses awarded to our COO, CFO and CLO above their established minimum amounts are also subject to this split. This was an informal guideline that the Compensation Committee approved. We may change this split in the future as we grow and gain more experience with our compensation practices.

For the 2010 performance year, our CEO recommended, and the Compensation Committee agreed and approved after deliberation, discretionary incentive compensation for our executive officers. In evaluating the recommended amounts, the Compensation Committee considered the following goals established at the beginning of the year and managements’ progress in achieving those goals. The Compensation Committee noted that management had either achieved or made significant progress in achieving the stated goals in the year ended December 31, 2010.

Those goals and actual results are as follows:

GOAL	ACTUAL RESULTS

• Improvement in net ETF inflows from the prior year	• Net inflows improved 77% from $1.8 billion in 2009 to $3.1 billion in 2010.

• Increased market share of industry inflows from the prior year	• Market share increased from 1.53% in 2009 to 2.65% in 2010.

• Improvement in assets under management growth as compared to the ETF industry	• Our assets under management increased 65% in 2010 while the industry increased on average 28%.

• Continued diversification of product offering	• We launched our first fixed income ETF and filed for additional fixed income ETFs scheduled to be launched in 2011. We also filed and were close to launching our first alternative strategy ETF.

• Achievement of pro forma operating income	• Achieved in the second quarter of 2010.

• Improvement in the price of the company’s common stock in order to support an exchange listing	• Our common stock increased over 100% in 2010 and reached a level which supports an exchange listing.

The approved incentive compensation amounts were not formula-based but rather based on the subjective determination of our CEO, taking into account the total compensation of each executive officer, each executive’s level of responsibility in achieving our goals, the competitive market for the executive’s position, as well as creating a reasonable, but not absolute, level of total compensation equality among the executive officers to recognize that the goals were achieved as a team with each executive officer contributing from their individual area of expertise and skill.

The incentive compensation granted to our executive officers for the 2010 performance year is below:

Executive Officer	Total Incentive Compensation	Awarded As Cash	Awarded As Restricted Stock
Jonathan Steinberg	$350,000	$262,500	$87,500
Bruce Lavine	$400,000	$350,000	$50,000
Amit Muni	$300,000	$275,000	$25,000
Luciano Siracusano	$350,000	$262,500	$87,500
Peter Ziemba	$300,000	$275,000	$25,000

Long-Term Equity Compensation

Because short-term performance does not by itself accurately reflect our overall performance nor the return realized by our stockholders, our employees are eligible to receive equity awards. We believe that providing equity ownership:

•	serves to align the interests of our employees with our stockholders by creating a ownership culture and a direct link between compensation and stockholder return;

•	creates a significant, long-term interest for our employees to contribute to our success;

•	aids in the retention of employees in a highly competitive market for talent; and

•	allows the executives to participate in our longer-term success through stock price appreciation.

Currently, our equity award program is the primary vehicle for offering long-term incentives to our executives. Our equity awards take the form of stock options and restricted stock awards. Stock options typically require significant growth in stockholder value to generate long-term value to our executives which is in line with our performance-oriented culture. Restricted stock awards have intrinsic value which is important in retaining our executive talent. In addition, the vesting feature of our equity awards is intended to encourage the executive to remain with us for several years. We have not adopted any formal guidelines for allocating long-term compensation between stock options and restricted stock; however, the Compensation Committee subjectively ensures that the mix conforms to our overall philosophy and objectives.

Long-term equity awards were individually negotiated with our COO, CFO and CLO at the time they were hired. In determining the size and mix of equity grants to our executives, our Compensation Committee used their collective experiences and business judgment and considered the executives level of responsibility, the executive’s ability to significantly influence our growth and profitability, the executives previous experience, and the amount of equity awarded to our other executives. Typically, larger awards have been made to the executive officers who have areas of responsibility and functions that are more likely to build long-term stockholder value as determined by how directly linked their areas of responsibility are to our growth or those with longer experience in the respective areas of expertise.

Long-term equity awards typically vest over four years. We set the exercise price of all stock option grants prior to 2010 based on the closing price of our common stock on the grant date. In 2010, we changed our practice and set the exercise price of all stock option grants to equal the greater of (a) the thirty day volume weighted average price of our common stock or (b) the grant date volume weighted average price. Vesting and exercise rights cease shortly after termination of employment except in certain cases discussed further. Unvested restricted stock awards carry voting rights and the right to receive dividends.

For the 2010 performance year, our CEO recommended, and our Compensation Committee agreed after deliberation, to grant long-term incentive awards to our CFO and CLO based on their outstanding performance during the year and contributions to achieving our goals. The amounts were subjectively determined; however, the Compensation Committee took into account the long-term awards granted to our CFO and CLO when they began employment with us. The amounts granted were as follows:

Executive Officer	Total Value of Long-Term Award	Awarded As Restricted Stock	Awarded As Options
Amit Muni	$958,500	$510,000	$448,500
Peter Ziemba	$510,000	$510,000	—

The dollar values above reflects the accounting date fair value in accordance with U.S. generally accepted accounting principles. The assumptions used by us in valuing equity awards are set forth in note 6 of the notes to our consolidated financial statements included elsewhere in this registration statement.

Total Compensation

The table below reflects the total compensation granted to our executive officers for the 2010 performance year presented in a manner that the Compensation Committee used to evaluate total compensation:

Executive Officer	2010 Base Salary	+	Annual Bonus	=	Annual Total Compensation	&	Long Term Equity Award
Jonathan Steinberg	$450,000		$350,000		$800,000		—
Bruce Lavine	$300,000		$400,000		$700,000		—
Amit Muni	$300,000		$300,000		$600,000		$958,500
Luciano Siracusano	$250,000		$350,000		$600,000		—
Peter Ziemba	$300,000		$300,000		$600,000		$510,000

The Compensation Committee agrees that the total compensation packages for our executive officers are fair, reasonable, competitive and applied in a manner that is consistent with our overall compensation philosophy and objectives discussed above.

Benefits and Perquisites

As stated in our compensation philosophy, our executive officers and Compensation Committee agree that perquisites should be rare and limited to those that are important to our employees’ ability to safely and effectively carry out their responsibilities. Our executive officers are entitled to participate in the various benefits made available to our employees, such as our 401(k) plan, group health plans, paid vacation and sick leave, basic life insurance and short-term and long-term disability benefits, and directors and officer’s liability insurance.

Our employee savings plan is intended to qualify under Section 401 of the Code. Our 401(k) plan permits employees to make contributions up to the statutory limit. We have the discretion to match employee contributions from our profits. We have not made any matches to employee contributions since we incurred net losses since we began our operations. We may make matching contributions in the future.

Severance and Change-in-Control Benefits

Pursuant to employment agreements we have entered into with our COO, CFO and CLO, which were amended and restated on May 24, 2011, each of them are entitled to specified benefits in the event of the involuntary termination of their employment without cause or the voluntary termination of their employment for good reason. These benefits include acceleration of unvested restricted stock and option awards and guaranteed minimum severance payments and benefits. In addition, upon a change in control that occurs during the executive’s employment or, in certain circumstances, within six or twelve months thereafter, involuntary termination without cause or voluntary termination for good reason, certain of the equity awards that have been granted to our named executive officers will accelerate and any stock options will become fully or partially vested and the conditions and restrictions on any restricted stock awards will be removed. We have provided more detailed information about these benefits, along with estimates of value under various circumstances, in the table below under “—Potential Payments Upon Termination or Change in Control.” Our goal in providing severance and change in control benefits is to offer certainty regarding the potential severance protection such that our executive officers’ attention and decision-making will focus on the requirements of the business and cooperate in negotiating any change in control in which they believe they may lose their jobs. We believe these benefits assist in maintaining a competitive position in terms of attracting and retaining key executives which is in the best interests of our stockholders.

Tax and Accounting Considerations

Currently, the accounting and tax treatment of particular forms of compensation do not materially affect our compensation decisions. However, in the future as we continue to gain experience with our compensation policies and grow our business, we will evaluate the effect of such accounting and tax treatment on an ongoing basis and will make appropriate modifications to compensation policies where appropriate. For example, Section 162(m) of the Internal Revenue Code of 1986, or IRC, generally disallows a tax deduction to a publicly-traded company for certain compensation in excess of $1,000,000 paid in any taxable year to the chief executive officer and the four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We believe we will structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax-deductible to us. The Compensation Committee in its judgment may, however, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Amended and Restated Employment Agreements

On May 24, 2011, we amended and restated the employment agreements with our COO, CFO and CLO to, among other things, add and/or revise certain post-employment restrictive covenant provisions and make certain changes to the severance benefits, which are described in more detail below under “—Potential Payments Upon Termination or Change in Control.” These amended and restated employment agreements did not effect any changes to the amount of the base salary, annual incentive compensation or equity awards to be provided to each of these executive officers.

Option Restructuring

In January 2009, our Compensation Committee and Board of Directors approved a proposal to provide eligible employees an opportunity to exercise their underwater stock options in the future at an alternative lower strike price. To obtain the full benefit of the alternative strike price, employees are required to remain with the Company for an additional 4 years. Under the program, eligible employees could exercise one quarter of their stock options each year at an alternative strike price of $1.07. The alternative strike price represented a 50% premium to our thirty day volume weighted-average price on the day the program was approved. Options prices on the programs approval date ranged from $1.75 to $9.45 with a weighted-average exercise price of $4.34. The purpose of this proposal was to incentivize our employees and retain them as their existing option awards, in most cases, were out of or significantly out of the money. Our Compensation Committee and our Board of Directors deliberated and agreed that employees perceiving little value in their equity awards due to high strike prices as compared to the price of our common stock did not meet our compensation objectives or philosophy. Our Compensation Committee and our Board of Directors agreed that this proposal also benefited stockholders as no new additional awards were granted and this proposal replaced the need to grant additional long-term awards in the near future. Our Board of Directors did not participate in the program.

Risk Analysis of Compensation Policies and Programs

The Compensation Committee has reviewed our overall compensation policies and believes that these policies do not encourage excessive and unnecessary risk-taking and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on our company. The design of the compensation policies and programs encourages employees to remain focused on both our short- and long-term goals. For example, while the cash bonus plan measures performance on an annual basis, the equity awards typically vest over a number of years, which we believe encourages employees to focus on sustained stock price appreciation, thus limiting the potential for excessive risk-taking.

Conclusion

After careful review and analysis, we believe that each element of compensation and the total compensation provided to each of our executive officers is reasonable and appropriate. Through the compensation arrangements described above, a significant portion of each executive’s compensation is contingent on our company-wide and their individual performance. Therefore, the realization of benefits by the executive is closely linked to our achievements and increases in stockholder value. We remain committed to our compensation philosophies and the Compensation Committee gives careful consideration to our executive compensation program, including each element of compensation for each executive. The Compensation Committee believes that our compensation program gives each executive appropriate incentive to contribute to our long-term performance and believes that our compensation structure and practices encourage management to work as a team in an entrepreneurial culture for outstanding stockholder returns, without taking unnecessary or excessive risks. The total compensation opportunities of our compensation packages will allow us to attract and retain talented executives who have helped and who will continue to help us grow as we look to the years ahead.

Summary Compensation Table

The following table sets forth certain information with respect to compensation earned during the year ended December 31, 2010 by each named executive officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary		Bonus(1)		Stock Awards(2)	Option Awards(2)	Total
Jonathan Steinberg	2010	$450,000		$350,000	(3)	$250,000	—	$1,050,000
Chief Executive Officer
Bruce Lavine	2010	$300,000		$400,000	(4)	$50,000	$100,500	$850,500
President and Chief Operating Officer
Amit Muni	2010	$294,792	(5)	$300,000	(6)	$50,000	$134,000	$778,792
Chief Financial Officer
Luciano Siracusano	2010	$245,833	(7)	$350,000	(3)	$62,501	—	$658,334
Chief Investment Strategist
Peter Ziemba	2010	$300,000		$300,000	(6)	$50,000	$134,000	$784,000
Chief Legal Officer

(1)	Amounts reflect bonuses earned in 2010 and paid in 2011.
(2)	Amounts reflect the aggregate accounting grant date fair value of awards to our named executive officers computed in accordance with Financial Accounting Standards Board, or FASB, Accounting Standard Codification Topic 718. The assumptions used by us in the valuation of the equity awards are set forth in note 6 of the notes to our annual consolidated financial statements included elsewhere in this registration statement.
(3)	Comprised of cash payment of $262,500 and $87,500 value of restricted stock to be granted in 2011.
(4)	Comprised of cash payment of $350,000 and $50,000 value of restricted stock to be granted in 2011.
(5)	Pursuant to the terms of Mr. Muni’s employment agreement, his base salary increased from $275,000 to $300,000 effective on March 16, 2010. The amount shown above reflects the pro rata application of that increase for the year ended December 31, 2010.
(6)	Comprised of cash payment of $275,000 and $25,000 value of restricted stock to be granted in 2011.
(7)	The Compensation Committee increased Mr. Siracusano’s base salary from $200,000 to $250,000 effective on February 1, 2010. The amount shown above reflects the pro rata application of that increase for the year ended December 31, 2010.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to stock awards granted to our named executive officers under our equity plans during the year ended December 31, 2010.

GRANTS OF PLAN-BASED AWARDS TABLE FOR THE 2010 FISCAL YEAR

Name	Grant Date	Approval Date	All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards(1)
Jonathan Steinberg	1/28/10	1/28/10	111,111	$250,000
Bruce Lavine	1/28/10	1/28/10	22,222	$50,000
Amit Muni	1/28/10	1/28/10	22,222	$50,000
Luciano Siracusano	1/28/10	1/28/10	27,778	$62,501
Peter Ziemba	1/28/10	1/28/10	22,222	$50,000

(1)	Amounts reflect the aggregate accounting grant date fair value of awards to our named executive officers computed in accordance with Financial Accounting Standards Board, or FASB, Accounting Standard Codification Topic 718. The assumptions used by us in the valuation of the equity awards are set forth in note 6 of the notes to our annual consolidated financial statements included elsewhere in this registration statement.

Outstanding Equity Awards at Fiscal Year End Awards

The following table sets forth certain information with respect to outstanding options and stock awards held by our named executive officers at December 31, 2010:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2010 TABLE

	Option Awards								Stock Awards
	Number of Securities Underlying Unexercised Options			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Grant Date	Option Expiration Date(1)		Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(2)
	Exercisable		Unexercisable
Jonathan Steinberg	3,604,292		—	—	$0.05	4/3/02	4/2/12	(3)
	1,500,000		—	—	$0.03	3/17/04	3/16/14	(4)
	—		1,500,000	1,500,000	$0.03	3/17/04	3/16/14	(5)
	835,000		—	—	$0.16	11/10/04	11/9/14	(6)
	437,500		1,312,500	—	$0.70	1/26/09	1/25/19	(4)
									1/28/10	111,111	$461,111	(12)
Bruce Lavine	—		600,000	—	$0.70	1/26/09	1/25/19	(9)
	—		75,000	—	$2.25	1/28/10	1/27/20	(8)
									1/26/09	600,000	$2,490,000	(14)
									1/28/10	22,000	$91,300	(12)
Amit Muni	75,000	(7)	225,000	—	$1.07	1/16/08	1/15/18	(7)
	—		100,000	—	$2.25	1/28/10	1/27/20	(8)
									3/17/08	100,000	$415,000	(13)
									1/28/10	22,000	$91,300	(12)
Luciano Siracusano	2,143		—	—	$0.07	11/6/02	11/5/12	(11)
	156,163		—	—	$0.10	7/30/03	7/29/13	(4)
	375,000		—	—	$0.03	3/17/04	3/16/14	(4)
	—		375,000	375,000	$0.03	3/17/04	3/16/14	(5)
	336,953		—	—	$0.16	11/10/04	11/9/14	(4)
	50,000		150,000	—	$0.70	1/26/09	1/25/19	(4)
									1/28/10	27,778	$115,279	(12)
Peter Ziemba	200,000	(10)	600,000	—	$1.07	4/23/07	4/22/17	(10)
	—		100,000	—	$2.25	1/28/10	1/27/20	(8)
									4/23/07	50,000	$207,500	(15)
									1/28/10	22,000	$91,300	(12)

(1)	The expiration date for all options is the date that is ten years after the grant date. See “—Potential Payments Upon Termination or Change of Control” for a description of the acceleration provisions upon termination or change of control.
(2)	The market value of such holdings is based on the closing price of $4.15 per share of our common stock as reported on December 31, 2010.
(3)	These options vest semi-monthly for 8.5 months from the date of grant, subject to continued employment.
(4)	These options vest at a rate of 25% of the shares of common stock underlying the option each year starting one year from the date of grant, subject to continued employment.
(5)	The vesting of these options is conditioned upon and subject to the company achieving net income of at least $1.00 (determined in accordance with GAAP) in two consecutive fiscal quarters, subject to continued employment.

(6)	These options vest 50% on the grant date and 50% one year from the date of grant, subject to continued employment.
(7)	These options vest at a rate of 25% of the shares of common stock underlying the option each year starting one year from date of grant. The exercise price of these options was initially $2.72. On January 26, 2009, our Board of Directors modified these options. As modified, the exercise price of these options is now $1.07 and the new vesting schedule begins as of the date of modification. As a result, in addition to the 75,000 options shown in the table above that are currently exercisable at $1.07 under the modified vesting schedule, Mr. Muni has the right to exercise options to purchase an additional 75,000 shares of common stock at $2.72 under the initial vesting schedule. For more information see “Compensation Discussion and Analysis—Option Restructuring” above.
(8)	These options vest 100% on February 15, 2012, subject to continued employment.
(9)	These options vest at a rate of 25% of the shares of common stock underlying the option each year starting two years from the date of grant, subject to continued employment.
(10)	These options vest at a rate of 25% of the shares of common stock underlying the option each year starting one year from date of grant. The exercise price of these options was initially $6.35. On January 26, 2009, our Board of Directors modified these options. As modified, the exercise price of these options is now $1.07 and the new vesting schedule begins as of the date of modification. As a result, in addition to the options to purchase 200,000 shares of common stock shown in the table above that are currently exercisable at $1.07 under the modified vesting schedule, Mr. Ziemba has the right to exercise options to purchase an additional 400,000 shares of common stock at $6.35 under the initial vesting schedule. For more information see “Compensation Discussion and Analysis—Option Restructuring” above.
(11)	These options vested at a rate of 33.3% of the shares of common stock underlying the option each year from the date of grant, subject to continued employment.
(12)	These shares of restricted stock vest 100% after one year, subject to continued employment.
(13)	These shares of restricted stock vest 50% after 18 months and 50% after 36 months, subject to continued employment.
(14)	These shares of restricted stock vest at a rate of 25% each year starting two years from the date of grant, subject to continued employment.
(15)	These shares of restricted stock vest at a rate of 25% each year starting one year from the date of grant, subject to continued employment.

Option Exercises and Stock Vested

The following table sets forth, for each named executive officer, the value of all share-based incentive plan awards vested during the year ended December 31, 2010:

OPTION EXERCISES AND STOCK VESTED TABLE FOR THE 2010 FISCAL YEAR

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
Jonathan Steinberg	—	—	357,143	$798,571
Bruce Lavine	—	—	500,000	$1,239,278
Amit Muni	—	—	—	—
Luciano Siracusano	139,649	$456,105	79,286	$182,213
Peter Ziemba	—	—	201,429	$500,886

(1)	Based on the closing price per share of our common stock on the date on which restricted stock awards vested and were settled.

Equity Plans

Each of the equity plans described below are administered by our Compensation Committee pursuant to the powers delegated to it by our Board of Directors. To the extent permitted under the provisions of the plan, the Compensation Committee has authority to determine the selection of participants, allotment of shares, price, and other conditions of purchase of awards and administration of the plan in order to attract and retain persons instrumental to our success. The plans permit us to make grants to key employees, officers, directors and consultants; however, incentive stock options could only be granted to current employees of the company or a subsidiary. Stock options granted under the each of the plans have a maximum term of ten years from the date of grant, and incentive stock options have an exercise price of no less than fair market value of the common stock on the date of the grant. In total, there are 8,557,847 shares outstanding under the plans and 6,414,198 available to issue under the equity plans. Information regarding our equity plans is as follows:

•

1993 Stock Option Plan—Our 1993 Performance Equity Plan (the “1993 Plan”) was adopted by our Board of Directors in February 1993 and approved by our stockholders in May 1993. We reserved 500,000 shares of our common stock for issuance of awards under the 1993 Plan. As of December 31, 2010, there were 82,673 options outstanding under the 1993 Plan. We do not intend to make any further grants under this plan.

•

1996 Performance Equity Plan—Our 1996 Performance Equity Plan (the “1996 Plan”) was adopted by our Board of Directors in March 1996 and approved by our stockholders in June 1996. We reserved 1,000,000 shares of our common stock for issuance of awards under the 1996 Plan. As of December 31, 2010, there were 389,839 options outstanding under the 1996 Plan. We do not intend to make any further grants under this plan.

•

2000 Performance Equity Plan—In February 2000, our Board of Directors adopted the 2000 Performance Equity Plan (the “2000 Plan”), which is similar to our 1993 and 1996 plans, and in June 2000 it was approved by our stockholders The 2000 Plan is administered by our Compensation Committee pursuant to the powers delegated to it by our Board of Directors. We reserved 1,000,000 shares of our common stock for issuance of awards under the 2000 Plan. As of December 31, 2010, there were 694,292 options outstanding under the 2000 Plan. We do not intend to make any further grants under this plan.

•

2001 Performance Equity Plan—Our 2001 Performance Equity Plan (the “2001 Plan”) was adopted by our Board of Directors in April 2001. The 2001 Plan covers 1,000,000 shares of our common stock, and is similar to our 1993, 1996 and 2000 Plans, except that incentive options may not be granted since stockholder approval for the 2001 Plan was not obtained within one year of its adoption. As of March 15, 2011, there were 631,865 shares available for issuance under this plan.

•

2005 Performance Equity Plan—Our 2005 Performance Equity Plan (the “2005 Plan”) was adopted by our Board of Directors in May 2005 and approved by our stockholders in July 2005, and amended on each of August 15, 2007 and February 5, 2010. We reserved 21,000,000 shares of our common stock for issuance of awards under the 2005 Plan. As of December 31, 2010, there were 7,361,043 options outstanding under the 2005 Plan and 5,782,333 shares of our common stock were available for issuance.

Employment Agreements

Bruce Lavine

We have entered into an employment agreement with our President and Chief Operating Officer, Bruce Lavine. The agreement is for an indefinite term, and Mr. Lavine’s employment is on an “at will” basis. Mr. Lavine’s agreement provides for a base salary of $300,000. The agreement entitles Mr. Lavine to a guaranteed minimum annual bonus of $200,000. Mr. Lavine, however, is subject to a restrictive covenant that prohibits him from working for a competitor for a one-year period after he gives the Company notice of his voluntary termination of employment or if his employment is terminated for cause. The agreement also entitles Mr. Lavine to participate in any annual incentive plans established by our Board of Directors or our Compensation Committee. Our Board of Directors also granted Mr. Lavine 600,000 shares of restricted stock and the option to purchase 600,000 shares of our common stock. In 2010, Mr. Lavine was paid a base salary of $300,000 and a performance bonus of $400,000 as a result of his and the company’s performance.

Mr. Lavine’s agreement entitles him to participate in standard company benefit plans. The agreement also contains employee confidentiality and assignment of inventions provisions and certain post-employment restrictive covenants that prohibit Mr. Lavine from engaging in certain competitive activities for up to 12 months after the ending of his employment, depending on the reasons for his termination. Mr. Lavine is entitled to certain benefits in the event of the involuntary termination of his employment without cause or the voluntary termination of his employment for good reason. Under these circumstances, we will pay Mr. Lavine, in addition to all accrued but unpaid base salary and guaranteed minimum annual bonus and any discretionary bonus that has been awarded but not yet paid, a severance amount equal to the sum of one-year’s base salary and guaranteed minimum bonus and a pro rated guaranteed minimum bonus for the year in which the termination occurs, subject to certain adjustments in the event Mr. Lavine has provided notice of his intent to resign. Mr. Lavine may also elect to have us pay for COBRA insurance coverage for a one-year period following his termination.

Amit Muni

We have entered into an employment agreement with our Chief Financial Officer, Amit Muni. The agreement is for an indefinite term, and Mr. Muni’s employment is on an “at will” basis. Mr. Muni’s agreement called for a base salary of $300,000 on March 17, 2010, which increased from $275,000 on March 17, 2009. The agreement entitles Mr. Muni to a guaranteed minimum annual bonus of $200,000. The agreement also entitles Mr. Muni to participate in any annual incentive plans established by our Board of Directors or our Compensation Committee. Our Board of Directors also granted Mr. Muni 200,000 shares of restricted stock and the option to purchase 300,000 shares of our common stock. In 2010, Mr. Muni was paid a base salary of $294,863 and a performance bonus of $300,000 as a result of his and the company’s performance.

Mr. Muni’s agreement entitles him to participate in standard company benefit plans. The agreement also contains employee confidentiality and assignment of inventions provisions. Mr. Muni is entitled to certain benefits in the event of the involuntary termination of his employment without cause or the voluntary termination of his employment for good reason. Under these circumstances, we will pay Mr. Muni, in addition to all accrued but unpaid base salary and guaranteed minimum annual bonus and any discretionary bonus that has been awarded but not yet paid, a severance amount equal to the sum of one-year’s base salary and guaranteed minimum bonus and a pro rated guaranteed minimum bonus for the year in which the termination occurs. Mr. Muni may also elect to have us pay for COBRA insurance coverage for a one-year period following his termination.

Peter Ziemba

We have entered into an employment agreement with our Chief Legal Officer, Peter Ziemba. The agreement is for an indefinite term, and Mr. Ziemba’s employment is on an “at will” basis. Mr. Ziemba’s agreement provides for a base salary of $300,000. The agreement entitles Mr. Ziemba to a guaranteed minimum annual bonus of $200,000. The agreement also entitles Mr. Ziemba to participate in any annual incentive plans established by our Board of Directors or our Compensation Committee. Our Board of Directors also granted Mr. Ziemba 200,000 shares of restricted stock and the option to purchase 800,000 shares of our common stock. In 2010, Mr. Ziemba was paid a base salary of $300,000 and a performance bonus of $300,000 as a result of his and the company’s performance.

Mr. Ziemba’s agreement entitles him to participate in standard company benefit plans. The agreement also contains employee confidentiality, assignment of inventions and non-solicitation of employee provisions. Mr. Ziemba is entitled to certain benefits in the event of the involuntary termination of his employment without cause or the voluntary termination of his employment for good reason. Under these circumstances, we will pay Mr. Ziemba, in addition to all accrued but unpaid base salary and guaranteed minimum annual bonus and any discretionary bonus that has been awarded but not yet paid, a severance amount equal to the sum of one-year’s base salary and guaranteed bonus and a pro rated guaranteed minimum bonus for the year in which the termination occurs. Mr. Ziemba may also elect to have us pay for COBRA insurance coverage for a one-year period following his termination.

Potential Payments Upon Termination or Change of Control

Certain of our named executive officers are entitled to additional compensation in the event of the involuntary termination of their employment without cause, the voluntary termination of their employment for good reason or a change in control. This section is intended to discuss these post-employment payments, assuming the termination from employment or change in control, as the case may be, occurs on December 31, 2010, the last business day of the 2010 fiscal year, on the terms currently in effect between the named executive officers and us. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed in this section, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event and our stock price. None of our named executive officers are entitled to any compensation in the event of a voluntary termination without good reason or an involuntary termination for cause.

	Involuntary Termination Without Cause	Voluntary Termination for Good Reason	Change in Control
Jonathan Steinberg
Severance Arrangements(1)	—	—	—
Acceleration of Stock Options(2)	—	—	$10,708,125	(3)
Acceleration of Restricted Stock(4)	$461,111	—	—

Total	$461,111	—	$10,708,125

Bruce Lavine
Severance Arrangements(1)	$718,660	$718,660	—
Acceleration of Stock Options(2)	$517,500	$517,500	$2,212,500
Acceleration of Restricted Stock(4)	$714,721	$714,721	$2,490,000

Total	$1,950,881	$1,950,881	$4,702,500

Amit Muni
Severance Arrangements(1)	$718,660	$718,660	—
Acceleration of Stock Options(2)	$338,250	$338,250	$883,000
Acceleration of Restricted Stock(4)	$507,221	$507,221	$415,000

Total	$1,564,131	$1,564,131	$1,298,000

Luciano Siracusano
Severance Arrangements(1)	—	—	—
Acceleration of Stock Options(2)	—	—	$2,062,500	(3)
Acceleration of Restricted Stock(4)	$115,279	—	—

Total	$115,279	—	$2,062,500

Peter Ziemba
Severance Arrangements(1)	$718,660	$718,660	—
Acceleration of Stock Options(2)	$616,000	$616,000	$2,038,000
Acceleration of Restricted Stock(4)	$299,721	$299,721	$207,500

Total	$1,634,381	$1,634,381	$2,245,500

(1)	As described below, severance payments include an amount equal to the sum of one-year’s base salary and guaranteed bonus as well as the value of COBRA benefits for twelve months. In addition, the severance amount will include a pro-rated portion of the minimum guaranteed bonus for the year in which the termination occurred.
(2)	Represents the dollar value of unvested options calculated using the difference between $4.15, the closing price of the company’s stock as of December 31, 2010, and the option strike price.
(3)	This amount includes the value of stock options that vest upon the company achieving net income of at least $1.00 (determined in accordance with generally accepted accounting principles, consistently applied) in two consecutive fiscal quarters. This performance condition had not been met as of December 31, 2010. However, for purposes of this calculation we have assumed that those performance conditions were met.
(4)	Represents the dollar value of restricted stock using $4.15, the closing price of the company’s stock as of December 31, 2010.

Severance Arrangements

Pursuant to the terms of their employment agreements, each of Messrs. Lavine, Muni and Ziemba is entitled to certain benefits in the event of the involuntary termination of his employment without “cause” (as defined in the applicable agreement) or the voluntary termination of his employment for “good reason” (as defined in the applicable agreement). Under these circumstances, we will pay each of Messrs. Lavine, Muni and Ziemba, in addition to all accrued but unpaid base salary guaranteed minimum annual bonus and any discretionary bonus that has been awarded but not yet paid, an amount equal to the sum of one-year’s base salary and guaranteed minimum bonus and a pro-rated guaranteed minimum bonus amount. Each of Messrs. Lavine, Muni and Ziemba may also elect to have us pay for COBRA insurance coverage for a one-year period following his termination, provided that Mr. Lavine’s severance amount and COBRA payments will be reduced by 50% if the involuntary termination occurs after he has provided notice of his intent to resign. Assuming termination of employment had occurred on December 31, 2010, the last business day of the fiscal year, Messrs. Lavine, Muni and Ziemba would have each received incremental values of $718,660 as a result of the provisions of these employment agreements. Messrs. Steinberg and Siracusano are not party to employment agreements.

Acceleration of Options

Certain of the stock options we have granted to Messrs. Lavine, Muni, Siracusano, Steinberg and Ziemba provide that, upon a change of control (as defined in the applicable agreement) each such stock option will fully vest. As a result, assuming the change of control had occurred on December 31, 2010, the last business day of the fiscal year, Messrs. Lavine, Muni, Siracusano, Steinberg and Ziemba would have received incremental values of $2,212,500, $883,000, $2,062,500, $10,708,125 and $2,038,000, respectively.

In addition, certain of the stock options we have granted to each of Messrs. Lavine, Muni and Ziemba provide that in the event of the involuntary termination of his employment without “cause” (as defined in the applicable agreement) or the voluntary termination of his employment for “good reason” (as defined in the applicable agreement), the portion of such stock option that would have otherwise vested during the one year period immediately following the date of termination will vest. As a result, assuming the date of termination was on December 31, 2010, the last business day of the fiscal year, Messrs. Lavine, Muni and Ziemba would have received incremental values of $517,500, $338,250 and $616,000, respectively.

Acceleration of Restricted Stock

Certain of the restricted stock awards we have granted to each of Messrs. Lavine, Muni and Ziemba provide that, upon a change of control (as defined in the applicable agreement), the conditions and restrictions on any restricted stock award will be removed. As a result, assuming the change of control had occurred on December 31, 2010, the last business day of the fiscal year, Messrs. Lavine, Muni and Ziemba would have received incremental values of $2,490,000, $415,000 and $207,500, respectively.

Certain of the restricted stock awards we have granted to each of Messrs. Lavine, Muni and Ziemba provide that, upon the involuntary termination of his employment without “cause” (as defined in the applicable agreement) or the voluntary termination of his employment for “good reason” (as defined in the applicable agreement), the conditions and restrictions on any restricted stock award that would have been removed within the twelve month period that immediately follows the date of termination will be removed. As a result, assuming such termination occurred on December 31, 2010, the last business day of the fiscal year, Messrs. Lavine, Muni and Ziemba would have received incremental values of $714,721, $507,221 and $299,721, respectively.

In addition, certain of the restricted stock awards we have granted to each of Messrs. Siracusano and Steinberg provide that, upon the involuntary termination of his employment without “cause” (as defined in the applicable agreement), the conditions and restrictions on any restricted stock award will be removed. As a result, assuming such termination occurred on December 31, 2010, the last business day of the fiscal year, Messrs. Siracusano and Steinberg would have received incremental values of $115,279 and $461,111, respectively.

Compensation of Directors

The Board of Directors has determined that each of our non-employee directors that does not hold his membership on the Board of Directors pursuant to a contractual right granted to investors in one or more of our private placements (see “Director and Officers – Board Composition”) is entitled to receive compensation for service as a director. At February 28, 2011, three directors were qualified to receive compensation under this program: Messrs. Begleiter, Lilien and Salerno. However, in connection with his appointment to our Board of Directors in January 2001, Mr. Begleiter waived his right to receive compensation for three years. Under this compensation program these qualifying directors receive a grant of equity valued at $300,000 on the date of grant (consisting of 25% restricted stock and 75% ten-year options) that vests over three years on the first three anniversaries of the date of grant.

In addition, each of these directors receives the following annual retainers:

•	$30,000 for board service;

•	$10,000 additional for service on either the Audit Committee or the Compensation Committee;

•	$5,000 additional for service on the Nominating Committee;

•	$10,000 additional for chairmanship of either the Audit Committee or the Compensation Committee;

•	$40,000 additional for Independent Lead Director.

All of our directors are reimbursed for out-of-pocket expenses for attending meetings. Our directors also participate in the insurance and indemnification arrangements described below.

The following table describes director compensation for non-management directors for the year ended December 31, 2010. Messrs Salerno and Lilien were the only directors to receive compensation in the year ended December 31, 2010. Directors who are also officers of WisdomTree are not entitled to any compensation for their services as a director.

DIRECTOR COMPENSATION TABLE FOR THE 2010 FISCAL YEAR

Name	Fees Earned or Paid in Cash	Total
Frank Salerno	$110,000	$110,000
R. Jarrett Lilien	$53,693	$53,693

Compensation Committee Interlocks and Insider Participation

During 2010, none of our executive officers served as: (i) a member of the Compensation Committee (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on our Board of Directors; or (ii) a director of another entity, one of whose executive officers served on our Board of Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

Since January 1, 2008, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors or executive officers or holders of more than 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or material interest other than the transactions described below.

October 2009 Private Placement

On October 15, 2009, we closed a private placement of our common stock in which we sold 6,666,672 shares for aggregate consideration of $5,000,000. Pursuant to the terms of the Securities Purchase Agreement and a Third Amended and Restated Registration Rights Agreement, we agreed to provide the investors in this private placement with certain rights that continued after the closing as follows:

•

Until our common stock is listed on either the New York Stock Exchange or The NASDAQ Global Market, we agreed that these investors, together with the investors in our prior private placements of common stock that were completed in November 2004, July 2005 and December 2006, would have the pre-emptive right to purchase a proportionate share of all future issuances of equity securities (including rights to acquire equity securities, such as options and warrants, and debt securities convertible into equity securities) by our company subject to certain exceptions, such as (i) firm commitment public offerings, (ii) in connection with the acquisition of other companies, (iii) pursuant to employee and director equity compensation programs and(iv) to vendors and consultants to the company if they are issued in consideration for goods or services provided to the company. Under this pre-emptive right, we agreed to give the investors prior notice of the intended issuance and the investors then have a right to subscribe for a portion of the issuance in proportion to their ownership of the company’s outstanding common stock determined on a fully diluted basis. The investors also have a further right to subscribe for additional shares of our common stock if other investors do not subscribe for their full proportionate share.

•

We also agreed that as long as Michael Steinhardt individually, and RRE Ventures III-A, L.P., RRE Ventures Fund III, L.P., and RRE Ventures III, L.P. (collectively the “RRE Entities”), collectively, beneficially own at least 10,000,000 shares of common stock, they each shall have the independent right to require the company to either (i) appoint a designee, reasonably acceptable to our Board of Directors, as a member of our Board of Directors, or (ii) provide a designee with notice of all board meetings and copies of all materials delivered to members of our Board of Directors and permit such designee to attend and observe each meeting of our Board of Directors. We further agreed that Mr. Steinhardt and James D. Robinson, IV, as a designee of the RRE Entities, both of whom currently serve as directors of our company, were acceptable as designees of Mr. Steinhardt and the RRE Entities, respectively. As similar right was granted to James E. Manley, a principal investor in the company’s December 2006 private placement, except that Mr. Manley’s continued minimum requisite beneficial ownership is 2,050,000 shares. Anthony Bossone serves as a director of our company as the designee of Mr. Manley.

•

We also granted registration rights to the investors that provide them with the right to have their shares of our common stock registered under the Securities Act of 1933, as amended, for resale to the public unless their shares are otherwise freely transferable in the public market without being subject to the volume limitations under Rule 144 or the shares have already been registered. These registrations are at the expense of the company and the investors were provided with demand registration rights (on three occasions but only triggered by investors beneficially owning at least 50% of the securities subject to the registration right), demand registration rights with respect to registration rights on Form S-3 (on three occasions but only triggered by investors beneficially owning at least 50% of the securities subject to the registration right) and “piggy-back” registration rights (without numerical limitation).

The executive officers, directors and 5% or greater stockholders set forth in the table below participated in the October 2009 private placement and the number of shares and consideration paid is set forth next to their names. The participation by these related parties was approved by those members of the Audit Committee and our Board of Directors that were not participating in the private placement, after disclosure was made of the participation by the other directors. We believe that the sale of our common stock in the October 2009 private placement was made on terms no less favorable to us than could have been obtained from unaffiliated third parties. In reaching this conclusion, the directors that were not participating in the placement were aware of the company’s previous unsuccessful efforts to obtain financing from unrelated parties and the fact that most of the investors in the company that had invested in prior private placements and held a pre-emptive right to participate in the October 2009 placement had declined to participate.

Investor	Relationship to Company	Shares Purchased	Consideration Paid
Anthony Bossone	A director	400,000	$300,000
Hillcrest Financial, LLC	An affiliate of Frank Salerno, a director	200,000	$150,000
R. Jarrett Lilien	A director	266,667	$200,000
Bruce Lavine and his spouse	A director and executive officer	266,667	$200,000
Amit Muni	An executive officer	66,667	$50,000
RRE Entities	5%-or-greated stockholder and affiliate of James D. Robinson, IV, a director	666,667	$500,000
S Family Partners, L.P.	The general partner of which is the spouse of Michael Steinhardt, Chairman of the Board and 5% or greater stockholder	2,666,667	$2,000,000
Peter M. Ziemba	An executive officer	200,000	$150,000

Stockholders Agreement

We are a party to an Amended and Restated Stockholder’s Agreement, dated December 21, 2006, among Michael Steinhardt, the RRE Entities, James E. Manley and Jonathan Steinberg. Under this agreement, Messrs. Steinhardt and Steinberg and the RRE Entities agreed to vote their shares for a director nominee of Mr. Manley as long as Mr. Manley holds no fewer than 2,050,000 shares of our common stock. In addition, Mr. Steinhardt and the RRE Entities agreed to give each other and Mr. Manley the opportunity to sell a proportionate share of his common stock if either of them were to sell more than 1 million of their shares in a private transaction. This obligation, known as a “tag-along” right, terminates one year after our common stock is listed on either the New York Stock Exchange or The NASDAQ Global Market. Furthermore, Mr. Steinberg agreed to give Mr. Steinhardt and the RRE Entities a right-of-first refusal to purchase any shares he intends to sell if he were to sell any of his shares in a private transaction. Lastly, until shares of our common stock is listed on either the New York Stock Exchange or The NASDAQ Global Market, certain corporate actions (for example, repurchases of our common stock, mergers, the incurrence of debt, or the amendment of our by-laws or charter) require either the unanimous consent of our directors if approval is obtained by unanimous written consent or by the approval of at least 60% of the directors of our company present at a meeting.

Family Relationship

Jeremy Rayne Steinberg, the stepbrother of Jonathan Steinberg, our CEO, is employed by our company as eCommerce Manager. In 2008, 2009 and 2010 he was paid $143,750, $129,425 and $158,333 in cash compensation as salary and bonus related to his employment. In addition, as an employee he received restricted stock awards of 7,500, 16,393 and 6,667 shares in each of 2008, 2009 and 2010, and in January 2011 he received a restricted stock award of 3,378 shares. The grant awarded in 2008 vested in 28 months and the other awards had one year vesting schedules and represented 25% of the value of the discretionary bonus awarded to him for the prior year.

Procedures for Approval of Related Person Transactions

In accordance with its written charter, the Audit Committee conducts an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis, and the approval of the Audit Committee is required for all related party transactions. The term “related person transaction” refers to any transaction required to be disclosed by us pursuant to Item 404 of Regulation S-K (or any successor provision) promulgated by the SEC, except that “related party transactions” do not include compensation or employment arrangements that we disclose in our proxy statement (or, if the related person is an executive officer, that we would disclose if such person was a named executive officer).

Director Independence

See the section entitled “Board Independence” in Item 5. “Directors and Officers” of this registration statement.

ITEM 8. LEGAL PROCEEDINGS

As an investment advisor, we may be subject to routine reviews and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. We are not currently party to any litigation or other legal proceedings that are expected to have a material impact on our business, financial position or results of operations.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the over the counter Pink OTC Markets under the symbol “WSDT.” The following table sets forth, for the periods presented, the high and low sale prices for our common stock as reported by the Pink OTC Markets.

Period	High	Low
Fiscal 2011
Quarter ended March 31, 2011	$5.87	$4.08
Fiscal 2010
Quarter ended December 31, 2010	$4.15	$2.30
Quarter ended September 30, 2010	$2.55	$1.75
Quarter ended June 30, 2010	$3.00	$2.01
Quarter ended March 31, 2010	$3.04	$1.85
Fiscal 2009
Quarter ended December 31, 2009	$2.35	$1.50
Quarter ended September 30, 2009	$1.55	$1.02
Quarter ended June 30, 2009	$1.63	$0.60
Quarter ended March 31, 2009	$0.85	$0.52

On March 30, 2011, the high and low trading prices for shares of our common stock were $5.77 and $5.65 per share, respectively. As of December 31, 2010, there were approximately 154 registered holders of record of shares of our common stock.

Securities Authorized for Issuance under Equity Compensation Plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	8,527,847	$1.16	5,834,970
Equity compensation plans not approved by security holders (2)	12,915,770	$0.23	631,865
Total	21,443,617	$0.60	6,466,835

(1)	Includes securities issuable upon exercise of outstanding options, warrants and rights that were issued pursuant to the Company’s 1993 Stock Option Plan, 1996 Performance Equity Plan, 2000 Performance Equity Plan and 2005 Performance Equity Plan.
(2)	Our non-plan options are similar to options granted under our equity compensation plans and generally were granted outside of these plans when insufficient shares were available for grant under our plans. These options provide the holder with the right to purchase a certain number of shares of our common stock at a predetermined fixed price for a period of not more than ten years. All of the non-plan options were granted to directors, employees or advisors to our Board of Directors and the exercise price was determined to be not less than the fair market value of our common stock on the date of grant.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding shares of capital stock issued and options granted by us since January 1, 2008. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rules of the SEC under which exemption from registration was claimed. As identified below, certain of the transactions described below involved directors, executive officers and greater than five percent stockholders. No underwriters were involved in any of the following sales of securities.

The securities described below were issued to U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our preferred stock described below represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and that they understood that the securities must be held indefinitely unless a subsequent disposition was registered under the Securities Act or exempt from registration. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration. The issuance of stock options and the common stock issuable upon the exercise of stock options as described below were issued pursuant to written compensatory benefit plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act.

October 2009 Private Placement

On October 15, 2009, we closed a private placement of our common stock in which we sold 6,666,672 shares for aggregate consideration of $5,000,000 pursuant to a Securities Purchase Agreement. This transaction is described above in Item 7. “Certain Relationships and Related Party Transactions, and Director Independence.” The shares were issued to U.S. investors in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering. All purchasers of the shares represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and that they understood that the securities must be held indefinitely unless a subsequent disposition was registered under the Securities Act or exempt from registration. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration. All stock certificates carried an appropriate restrictive legend.

Issuances to Treasury Equity, LLC

On March 12, 2007, we entered into a purchase agreement with Treasury Equity, LLC pursuant to which we acquired, among other things, the rights to an application pending with the SEC for exemptive relief to operate currency funds. In consideration of the purchase price, we issued to the seller on the dates indicated below shares of our common stock upon the satisfaction of certain conditions under the purchase agreement:

•	February 27, 2008: We issued 82,636 share valued at $250,000

•	May 14, 2008: We issued 197,837 shares valued at $500,000

•	November 10, 2008: We issued 371,563 shares valued at $500,000

•	December 4, 2009: We issued 504,881 shares valued at $1,000,000

The shares were issued to U.S. investors in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering. The seller represented to us in the purchase agreement that it was an accredited investor and was acquiring the shares for investment and not distribution, that it could bear the risks of the investment and that it understood that the securities must be held indefinitely unless a subsequent disposition was registered under the Securities Act or exempt from registration. The sellers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration. All stock certificates carried an appropriate restrictive legend.

Issuances to Europa Partners, Limited, Angela Burns and Aktiva Ltd.

Effective September 24, 2007, we entered into an amendment to an agreement, dated January 16, 2007, with Europa Partners, Limited, a firm located in London, England, which served as a solicitation agent for our investment advisor subsidiary to identify and assist us in soliciting institutional clients for which we could manage assets on a separate account basis. In consideration for its services, we agreed to issue shares of our common stock on a semi-annual basis to it and to its principal in charge of our account, Angela Burns. Effective November 8, 2009, this engagement was terminated and we entered into a similar engagement with Aktiva Ltd., another firm located in London, England, for which Angela Burns was the sole principal, pursuant to which we were to issue shares directly to Ms. Burns. Under these arrangements on the dates indicated below we issued shares of common stock as follows:

•	March 1, 2008: We issued 2,000 shares to Europa and 8,000 shares to Angela Burns

•	September 1, 2008: We issued 2,000 shares to Europa and 8,000 shares to Angela Burns

•	March 1, 2009: We issued 10,000 shares to Angela Burns

•	September 1, 2009: We issued 10,000 shares to Angela Burns

•	March 1, 2010: We issued 10,000 shares to Angela Burns

•	September 1, 2010: We issued 10,000 shares to Angela Burns

•	March 1, 2011: We issued 10,000 shares to Angela Burns

These shares of common stock were issued in an offshore transaction not subject to registration under the Securities Act pursuant to Regulation S promulgated thereunder. In connection with these issuances, the recipients of the shares represented to us that it or she (i) was outside the United States when receiving and executing the applicable agreement and was not a “U.S. Person” as defined in Rule 902 of Regulation S, (ii) was not acquiring the shares as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Regulation S) in the United States in respect of our common stock, which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the shares, (iii) understood and agreed that any offer and resale of the shares prior to the expiration of the one-year period after the issuance of the shares could only be made in compliance with the safe harbor provisions set forth in Regulation S or pursuant to an exemption from the registration requirements of the Securities Act, and that all offers and sales after the one-year period could be made only pursuant to an exemption from the registration requirements of the Securities Act. The recipients further agreed not to engage in any hedging transactions involving our common stock prior to the expiration of the one-year period unless such transactions are in compliance with the Securities Act. All stock certificates carried an appropriate restrictive legend.

Issuances to Employees, Consultants and Non-Employee Directors

We believe employee ownership of common stock is in the best interest of our company and the issuance of stock options and restricted stock as a regular component of overall compensation for our employee and non-employee directors, The issuance of stock options and the common stock issuable upon the exercise of stock options as described below were issued pursuant to written compensatory benefit plans or arrangements with our employees, directors and senior board advisors in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act. All stock certificates carried an appropriate restrictive legend.

Since January 1, 2008, at various times, we have issued an aggregate of 6,147,912 options to purchase shares of our common stock to our employees and non-employee independent directors at exercise prices ranging from $0.70 to $5.26. These options were issued without cash consideration and become exercisable over time (between one and four years) based upon continued employment.

Since January 1, 2008 and at various time we issued an aggregate of 4,139,523 shares of restricted stock to our employees, senior advisors to our Board of Directors and non-employee independent directors. These shares of restricted stock were issued without cash consideration and they vest over time (between one and four year) based upon continued employment or service to the company. At March 31, 2011, 2,961,911 of these shares had vested and became unrestricted as of March 31, 2011.

Since January 1, 2008 and at various times, we have issued 582,414 shares of our common stock pursuant to the exercise of stock options or warrants for an aggregate consideration of $687,632.

ITEM 11. DESCRIPTION OF OUR CAPITAL STOCK

The following summary description sets forth some of the general terms and provisions of our capital stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our capital stock, you should refer to the provisions of our Amended and Restated Certificate of Incorporation.

Common Stock

There are 115,460,300 shares of our common stock issued and outstanding as of March 21, 2011, including restricted stock that has not yet vested. Each share of our common stock has one vote. Because holders of our common stock do not have cumulative voting rights or preemptive or other subscription rights, the holders of a majority of our common stock can elect all of the members of our Board of Directors. We cannot redeem our common stock. Holders of our common stock are entitled to any dividends as may be declared by our Board of Directors out of legally available funds. If we are liquidated, dissolved or wound up, the holders of our common stock are entitled to receive a pro rata portion of all of our assets available for distribution to our stockholders. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under “—Antitakeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated by-laws.

Preferred Stock

Subject to the provisions of our certificate of incorporation and to the limitations prescribed by law, our Board of Directors has the authority, without further action by our stockholders, to issue up to 2,000,000 shares of our authorized but unissued preferred stock in one or more series. Our Board of Directors has the power and authority to fix the rights, designations, preferences, privileges, qualifications and restrictions of our preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. No preferred stock is outstanding and we have no present plans to issue any shares of preferred stock.

Having undesignated preferred stock enables us to render more difficult or to discourage a third party’s attempt to obtain control of us by means of a tender offer, proxy contest, merger, or otherwise, which thereby protects the continuity of our management. The issuance of shares of our preferred stock also may discourage a party from making a bid for our common stock because such issuance may adversely affect the rights of the holders of our common stock. For example, preferred stock that we issue may rank prior to our common stock as to dividend rights, liquidation preference, or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance by us of shares of preferred stock may discourage or delay bids for our common stock or may otherwise adversely affect the market price of our common stock.

Registration Rights

We have granted registration rights to the investors that provide them with the right to have their shares of common stock in the company registered under the Securities Act of 1933 for resale to the public unless their shares are otherwise freely transferable in the public market without being subject to the volume limitations under Rule 144 or the shares have already been registered. These registrations are at the expense of the company and the investors were provided with demand registration rights (on three occasions but only triggered by investors beneficially owning at least 50% of the securities subject to the registration right), demand registration rights with respect to registration rights on Form S-3 (on three occasions but only triggered by investors beneficially owning at least 50% of the securities subject to the registration right) and “piggy-back” registration rights (without numerical limitation).

Antitakeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and amended and restated by-laws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our Board of Directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law when our common stock is listed on a national securities exchange. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the time of determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

before the time the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies. In accordance with our amended and restated certificate of incorporation, our Board of Directors is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an increase in the size of our Board of Directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders. Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of Stockholders. Our amended and restated by-laws provide that only a majority of the members of our Board of Directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws.

        Amendment to Certificate of Incorporation and By-laws. As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our Board of Directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our Board of Directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock. Our amended and restated certificate of incorporation authorizes shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company serves as our transfer agent and registrar for our common stock.

Listing

Our common stock is quoted on the over the counter Pink OTC Markets under the symbol “WSDT.” In connection with the filing of this Form 10 with the U.S. Securities and Exchange Commission, we intend to seek listing of our common stock on the NASDAQ Global Market and intend to change our symbol to “WETF.”

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

In the case of an action by or in the right of the corporation, Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action in any of the capacities set forth above against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, except that indemnification is not permitted in respect of any claim, issue, or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper. Section 145 further provides: that a Delaware corporation is required to indemnify a director, officer, employee, or agent against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with any action, suit, or proceeding or in defense of any claim, issue, or matter therein as to which such person has been successful on the merits or otherwise; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of such person’s heirs, executors, and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer against any such liability asserted against such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify him against liability under Section 145. A Delaware corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination is to be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not party to such action, suit, or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

Our amended and restated certificate of incorporation (the “Charter”) provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to our company or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The Charter further provides that any amendment, repeal or modification of these provisions by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a director serving at the time of such amendment, repeal or modification.

        Our amended and restated by-laws (the “By-Laws”) provide that we will indemnify each of our directors and officers and, in the discretion of our Board of Directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement that are incurred or paid by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made, a party to or participant in because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, provided however, with respect to actions, suits and proceedings other than by or in the right of our company, that no indemnification shall be made under in respect of any claim, issue or matter as to which he or she has been finally adjudged by a court of competent jurisdiction to be liable to our company, unless, and only to the extent that, the Delaware Court of Chancery or another court in which such proceeding was brought has determined upon application that, despite adjudication of liability, but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnification for such expenses that such court deems proper. The By-Laws further provide for the advancement of expenses to each of our directors and, in the discretion of the Board of Directors, to certain officers and employees. In addition, the By-Laws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, the By-Laws authorize us to provide insurance for our directors, officers and employees against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the By-Laws.

Additionally, we have entered into indemnification agreements with certain of our directors and officers whereby we have agreed to indemnify, and advance expenses to, each indemnitee to the fullest extent permitted by applicable law. These indemnification agreements will continue until and terminate upon the later of (i) ten years after the date that the indemnitee has ceased to serve as a director or officer of any entity which the indemnitee served at our request, or (ii) one year after the final termination of any proceedings then pending in respect of which the indemnitee is granted rights of indemnification or advancement of expenses or any proceeding commenced by the indemnitee.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements are appended to the end of this registration statement, beginning on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the last two fiscal years and through the date of this filing, we have not had a change in our independent registered public accounting firm and have not had any disagreements with our public accounting firm on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements. Our consolidated financial statements are appended to the end of this registration statement, beginning on page F-1.

(b) Exhibits. The following documents are filed as exhibits hereto:

Exhibit Number	Description

3.1*	Amended and Restated Certificate of Incorporation

3.2*	Amended and Restated Bylaws

4.1*	Specimen Common Stock Certificate

4.2*	Amended and Restated Stockholders Agreement among Registrant and certain investors dated December 21, 2006

4.3*	Securities Purchase Agreement among Registrant and certain investors dated December 21, 2006

4.4*	Securities Purchase Agreement among Registrant and certain investors dated October 15, 2009

4.5*	Third Amended and Restated Registration Rights Agreement dated October 15, 2009

10.1*	Representative Form of Advisory Agreement between WisdomTree Asset Management, Inc. and WisdomTree Trust

10.2*	Form of License Agreement between WisdomTree Investments, Inc. and WisdomTree Trust dated March 21, 2006

10.3*	Mutual Participation Agreement by and among WisdomTree Investments, Inc., WisdomTree Asset Management, Inc. Mellon Capital Management Corporation and The Dreyfus Corporation dated January 24, 2008

10.4*	WisdomTree Investments, Inc. 1993 Stock Option Plan

10.5*	WisdomTree Investments, Inc. 1996 Performance Equity Plan

10.6*	WisdomTree Investments, Inc. 1996 Management Incentive Plan

10.7*	WisdomTree Investments, Inc. 2000 Performance Equity Plan

10.8*	WisdomTree Investments, Inc. 2001 Performance Equity Plan

10.9*	WisdomTree Investments, Inc. 2005 Performance Equity Plan

10.10*	Amendment to WisdomTree Investments, Inc. 2005 Performance Equity Plan approved by stockholder on August 20, 2007

10.11*	Amendment to WisdomTree Investments, Inc. 2005 Performance Equity Plan approved by stockholder on August 23, 2010

10.12*	Form of Restricted Stock Agreement (Multiple Year Vesting) for Executive Officers

10.13*	Form of Restricted Stock Agreement (Single Year Vesting) for Executive Officers

10.14*	Form of Stock Option Agreement for Executive Officers

10.15*	Form of Restricted Stock Agreement for Independent Directors

10.16*	Form of Stock Option Agreement for Independent Directors

10.17*	Form of Amendment dated January 26, 2009 to Existing Option Agreements between Registrant and Employees

10.18*	Stock Option Agreement between Registrant and Jonathan Steinberg dated April 3, 2002

10.19*	Stock Option Agreement between Registrant and Jonathan Steinberg dated March 17, 2004

10.20*	Amendment dated November 10, 2004 to Stock Option Agreements between Registrant and Jonathan Steinberg dated January 3, 2001, April 3, 2002 and March 17, 2004

10.21*	Stock Option Agreement between Registrant and Jonathan Steinberg dated November 10, 2004

10.22*	Stock Option Agreement between Registrant and Luciano Siracusano dated November 6, 2002

10.23*	Stock Option Agreement between Registrant and Luciano Siracusano dated July 30, 2003

10.24*	Stock Option Agreement between Registrant and Luciano Siracusano dated March 17, 2004

10.25*	Amendment dated October 7, 2004 to Stock Option Agreement between Registrant and Luciano Siracusano dated April 3, 2002.

10.26*	Stock Option Agreement between Registrant and Luciano Siracusano dated November 10, 2004

10.27*	Stock Option Agreement between Registrant and Luciano Siracusano dated January 26, 2009

10.28*	Amendment dated March 30, 2011 to Stock Option Agreements between Registrant and Luciano Siracusano dated January 26, 2009

10.29*	Stock Option Agreement between Registrant and Michael Steinhardt dated November 10, 2004

10.30*	Stock Option Agreement between Registrant and Frank Salerno dated July 22, 2005

10.31	Amended and Restated Employment Agreement between WisdomTree Asset Management, Inc. and Bruce Lavine dated as of May 24, 2011

10.32	Amended and Restated Employment Agreement between WisdomTree Asset Management, Inc. and Peter M. Ziemba dated as of May 24, 2011

10.33	Amended and Restated Employment Agreement between WisdomTree Asset Management, Inc. and Amit Muni dated as of May 24, 2011

10.34*	Form of Proprietary Rights and Confidentiality Agreement

10.35	Form of Indemnification Agreement for Officers and Directors

21.1*	Subsidiaries of WisdomTree Investments, Inc.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2011	WisdomTree Investments, Inc.

	By:	/s/ Jonathan Steinberg
		Name:	Jonathan L. Steinberg
		Title:	Chief Executive Officer

WisdomTree Investments, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

    WisdomTree Investments, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of WisdomTree Investments, Inc. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WisdomTree Investments, Inc. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, NY

March 31, 2011

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Per Share Amounts)

	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$14,233	$11,476
Investments	1,295	2,627
Accounts receivable	4,825	2,884
Other current assets	642	961

Total current assets	20,995	17,948
Fixed assets, net	756	977
Investments	7,300	6,693
Other noncurrent assets	91	85

Total assets	$29,142	$25,703

Liabilities and stockholders’ equity
Liabilities:
Current liabilities:
Fund management and administration payable	$5,714	$5,055
Compensation and benefits payable	3,638	2,587
Accounts payable and other liabilities	2,263	1,603

Total current liabilities	11,615	9,245
Other noncurrent liabilities	292	430

Total liabilities	11,907	9,675

Stockholders’ equity:
Preferred stock, par value $0.01; 2,000 shares authorized:	—	—
Common stock, par value $0.01; 250,000 shares authorized; issued: 115,291 and 114,535; outstanding: 113,132 and 110,106	1,152	1,145
Additional paid-in capital	158,236	149,487
Accumulated deficit	(142,153)	(134,604)

Total stockholders’ equity	17,235	16,028

Total liabilities and stockholders’ equity	$29,142	$25,703

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Statements of Operations

(In Thousands, Except Per Share Amounts)

	Year Ended December 31,
	2010	2009	2008
Revenues:
ETF advisory fees	$40,567	$20,812	$21,643
Other income	1,045	1,283	1,968

Total revenues	41,612	22,095	23,611
Expenses:
Compensation and benefits	19,193	18,943	20,338
Fund management and administration	14,286	13,387	14,772
Marketing and advertising	3,721	2,762	5,875
Sales and business development	2,730	2,495	3,642
Professional and consulting fees	3,779	1,780	1,871
Occupancy, communication, and equipment	1,118	1,087	1,564
Depreciation and amortization	314	360	337
Third party sharing arrangements	2,296	89	(320)
Other	1,724	2,420	2,577

Total expenses	49,161	43,323	50,656

Loss before provision for income taxes	(7,549)	(21,228)	(27,045)
Provision for income taxes	—	—	—

Net loss	$(7,549)	$(21,228)	$(27,045)

Net loss per share – basic and diluted	$(0.07)	$(0.21)	$(0.27)

Weighted-average common shares – basic and diluted	111,981	103,397	100,236

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(In Thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Gain/(Loss)	Accumulated Deficit	Total
	Shares Issued	Par Value
Balance – January 1, 2008	103,369	$1,033	$124,602	$—	$(86,331)	$39,304
Restricted stock issued, net	1,107	11	(11)	—	—	—
Exercise of stock options	96	1	3	—	—	4
Stock issued for services	672	7	1,279	—	—	1,286
Net unrealized loss on investments	—	—	—	(3)	—	(3)
Stock-based compensation	—	—	8,510	—	—	8,510
Net loss	—	—	—	—	(27,045)	(27,045)

Balance – December 31, 2008	105,244	1,052	134,383	(3)	(113,376)	22,056
Net proceeds from sale of common stock	6,667	67	4,921	—	—	4,988
Restricted stock issued, net	1,906	19	(19)	—	—	—
Exercise of warrants	194	2	(2)	—	—	—
Stock issued for services	524	5	1,013	—	—	1,018
Net unrealized gain on investments	—	—	—	3	—	3
Stock-based compensation	—	—	9,191	—	—	9,191
Net loss	—	—	—	—	(21,228)	(21,228)

Balance – December 31, 2009	114,535	1,145	149,487	—	(134,604)	16,028
Restricted stock issued, net	501	5	(5)	—	—	—
Exercise of stock options, net	235	2	(1)	—	—	1
Stock issued for services	20	—	29	—	—	29
Stock-based compensation	—	—	8,726	—	—	8,726
Net loss	—	—	—	—	(7,549)	(7,549)

Balance – December 31, 2010	115,291	$1,152	$158,236	$—	$(142,153)	$17,235

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net loss	$(7,549)	$(21,228)	$(27,045)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization and other	314	583	675
Stock-based compensation	8,755	10,209	9,546
Loss on subleased office space	—	—	139
Deferred rent	(105)	(185)	(36)
Accretion to interest income	4	(68)	111
(Increase)/decrease in operating assets and liabilities:
Accounts receivable	(1,941)	(1,354)	468
Other assets	313	(45)	579
Fund management and administration payable	659	(3,911)	2,600
Compensation and benefits payable	1,051	575	(1,531)
Accounts payable and other liabilities	627	397	(1,121)

Net cash provided by/(used in) operating activities	2,128	(15,027)	(15,615)
Cash flows from investing activities:
Purchase of fixed assets	(93)	(295)	(703)
Purchase of investments	(6,935)	(7,290)	(16,809)
Proceeds from the redemption of investments	7,656	15,825	31,260

Net cash provided by investing activities	628	8,240	13,748
Cash flows from financing activities:
Net proceeds from sale of common stock	—	4,988	—
Proceeds from exercise of stock options and warrants	1	—	4

Net cash provided by financing activities	1	4,988	4

Net increase/(decrease) in cash and cash equivalents	2,757	(1,799)	(1,863)
Cash and cash equivalents – beginning of year	11,476	13,275	15,138

Cash and cash equivalents – end of year	$14,233	$11,476	$13,275

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$11	$3	$5

Noncash investing and financing activities:
Cash less exercise of stock options and warrants	$517	$81	$1

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share and Per Share Amounts)

1. Organization and Description of Business

WisdomTree Investments, Inc. (WisdomTree or the Company) is a New York-based exchange-traded fund sponsor and asset manager. The Company is the eighth largest sponsor of ETFs in the United States based on assets under management (“AUM”). In June 2006, the Company launched 20 ETFs and, as of February 28, 2011, has 45 ETFs with AUM of approximately $10.3 billion. Through its operating subsidiary, the Company provides investment advisory and other management services to the WisdomTree Trust (“WTT”) and WisdomTree ETFs. The Company also licenses its indexes to third parties and promotes the use of WisdomTree ETFs in 401(k) plans. The Company has the following subsidiaries:

•

WisdomTree Asset Management, Inc. (WTAM) – a wholly owned subsidiary formed in February 2005, is an investment advisor registered with the Securities and Exchange Commission (SEC). WTAM provides investment advisory and other management services to WTT and the WisdomTree ETFs. In exchange for providing these services, the Company receives advisory fee revenues based on a percentage of the ETFs average daily net assets under management.

•

WisdomTree Retirement Services, Inc. (WTRS) – a wholly owned subsidiary formed in August 2007, markets with selected third parties the use of WisdomTree ETFs in 401(k) plans as well as offering a platform that offers ETFs to the 401(k) marketplace.

WTT, a non-consolidated third-party, is a Delaware statutory trust registered with the SEC as an open-end management investment company. The WisdomTree ETFs are issued by the WisdomTree Trust. The WisdomTree Trust offers ETFs across equities, currency, fixed income and alternatives asset classes. The Company has licensed the use of its own fundamentally-weighted indexes on a non-exclusive basis to the WisdomTree Trust for the WisdomTree ETFs. The Board of the WisdomTree Trust, or the Trustees, is separate from the Board of the Company. The Trustees are primarily responsible for overseeing the management and affairs of the WisdomTree ETFs and the Trust for the benefit of the WisdomTree ETF shareholders and has contracted with the Company to provide for general management and administration services of WisdomTree Trust and the WisdomTree ETFs. The Company, in turn, has contracted with third parties to provide the majority of these administration services. In addition, certain officers of the Company provide general management services for the WTT.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP, and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, results of operations, and cash flows for the periods presented. The consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries WTAM and WTRS. All intercompany accounts and transactions have been eliminated in consolidation. Certain accounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year’s consolidated financial statements presentation. These reclassifications had no effect on the previously reported net losses.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates.

Revenue Recognition

The Company earns investment advisory fees for ETFs and separately managed accounts as well as licensing fees from third parties. ETF advisory fees are based on a percentage of the ETFs average daily net assets and recognized over the period the related service is provided. Fees for separately managed accounts and licensing are based on a percentage of the average monthly net assets and recognized over the period the related service is provided.

Depreciation and Amortization

Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets as follows:

Equipment	3 years
Furniture and fixtures	7 years

Leasehold improvements are amortized over the term of their respective leases or service lives of the improvements, whichever is shorter. Fixed assets are stated at cost less accumulated depreciation and amortization.

Marketing and Advertising

Advertising costs, including media advertising and production costs, are expensed when incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be classified as cash equivalents. Cash and cash equivalents are held with one large financial institution.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customers’ obligations due under normal trade terms. An allowance for doubtful accounts is not provided since, in the opinion of management, all accounts receivable recorded are deemed collectible.

Impairment of Long-Lived Assets

On a periodic basis, the Company performs a review for the impairment of long-lived assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

Loss per Share

Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock. Options, restricted shares, and warrants to purchase shares of common stock were not included in the computation of diluted loss per share for the years ended December 31, 2010, 2009 and 2008 as the Company incurred a loss during the period.

Investments

The Company accounts for most of its investments as held-to-maturity, which are recorded at amortized cost, which approximates fair value. For held-to-maturity investments, the Company has the intent and ability to hold investments to maturity and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity.

In 2009, the Company accounted for an investment as available-for-sale which is reported at fair value with unrealized gains or losses included in other comprehensive income. There were no material realized gains or losses recorded through earnings during the year.

On a periodic basis, the Company reviews its portfolio of investments for impairment. If a decline in fair value is deemed to be other-than-temporary, the security is written down to its fair value through earnings.

Subsequent Events

The Company has evaluated subsequent events after the date of the consolidated financial statements to consider whether or not the impact of such events needed to be reflected or disclosed in the consolidated financial statements. Such evaluation was performed through the report date of the consolidated financial statements.

Stock-Based Awards

Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. The Company accounts for stock-based compensation for its employees based on the cost of employee services received in exchange for a stock-based award. Stock-based compensation is measured based on the grant-date fair value of the award and are amortized over the relevant service period.

Stock-based awards granted to non-employees for goods or services are valued at the fair value of the equity instruments issued or the fair value of consideration received, whichever is a more reliable measure of the fair value of the transaction, and recognized when performance obligations are complete.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

In order to recognize and measure any unrecognized tax benefits, management evaluates and determines whether any of its tax positions are more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the consolidated financial statements. Management does not believe that the Company has any material uncertain tax positions. The Company records interest and penalties, if any, related to income taxes within the provision for income taxes in the consolidated statements of operations.

The Company currently has tax years December 31, 1996 through December 31, 2010 open for examination by federal and state agencies as of December 31, 2010.

Related-Party Transactions

The Company’s revenues are derived primarily from investment advisory agreements with WTT and WisdomTree ETFs. Under these agreements, the Company has granted WTT an exclusive license to its own indexes for operation of the WisdomTree ETFs. The Trustees are primarily responsible for overseeing the management and affairs of the WisdomTree ETFs and the Trust for the benefit of the WisdomTree ETF shareholders and has contracted with the Company to provide for general management and administration of WisdomTree Trust and the WisdomTree ETFs. The Company is also responsible for expenses of WTT, including the cost of transfer agency, custody, fund administration and accounting, legal, audit, and other non-distribution services. In exchange, the Company receives fees based on a percentage of the ETF average daily net assets. The advisory agreements may be terminated by WTT upon notice. Certain officers of the Company also provide general management oversight of WTT; however, these officers have no material decision making responsibilities and primarily implement the decisions of the Trustees. At December 31, 2010, and 2009, the balance of accounts receivable from

WTT was approximately $4,612 and $2,657, respectively. Revenue from advisory services provided to WTT for the years ended December 31, 2010, 2009 and 2008 was approximately $40,567, $20,812 and $21,643, respectively.

Third Party Sharing Arrangements

Included in third party sharing arrangements expense are payments/(reimbursements) from/(to) the Company with respect to (i) a collaborative arrangement and (ii) marketing agreements with third parties:

Collaborative Arrangement—In 2008, the Company entered into a mutual participation agreement with Mellon Capital Management Corporation and Dreyfus Corporation in which the parties agreed to collaborate in developing currency and fixed income ETFs under the WisdomTree Trust. Under the agreement, the Company is responsible for operating the ETFs and providing sales, marketing and research support at its own cost. Mellon Capital and Dreyfus are responsible for providing sub-advisory, fund administration and accounting services for these collaborated ETFs at its own cost. Any revenues less third party costs, such as marketing, legal, accounting or fund management, related to these collaborative products are shared equally, including any losses (“net profit/loss”). The Company is responsible for arranging any third party costs related to this collaborative arrangement. This agreement expires in March 2013. The Company has determined it is the principal participant for transactions under this collaborative arrangement and as such, records these transactions on a gross basis reflecting all of the revenues and third party expenses on its financial statements in accordance with the nature of the revenue or expense. Any net profit/loss payments are reflected in the Third Party Sharing Arrangement expense line.

Revenues and expenses under this collaborative arrangement included in the Company’s financial statement are as follows:

	Year Ended December 31,
	2010	2009	2008
ETF advisory fee revenue	$6,578	$1,623	$973

Expenses:
Fund management and administration	1,057	660	789
Marketing and advertising	809	674	581
Sales and business development	196	107	243
Other	4	4	—

Total third party expenses	2,066	1,445	1,613

Net profit/(loss)	4,512	178	(640)
50% sharing	$2,256	$89	($320)

Marketing agreements—In 2010, the Company entered into agreements with two external distribution firms to serve as the external marketing agents for the WisdomTree ETFs in the U.S. independent broker-dealer channel and in Latin America. Under these agreements, the Company will pay a percentage of their advisory fee revenue, subject to caps, to the marketing agents based on incremental growth in assets under management in the respective sales channel. The Company incurred marketing fees of $40 for the year ended December 31, 2010.

Segment, Geographic and Customer Information

The Company operates as one business segment, as an ETF sponsor and asset manager providing investment advisory services. Revenues are derived in the U.S. and all of the Company’s assets are located in the U.S.

Recently Issued Accounting Pronouncements

In January 2010, ASU No. 2010-6, Improving Disclosures About Fair Value Measurement, adds required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. ASU No. 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. This standard impacts disclosure requirements only and did not have a material impact on our consolidated financial statements.

3. Investments and Fair Value Measurements

The following table is a summary of the Company’s investments:

	December 31,
	2010	2009	2009
	Held-to- Maturity	Available- for-Sale	Held-to- Maturity
Federal agency debt instruments	$8,595	$—	$9,190
Equity ETF	—	130	—

Total	$8,595	$130	$9,190

The following table summarizes unrealized gains, losses, and fair value of investments:

	December 31,
	2010	2009	2009
	Held-to- Maturity	Available- for-Sale	Held-to- Maturity
Cost/amortized cost	$8,595	$130	$9,190
Gross unrealized gains	47	—	64
Gross unrealized losses	(151)	—	(63)

Fair value	$8,491	$130	$9,191

The following table sets forth the maturity profile of investments:

	December 31,
	2010	2009	2009
	Held-to- Maturity	Available- for-Sale	Held-to- Maturity
Due within one year	$1,295	$130	$2,497
Due one year through five years	249	—	1,298
Due five years through ten years	796	—	1,009
Due over ten years	6,255	—	4,386

Total	$8,595	$130	$9,190

Fair Value Measurement

Under the accounting for fair value measurements and disclosures, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – Instruments whose significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available. The Company’s available-for-sale investments and held-to-maturity securities are categorized as Level 1. The amortized cost of the held-to-maturity securities approximates fair value. The Company does not intend to sell its investments held-to maturity before the recovery of their amortized cost bases which may be at maturity.

Some of our financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, accounts receivable, certain other current assets, accounts payable and other liabilities, fund management and administration payable, and compensation and benefits payable.

4. Fixed Assets

The following table summarized fixed assets:

	December 31,
	2010	2009
Equipment	$586	$496
Furniture and fixtures	234	232
Leasehold improvements	1,038	1,037
Less accumulated depreciation and amortization	(1,102)	(788)

Total	$756	$977

5. Commitments and Contingencies

Contractual Obligations

The Company has entered into obligations under operating leases with initial non-cancelable terms in excess of one year for office space, telephone, and data services. Expenses recorded under these agreements for the years ended December 31, 2010, 2009, and 2008 were approximately $1,015, $1,034 and $1,348, respectively.

Future minimum lease payments with respect to non-cancelable operating leases at December 31, 2010 are approximately as follows:

2011	$1,360
2012	1,263
2013	1,229
2014	76
2015 and thereafter	—

Total	$3,928

Letter of Credit

The Company collateralizes its office lease space through a standby letter credit in the amount of $700 held as an investment in debt securities, which is included in investments on the consolidated balance sheets at December 31, 2010 and 2009.

Contingencies

The Company is subject to various routine regulatory reviews and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. The Company is not currently party to any litigation or other legal proceedings that management believes are reasonably likely to have a material adverse effect on the Company’s operating results, financial condition or cash flows.

6. Stock-Based Awards

Stock Options

The Company grants stock options to employees, certain directors and non-employee consultants and special advisors for services. The Company has six stock option plans, which are similar in nature (collectively, referred to as the Plans). Under the Plans, the Company can issue a maximum of 25,000,000 shares of Common Stock pursuant to stock options and other stock-based awards and also has issued from time to time stock-based awards outside the Plans.

Options are issued generally for terms of ten years and vest between two to four years. Options are issued with an exercise price equal to the fair value of the Company on the date of grant. Options expire on dates ranging from May 13, 2011 to December 12, 2020.

In January 2009, the Company’s Compensation Committee and Board of the Directors approved a proposal to provide eligible employees an opportunity to exercise their underwater stock options in the future at an alternative lower strike price. To obtain the full benefit of the alternative strike price, employees are required to remain with the Company for an additional 4 years. Under the program, eligible employees could exercise one quarter of their stock options each year at an alternative strike price of $1.07. The alternative strike price represented a 50% premium to the Company’s thirty day volume weighted-average price on the day the program was approved. Options prices on the programs approval date ranged from $1.75 to $9.45 with a weighted-average exercise price of $4.34. The Company is recording a charge of $589 over four years which represents the excess of the fair value of eligible options using the alternative strike price over the existing strike price. For the years ended December 31, 2010 and 2009, the Company recorded $140 and $145, respectively, for this program.

A summary of option activity is as follows:

	Options	Weighted- Average Exercise Price
Outstanding January 1, 2008	18,360,674	$1.44
Granted	1,367,912	2.06
Forfeitures or expirations	(1,421,071)	3.84
Exercised	(95,806)	0.48

Outstanding at December 31, 2008	18,211,709	1.30
Granted	3,425,000	0.70
Forfeitures or expirations	(263,750)	2.55
Exercised	—	—

Outstanding at December 31, 2009	21,372,959	0.57
Granted	860,000	2.38
Forfeitures or expirations	(336,868)	2.77
Exercised	(452,474)	1.15

Outstanding at December 31, 2010	21,443,617	$0.60

The following table summarizes information on stock options outstanding:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2010	Weighted- Average Remaining Contractual Life in Years	Weighted- Average Exercise Price	Number Exercisable at December 31, 2010	Weighted- Average Exercise Price	Aggregate Intrinsic Value at December 31, 2010
$0.03 – $0.45	11,922,574	2.8	$0.08	9,797,574	$0.09	$39,762
$0.70 – $0.97	3,762,240	8.1	0.73	949,411	0.77	3,210
$1.07 – $1.80	3,799,377	5.9	1.07	944,263	1.07	2,908
$2.03 – $4.03	1,959,426	6.1	2.60	1,072,951	2.78	1,475

	21,443,617	4.6	$0.60	12,764,199	$0.44	$47,355

Included in the above tables are 1,398,333 options as of December 31, 2010, 2009 and 2008 for option awards granted to nonemployee consultants, special advisors and vendors. These options have a weighted exercise price of $1.40 and are fully exercisable.

The Company estimated the fair value for options using the Black-Scholes Option Pricing Model. The estimated weighted-average fair value for options granted in 2010, 2009 and 2008 was $2.38, $0.44 and $1.14, respectively. The following assumptions were used in the option pricing model:

	Year Ended December 31,
	2010	2009	2008
Expected life (years)	5.0	5.0	5.0
Risk free interest rate	1.13% to 2.54%	1.67% to 2.15%	1.50% to 3.73%
Dividends	—	—	—
Volatility	71.13% to 76.55%	76.72% to 78.47%	62.74% to 72.25%

The Company recognized stock-based compensation in the amount of $3,824, $4,253 and $4,612 for options awarded to employees and directors for the years ended December 31, 2010, 2009 and 2008, respectively.

The amount of unrecognized stock-based compensation relating to stock options grants as of December 31, 2010 is $2,734 and the weighted-average remaining vesting period is approximately 1.69 years.

The Company recognized stock-based compensation expense in the amount of $0, $47 and $34, for option awards to nonemployee consultants, special advisors and vendors for the years ended 2010, 2009 and 2008, which is included in professional and consulting fees and other expenses on the consolidated statements of operations.

In 2008, the Company modified 539,843 options by extending the exercise period for certain employees who were terminated from the Company. The Company recognized additional stock-based compensation expense of $285 related to these modifications.

Restricted Shares

The Company grants restricted stock to employees, and certain directors. All restricted stock awards require future service as a condition of delivery of the underlying shares of common stock along with certain other requirements outlined in the award agreements. Restricted stock awards generally vest over one to four years.

From time-to-time, the Company also grants restricted and common stock to nonemployee consultants, special advisors and vendors for services. In general, theses awards vest over the contractual period of the consulting arrangement. The fair value of these awards is measured at the grant dated fair value and re-measured at each reporting period. Fair value is determined as the closing price of the Company’s common stock on the date of grant.

The following table summarizes information about restricted shares outstanding for the years ended December 31, 2010, 2009 and 2008:

Restricted Stock Awards
Unvested balance at January 1, 2008	3,943,538
Granted	1,212,377
Vested	(1,145,517)
Forfeited	(105,156)

Unvested balance at December 31, 2008	3,905,242
Granted	1,962,319
Vested	(1,380,935)
Forfeited	(56,503)

Unvested balance at December 31, 2009	4,430,123
Granted	554,011
Vested	(2,772,125)
Forfeited	(53,500)

Unvested balance at December 31, 2010	2,158,509

Included in the above table are 750,000, 1,325,30 and 1,687,350 shares of unvested restricted stock as of December 31, 2010, 2009 and 2008, respectively, for awards granted to nonemployee consultants, special advisors and vendors.

The Company recognized stock-based compensation in the amount of $2,921, $3,864 and $3,545 for restricted stock awards to employees and directors for the year ended 2010, 2009 and 2008, respectively. The amount of unrecognized stock-based compensation expense for employee restricted share grants as of December 31, 2010 is approximately $783, and the weighted-average remaining vesting period is approximately 1.49 years.

The Company recognized stock-based compensation expense in the amount of $2,010, $2,045 and $1,355, for restricted stock awards to nonemployee consultants, special advisors and vendors for the years ended 2010, 2009 and 2008, which is included in professional and consulting fees and other expenses on the consolidated statements of operations.

Warrants

In connection with the Company’s financing in 2004, the Company issued 300,000 warrants exercisable at $0.28 per share. 96,124 warrants were forfeited and 193,876 were exercised in 2009. The Company has no further warrants outstanding.

7. Employee Benefit Plans

The Company has a 401(k) savings plan covering all eligible employees in which the Company can make discretionary contributions from its profits. The Company has not made any discretionary contributions for years ended December 31, 2010, 2009 and 2008.

8. Other Comprehensive Loss

Accumulated other comprehensive loss is summarized as follows:

	Unrealized Loss/Gain on Securities	Accumulated Other Comprehensive Loss/Gain
Balance – January 1, 2009	$(3)	$(3)
Period change	3	3

Balance – December 31, 2009	—	—
Period change	—	—

Balance – December 31, 2010	$—	$—

9. Income Taxes

At December 31, 2010 and 2009, the Company had net operating losses carry forward of $101,856 and $93,552, respectively. This carry forward includes a Section 382 (of the U.S. Internal Revenue Code) limited net operating loss of approximately $17,657 at December 31, 2010, which expires at various dates through 2024 and the utilization of which is limited in future years. In 2010, $2,381 of these losses expired. During 2010, the Company preformed a Section 382 study and approximately $7,100 of the net operating loss carry forward was deemed unusable. At this time, the Company has determined that no limitations will apply to the post ownership losses at December 31, 2010 of $84,199 which expires at various dates through 2030. The Company has generated operating losses through December 31, 2010.

The composition of the deferred tax asset is summarized as follows by applying a 45.96% and 44.38% tax rate at December 31, 2010 and 2009, respectively, to the deferred tax items. The deferred tax asset has been offset by a valuation allowance:

	December 31,
	2010	2009
Deferred tax assets:
Net operating losses	$42,803	$41,518
Stock-based compensation	8,943	11,086
Fixed assets	185	—
Deferred rent liability	200	—
Other	51	—
Total deferred tax assets and liabilities	52,182	52,604
Less: valuation allowance	(52,182)	(52,604)

Net deferred tax assets and liabilities	$—	$—

A reconciliation between the statutory federal income tax rate of 35% and the Company’s effective rate is as follows:

	December 31,
	2010	2009	2008
Federal statutory rate	(35.00%)	(35.00%)	(35.00%)
State income tax rate, net of federal benefit	(10.17%)	(9.88%)	(9.00%)
Other differences, net	(0.79%)	0.50%	—
Valuation allowance	45.96%	44.38%	44.00%

Effective rate	0.00%	0.00%	0.00%

10. Financing

In October 2009, the Company completed a financing raising $4,988 net of expenses through the issuance of 6,666,672 shares of common stock primarily from its existing investors. The proceeds from this financing has been and will be used for general business purposes.

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Per Share Amounts)

	March 31, 2011	December 31, 2010
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,804	$14,233
Investments	297	1,295
Accounts receivable	5,190	4,825
Other current assets	834	642

Total current assets	19,125	20,995
Fixed assets, net	697	756
Investments	8,621	7,300
Other noncurrent assets	69	91

Total assets	$28,512	$29,142

Liabilities and stockholders’ equity
Liabilities
Current liabilities:
Fund management and administration payable	$6,436	$5,714
Compensation and benefits payable	1,096	3,638
Accounts payable and other liabilities	2,815	2,263

Total current liabilities	10,347	11,615
Other noncurrent liabilities	255	292

Total liabilities	10,602	11,907

Stockholders’ equity
Preferred stock, par value $0.01; 2,000 shares authorized:	—	—
Common stock, par value $0.01; 250,000 shares authorized: issued: 115,470 and 115,291 outstanding: 113,764 and 113,132	1,154	1,152
Additional paid-in capital	158,754	158,236
Accumulated deficit	(141,998)	(142,153)

Total stockholders’ equity	17,910	17,235

Total liabilities and stockholders’ equity	$28,512	$29,142

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Statements of Operations

(In Thousands, Except Per Share Amounts)

(Unaudited)

	Three Months Ended March 31,
	2011	2010
Revenues
ETF advisory fees	$14,273	$8,467
Other income	260	247

Total revenues	14,533	8,714

Expenses
Compensation and benefits	5,217	5,255
Fund management and administration	4,162	3,397
Marketing and advertising	972	1,160
Sales and business development	745	460
Professional and consulting fees	1,359	1,024
Occupancy, communication and equipment	273	267
Depreciation and amortization	65	77
Third party sharing arrangements	1,128	240
Other	457	426

Total expenses	14,378	12,306

Income/(loss) before provision for income taxes	155	(3,592)
Provision for income taxes	71	—
Tax benefit	(71)	—

Net income/(loss)	$155	$(3,592)

Net income/(loss) per share—basic	$0.00	$(0.03)
Net income/(loss) per share—diluted	$0.00	$(0.03)
Weighted average common shares—basic	113,463	110,820
Weighted average common shares—diluted	134,470	110,820

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	Three Months Ended March 31,
	2011	2010
Cash flows from operating activities
Net income/(loss)	$155	$(3,592)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation, amortization and other	65	77
Stock-based compensation	2,119	2,547
Deferred rent	(38)	(23)
Accretion to interest income	24	(9)
(Increase)/decrease in operating assets and liabilities:
Accounts receivable	(365)	(338)
Other assets	(170)	(317)
Fund management and administration payable	722	1,305
Compensation and benefits payable	(2,542)	(1,463)
Accounts payable and other liabilities	553	107

Net cash provided by/(used in) operating activities	523	(1,706)

Cash flows from investing activities
Purchase of fixed assets	(6)	(20)
Purchase of investments	(2,494)	(966)
Proceeds from the redemption of investments	2,147	2,368

Net cash (used in)/provided by investing activities	(353)	1,382

Cash flows from financing activities
Shares repurchased	(1,599)	—
Proceeds from exercise of stock options	—	1

Net cash (used in)/provided by financing activities	(1,599)	1

Net decrease in cash and cash equivalents	(1,429)	(323)
Cash and cash equivalents - beginning of period	14,233	11,476

Cash and cash equivalents - end of period	$12,804	$11,153

Supplemental disclosure of cash flow information
Cash paid for income taxes	$7	$4

Non-cash investing and financing activities:
Cashless exercise of stock options	$84	$28

The accompanying notes are an integral part of these consolidated financial statements

WisdomTree Investments, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share and Per Share Amounts)

(unaudited)

1. Organization and Description of Business

WisdomTree Investments, Inc. (WisdomTree or the Company) is a New York-based exchange-traded fund sponsor and asset manager. The Company is the eighth largest sponsor of ETFs in the United States based on assets under management (“AUM”). In June 2006, the Company launched 20 ETFs and, as of April 29, 2011, has 46 ETFs with AUM of over $12 billion. Through its operating subsidiary, the Company provides investment advisory and other management services to the WisdomTree Trust (“WTT”) and WisdomTree ETFs. The Company also licenses its indexes to third parties and promotes the use of WisdomTree ETFs in 401(k) plans. The Company has the following subsidiaries:

•

WisdomTree Asset Management, Inc. (WTAM) – a wholly owned subsidiary formed in February 2005, is an investment advisor registered with the Securities and Exchange Commission (SEC). WTAM provides investment advisory and other management services to WTT and the WisdomTree ETFs. In exchange for providing these services, the Company receives advisory fee revenues based on a percentage of the ETFs average daily net assets under management.

•

WisdomTree Retirement Services, Inc. (WTRS) – a wholly owned subsidiary formed in August 2007, markets with selected third parties the use of WisdomTree ETFs in 401(k) plans as well as offering a platform that offers ETFs to the 401(k) marketplace.

WTT, a non-consolidated third-party, is a Delaware statutory trust registered with the SEC as an open-end management investment company. The WisdomTree ETFs are issued by the WisdomTree Trust. The WisdomTree Trust offers ETFs across equities, currency, fixed income and alternatives asset classes. The Company has licensed the use of its own fundamentally-weighted indexes on a non-exclusive basis to the WisdomTree Trust for the WisdomTree ETFs. The Board of the WisdomTree Trust, or the Trustees, is separate from the Board of the Company. The Trustees are primarily responsible for overseeing the management and affairs of the WisdomTree ETFs and the Trust for the benefit of the WisdomTree ETF shareholders and has contracted with the Company to provide for general management and administration services of WisdomTree Trust and the WisdomTree ETFs. The Company, in turn, has contracted with third parties to provide the majority of these administration services. In addition, certain officers of the Company provide general management services for the WTT.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP, and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, results of operations, and cash flows for the periods presented. The consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries WTAM and WTRS. All intercompany accounts and transactions have been eliminated in consolidation. Certain accounts in the prior periods’ consolidated financial statements have been reclassified to conform to the current period’s consolidated financial statements presentation. These reclassifications had no effect on the previously reported net losses. These consolidated financial statements should be read in conjunction with the audited financial statements and footnotes for the year ended December 31, 2010.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates.

Revenue Recognition

The Company earns investment advisory fees for ETFs and separately managed accounts as well as licensing fees from third parties. ETF advisory fees are based on a percentage of the ETFs average daily net assets and recognized over the period the related service is provided. Fees for separately managed accounts and licensing are based on a percentage of the average monthly net assets and recognized over the period the related service is provided.

Depreciation and Amortization

Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets as follows:

Equipment	3 years
Furniture and fixtures	7 years

Leasehold improvements are amortized over the term of their respective leases or service lives of the improvements, whichever is shorter. Fixed assets are stated at cost less accumulated depreciation and amortization.

Marketing and Advertising

Advertising costs, including media advertising and production costs are expensed when incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be classified as cash equivalents. Cash and cash equivalents are held with one large financial institution.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customers’ obligations due under normal trade terms. An allowance for doubtful accounts is not provided since, in the opinion of management, all accounts receivable recorded are deemed collectible.

Impairment of Long-Lived Assets

On a periodic basis, the Company performs a review for the impairment of long-lived assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

Earnings/Loss per Share

Basic earnings or loss per share is computed by dividing net income or loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential reduction in earnings per share that could occur if options or other contracts to issue common stock were exercised or converted into common stock. Options and restricted shares to purchase shares of common stock were included in the three months ended March 31, 2011 but not included in the computation of diluted loss per share for the three months ended March 31, 2010 as the Company incurred a loss during that period.

Investments

The Company accounts for most of its investments as held-to-maturity, which are recorded at amortized cost, which approximates fair value. For held-to-maturity investments, the Company has the intent and ability to hold investments to maturity and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity.

On a periodic basis, the Company reviews its portfolio of investments for impairment. If a decline in fair value is deemed to be other-than-temporary, the security is written down to its fair value through earnings.

Subsequent Events

The Company has evaluated subsequent events after the date of the consolidated financial statements to consider whether or not the impact of such events needed to be reflected or disclosed in the consolidated financial statements. Such evaluation was performed through the issuance of these interim consolidated financial statements.

Stock-Based Awards

Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. The Company accounts for stock-based compensation for its employees based on the cost of employee services received in exchange for a stock-based award. Stock-based compensation is measured based on the grant-date fair value of the award and are amortized over the relevant service period.

Stock-based awards granted to non-employees for goods or services are valued at the fair value of the equity instruments issued or the fair value of consideration received, whichever is a more reliable measure of the fair value of the transaction, and recognized when performance obligations are complete.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

In order to recognize and measure any unrecognized tax benefits, management evaluates and determines whether any of its tax positions are more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the consolidated financial statements. Management does not believe that the Company has any material uncertain tax positions. The Company records interest and penalties, if any, related to income taxes within the provision for income taxes in the consolidated statements of operations.

The Company currently has tax years December 31, 1996 through December 31, 2010 open for examination by federal and state agencies as of March 31, 2011.

Related-Party Transactions

The Company’s revenues are derived primarily from investment advisory agreements with WTT and WisdomTree ETFs. Under these agreements, the Company has granted WTT an exclusive license to its own indexes for operation of the WisdomTree ETFs. The Trustees are primarily responsible for overseeing the management and affairs of the WisdomTree ETFs and the Trust for the benefit of the WisdomTree ETF shareholders and has contracted with the Company to provide for general management and administration of WisdomTree Trust and the WisdomTree ETFs. The Company is also responsible for expenses of WTT, including the cost of transfer agency, custody, fund administration and accounting, legal, audit, and other non-distribution services. In exchange, the Company receives fees based on a percentage of the ETF average daily net assets. The advisory agreements may be terminated by WTT upon notice. Certain officers of the Company also provide general management oversight of WTT; however, these officers have no material decision making responsibilities and primarily implement the decisions of the Trustees. At March 31, 2011 and December 31, 2010, the balance of accounts receivable from WTT was approximately $5,009 and $4,612, respectively. Revenue from advisory services provided to WTT for the three months ended March 31, 2011 and 2010 was approximately $14,273 and $8,467, respectively.

Third Party Sharing Arrangements

Included in third party sharing arrangements expense are payments/(reimbursements) from/(to) the Company with respect to (i) a collaborative arrangement and (ii) marketing agreements with third parties:

Collaborative Arrangement—In 2008, the Company entered into a mutual participation agreement with Mellon Capital Management Corporation and The Dreyfus Corporation in which the parties agreed to collaborate in developing currency and fixed income ETFs under the WisdomTree Trust. Under the agreement, the Company is responsible for operating the ETFs and providing sales, marketing and research support at its own cost. Mellon Capital and Dreyfus are responsible for providing sub-advisory, fund administration and accounting services for these collaborated ETFs at its own cost. Any revenues less third party costs, such as marketing, legal, accounting or fund management, related to these collaborative products are shared equally, including any losses (“net profit/loss”). The Company is responsible for arranging any third party costs related to this collaborative arrangement. This agreement expires in March 2013. The Company has determined it is the principal participant for transactions under this collaborative arrangement and as such, records these transactions on a gross basis reflecting all of the revenues and third party expenses on its financial statements in accordance with the nature of the revenue or expense. Any net profit/loss payments are reflected in Third Party Sharing Arrangement expense on the consolidated financial statements.

Revenues and expenses under this collaborative arrangement included in the Company’s financial statement are as follows:

	Three Months Ended March 31,
	2011	2010
ETF advisory fee revenue	$2,467	$1,291

Expenses:
Fund management and administration	327	218
Marketing and advertising	181	585
Sales and business development	19	7
Other	—	1

Total third party expenses	527	811
Net profit/(loss)	1,940	480

50% sharing	$970	$240

Marketing agreements—In 2010, the Company entered into agreements with two external marketing firms to serve as the external marketing agents for the WisdomTree ETFs in the U.S. independent broker-dealer channel and in Latin America. Under these agreements, the Company will pay a percentage of their advisory fee revenue, subject to caps, to the marketing agents based on incremental growth in assets under management in the respective sales channel. The Company incurred marketing fees of $158 for the three months ended March 31, 2011.

Segment, Geographic and Customer Information

The Company operates as one business segment, as an ETF sponsor and asset manager providing investment advisory services. Revenues are derived in the U.S. and all of the Company’s assets are located in the U.S.

Recently Issued Accounting Pronouncements

In January 2010, ASU No. 2010-6, Improving Disclosures About Fair Value Measurement, adds required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. ASU No. 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. This standard impacts disclosure requirements only and did not have a material impact on our consolidated financial statements.

3. Investments and Fair Value Measurements

The following table is a summary of the Company’s investments:

	March 31, 2011	December 31, 2010
	Held-to-Maturity	Held-to-Maturity
Federal agency debt instruments	$8,918	$8,595
Equity ETF	—	—

Total	$8,918	$8,595

The following table summarizes unrealized gains, losses, and fair value on investments:

	March 31, 2011	December 31, 2010
	Held-to-Maturity	Held-to-Maturity
Cost/amortized cost	$8,918	$8,595
Gross unrealized gains	36	47
Gross unrealized losses	(199)	(151)

Fair value	$8,755	$8,491

The Company’s table sets forth the maturity profile of investments:

	March 31, 2011	December 31, 2010
	Held-to-Maturity	Held-to-Maturity
Due within one year	$296	$1,295
Due one year through five years	249	249
Due five years through ten years	778	796
Due over ten years	7,595	6,255

Total	$8,918	$8,595

Fair Value Measurement

Under the accounting for fair value measurements and disclosures, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – Instruments whose significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available. The Company’s available-for-sale investments and held-to-maturity securities are categorized as Level 1. The amortized cost of the held-to-maturity securities approximates fair value. The Company does not intend to sell its investments held-to maturity before the recovery of their amortized cost bases which may be at maturity.

Some of our financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, accounts receivable, certain other current assets, accounts payable and other liabilities, fund management and administration payable, and compensation and benefits payable.

4. Commitments and Contingencies

Contractual Obligations

The Company has entered into obligations under operating leases with initial non-cancelable terms in excess of one year for office space, telephone, and data services. Expenses recorded under these agreements for the three months ended March 31, 2011 and 2010 were approximately $255 and $255 respectively.

Future minimum lease payments with respect to non-cancelable operating leases at March 31, 2011 are approximately as follows:

Remainder of 2011	$1,021
2012	1,343
2013	1,251
2014	996
2015 and thereafter	—

Total	$4,611

Letter of Credit

The Company collateralizes its office lease space through a standby letter credit in the amount of $700 held as an investment in debt securities, which is included in investments on the consolidated balance sheets at March 31, 2011 and December 31, 2010.

Contingencies

The Company is subject to various routine regulatory reviews and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. The Company is not currently party to any litigation or other legal proceedings that management believes are reasonably likely to have a material adverse effect on the Company’s operating results, financial condition or cash flows.

5. Stock-Based Awards

Stock Options and Restricted stock

The Company grants stock options to employees, certain directors and non-employee consultants and special advisors for services. Options are issued generally for terms of ten years and vest between two to four years. Options are issued with an exercise price equal to the fair value of the Company on the date of grant. The Company estimated the fair value for options using the Black-Scholes Option Pricing Model.

The Company grants restricted stock to employees, and certain directors. All restricted stock awards require future service as a condition of delivery of the underlying shares of common stock along with certain other requirements outlined in the award agreements. Restricted stock awards generally vest over one to four years.

From time-to-time, the Company also grants restricted and common stock to nonemployee consultants, special advisors and vendors for services. In general, theses awards vest over the contractual period of the consulting arrangement. The fair value of these awards is measured at the grant dated fair value and re-measured at each reporting period. Fair value is determined as the closing price of the Company’s common stock on the date of grant.

A summary of options and restricted stock activity is as follows:

	Options	Weighted Average Exercise Price of Options	Restricted Stock Awards
Balance at January 1, 2011	21,443,617	$0.60	2,158,509
Granted	495,000	$5.07	410,816
Exercised/vested	(83,564)	$1.00	(863,278)
Forfeited or expirations	(3)	$.082	—

Balance at March 31, 2011	21,855,050	$0.70	1,706,047

A summary of stock-based compensation expense is as follows:

	Three Months Ended March 31,
	2011	2010
Employees and directors	$1,525	$2,055
Non-employees	594	492

Total	$2,119	$2,547

6. Earnings and dividend per share

The following is a reconciliation of the basic and diluted earnings per share computation:

	Three Months Ended March 31,
	2011	2010
Net income/(loss)	$155	$(3,592)

Shares of common stock and common stock equivalents:
Weighted averages shares used in basic computation (in thousands)	113,463	110,820
Dilutive effect of stock options and unvested restricted stock (in thousands)	21,007	—

Weighted averages shares used in dilutive computation (in thousands)	134,470	110,820

Basic earnings per share	$0.00	$(0.03)
Dilutive earnings per share	$0.00	$(0.03)

Diluted earnings per share reflects the potential reduction in earnings per share that could occur if options or other contracts to issue common stock were exercised or converted into common stock. Options and restricted shares to purchase shares of common stock were included in the three months ended March 31, 2011 but not included in the computation of diluted loss per share for the three months ended March 31, 2010 as the Company incurred a loss during that period. The number of outstanding options and unvested restricted stock excluded for the three months ended March 31, 2010 were 21,920 and 3,826, respectively.

7. Income Taxes

At March 31, 2011 and December 31, 2010, the Company had net operating losses carry forward of $104,292 and $101,856, respectively, which it carries as a deferred tax asset which had been completely offset by a valuation allowance. For the three months ended March 31, 2011 the Company has utilized $71 of its net operating loss by applying a 45.96% rate.

8. Shares repurchased

During the three months ended March 31, 2011, the Company repurchased 309,502 shares of its Company stock for an aggregate price of $1,599. The shares repurchased related to the vesting of restricted common stock granted to employees.